UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number 001-33190

McEWEN INC.
(Name of registrant as specified in its charter)

Colorado	**84-0796160**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
150 King Street West, Suite 2800, Toronto, Ontario Canada	**M5H 1J9**
(Address of principal executive offices)	(Zip Code)

(866) 441-0690
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	**MUX**	**New York Stock Exchange ("NYSE")**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262 (b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 30, 2025 (the last business day of the registrant's second fiscal quarter), the aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant was $519,882,572 based on the closing price of $9.61 per share as reported on the NYSE. There were 59,452,799 shares of common stock outstanding on March 16, 2026.

DOCUMENTS INCORPORATED BY REFERENCE: Portions of the registrant's Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated into Part III, Items 10 through 14 of this report.

TABLE OF CONTENTS

PART I

ADDITIONAL INFORMATION

Descriptions of agreements or other documents in this report are intended as summaries and are not necessarily complete. Please refer to the agreements or other documents filed or incorporated herein by reference as exhibits. Please see Item 15, Exhibits and Financial Statement Schedules in this report for a complete list of those exhibits.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Please see the note under "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*," for a description of special factors potentially affecting forward-looking statements included in this report.

CAUTIONARY NOTE REGARDING DISCLOSURE OF MINERAL PROPERTIES

Mineral Reserves and Resources

We are subject to the reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and applicable Canadian securities laws, and as a result, we have reported our mineral reserves and mineral resources according to two different standards. U.S. reporting requirements are governed by Item 1300 of Regulation S-K ("S-K 1300"), as issued by the U.S. Securities and Exchange Commission ("SEC"). Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), as adopted from the definitions provided by the Canadian Institute of Mining, Metallurgy and Petroleum. Both sets of reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but the standards embody slightly different approaches and definitions. All disclosures of mineral resources and mineral reserves in this report are reported in accordance with S-K 1300.

Investors should be aware that the estimation of measured and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves, and therefore investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves that conform to S-K 1300 guidelines. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. It is reasonably expected that the majority of the inferred mineral resource could be upgraded to an indicated mineral resource with continued exploration. Investors are cautioned not to assume that all or any part of inferred resources exist, or that they can be mined legally or economically.

Technical Report Summaries and Qualified Persons

The technical information concerning our mineral projects in this Form 10-K have been reviewed and approved by William Shaver, P.Eng., Chief Operating Officer, Luke Willis, P.Geo, Director, Resource Modeling, and Channa Kumarage, P.Eng., Director, Technical Services, each a "qualified person" under S-K 1300. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and mineral resources included in this Form 10-K, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, sociopolitical, marketing or other relevant factors, please review the Technical Report Summaries for our material properties which are included as exhibits to the 2021 Form 10-K, except for Fox Complex, which was updated and filed as an exhibit to the 10-K dated March 14, 2025 and the Los Azules copper project which was updated and filed as an exhibit to this 10-K.

RELIABILITY OF INFORMATION

Minera Santa Cruz S.A. ("MSC"), the owner of the San José mine, is responsible for and has supplied to us all reported results from the San José mine. The technical information contained herein regarding the San José mine is based entirely on information provided to us by MSC. Our joint venture partner, a subsidiary of Hochschild Mining plc ("Hochschild"), and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this information.

PART I

ITEM 1. BUSINESS

History and Organization

McEwen Inc. (the "Company") is a gold and silver mining production and exploration company with an advanced copper development project, focused on the Americas. We were incorporated under the laws of the state of Colorado in 1979 as US Gold Corp. In September 2011, US Gold Corp. acquired Minera Andes Inc., and was renamed McEwen Mining Inc. Effective July 7, 2025, the Company changed its name from McEwen Mining Inc. to McEwen Inc. We own 100% of the Froome mine and Stock mill in Ontario, Canada; 100% of the Gold Bar Mine Complex in Nevada; 100% of El Gallo (previously known as the Fenix Project) in Sinaloa, Mexico; a 46.3% interest in McEwen Copper Inc., the owner of the Los Azules copper project ("Los Azules") in San Juan, Argentina; and a 49% interest in MSC, the owner and operator of the San José mine in Santa Cruz, Argentina. In addition to the above, we hold interests in advanced-stage and exploration-stage projects in the United States, Canada, Mexico, and Argentina.

Our commencement of Canadian operations in 2017 was facilitated by the acquisition of Lexam VG Gold Inc. ("Lexam") in April 2017, followed by the acquisition of the Black Fox and Stock Properties from Primero Mining Corp. in October 2017. These two acquisitions provided us with an operating mine, mill, and significant land interests in the historic Timmins mining district of Ontario (collectively, the "Fox Complex"). On September 19, 2021, our currently operating Froome mine, located within the Black Fox Property, reached commercial production. The Company is currently developing its Stock Property as an underground mine, with production expected to begin by mid-2026. In January 2026, we closed the acquisition of Canadian Gold Corp. which holds a number of exploration-stage assets, including the Tartan Lake project in Manitoba.

In the United States, construction began on our 100% owned Gold Bar mine in Nevada in 2017. The Gold Bar mine poured its first gold ingot on February 16, 2019, and achieved commercial production on May 23, 2019. Current production is from our Pick, Ridge and Gold Bar South deposits. In August 2024, we expanded our portfolio of exploration-stage properties in Nevada through the acquisition of Timberline Resources Corporation ("Timberline"). Together with our Tonkin Project, acquired in 2005, these properties comprise the Gold Bar Mine Complex.

At El Gallo in Sinaloa, Mexico, mining and crushing activities ceased during the second quarter of 2018. The Company now plans to begin mill construction in H1 2026 as part of its heap leach material ("HLM") reprocessing project contemplated in its 2021 feasibility study. Production is projected to begin by mid-2027 and is expected to run for 10 years, reaching an average annual output of approximately 20,000 GEOs once commercial production is achieved. A second operational phase focusing on silver dominant material has also been planned ("El Gallo Silver").

Our objective is to increase shareholder value through the exploration for and economic extraction of gold, silver, and other valuable minerals. Other than the San José mine and the Los Azules copper project, both located in Argentina, we generally conduct our activities as the sole owner, but we may enter into strategic arrangements with other companies through joint venture or similar agreements. We hold our mineral property interests and operate our business through various subsidiary companies.

Our principal executive office is located at 150 King Street West, Suite 2800, Toronto, Ontario, Canada M5H 1J9 and our telephone number is (866) 441-0690. Our website is www.mcewenmining.com. We make available at no cost our periodic reports, including Forms 10-K, 10-Q and 8-K, and news releases and certain of our corporate governance documents, including our Code of Business Conduct and Ethics, on our website. Our common stock is listed on the New York Stock Exchange ("NYSE") and on the Toronto Stock Exchange ("TSX") under the symbol "MUX."

In this report, unless otherwise noted, "Au" represents gold; "Ag" represents silver; "Cu" represents copper; "oz" represents troy ounce; "lb" represents pound; "g/t" represents grams per metric tonne; "o/t" represents troy ounces per short ton; "ft" represents feet; "m" represents meter; "sq" represents square; and C$ refers to Canadian dollars. All our financial information is reported in United States (U.S.) dollars, unless otherwise noted. References to our company include, where the context requires, all our subsidiaries.

Segment Information

Our operating segments include Canada, United States, Mexico, MSC and McEwen Copper. Financial information for each of our reportable segments can be found under *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* and *Item 8.* *Financial Statements and Supplementary Data, Note 3, Operating Segment Reporting.*

Products

The end product at our gold and silver operations is generally doré bars or ore concentrate. Doré is an alloy consisting primarily of gold and silver but may also contain other trace elements, cast into unrefined bars. These bars are sent to third party refiners to produce saleable bullion. Ore concentrate, or simply concentrate, is raw mineralized material that has been finely ground into a powdery product from which gangue (waste) is removed, thus concentrating the metal component. Concentrate, as well as slag and fine carbons (which are by-products of the gold production process), are sent to third party smelters for further recovery of gold and silver.

During 2025, production consisted of 100% doré from the Gold Bar Mine Complex, 98% doré and 2% slag and fine carbon from the Fox Complex, and 91% doré and 9% slag and fine carbon from El Gallo. Production from the San José mine consisted of 13% doré and 87% concentrate.

During 2025, we reported the following gold equivalent ounce production attributable to us:

Production	Gold ounces	Silver ounces	Gold equivalent ounces[1]
Gold Bar Mine Complex	33,221	540	33,227
Fox Complex	23,144	3,605	23,187
El Gallo	396	53,047	1,152
San José mine (on 49% basis)	37,715	1,776,034	58,120
Total production	94,476	1,833,226	115,687

(1) *Calculated using an average silver to gold spot price ratio of 86:1.*

Gold and silver contained in our end products are generally sold at the prevailing spot market price per ounce at the time of sale. Concentrates produced by the San José mine are provisionally priced, whereby the selling price is subject to final adjustments at the end of a period ranging from 30 to 90 days after delivery to the customer. The final price is based on the market price of the contained metals at the relevant quotation period stipulated in the contract. Due to the time elapsed between shipment and the final settlement with the buyer, MSC estimates the prices at which sales of metals will be settled. At the end of each financial reporting period, previously recorded provisional sales are adjusted to estimated settlement metals prices based on relevant forward market prices until final settlement with the buyer.

During 2025, revenues from gold and silver sales were $116.7 million from the Gold Bar Mine Complex, $76.0 million from the Fox Complex, $4.8 million from the El Gallo mine, and $225.2 million from the San José mine on a 49% basis. Revenue from the San José mine is not included in our *Consolidated Statements of Operations and Comprehensive (Loss)* as we use the equity method of accounting for MSC. See *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* for additional information regarding production and operating results for our properties, and *Item 8.* *Financial Statements and Supplementary Data, Note 2, Summary of Significant Accounting Policies—Investments* and *Note 9, Equity Investments* for additional information regarding the equity method of accounting.

Like all metal producers, our operations are affected by fluctuations in metal prices. The following table presents the annual high, low, and average daily London P.M. Fix prices per ounce for gold and London Fix prices per ounce for silver over the past three years and 2026 to the most recent practical date on the London Bullion Market:

| Year | Gold | | | Silver | | |
	High	Low	Average	High	Low	Average
			(in dollars per ounce)			
2023.	$ 2,078	1,811	1,940	26.03	20.09	23.35
2024.	2,778	1,985	2,386	34.51	22.08	28.27
2025.	4,449	2,633	3,431	74.84	29.41	39.99
2026 (through March 13, 2026).	5,405	4,353	4,930	118.45	71.99	86.87

On March 13, 2026, the London P.M. Fix for gold was $5,045 per ounce and the London Fix for silver was $83.70 per ounce.

Processing Methods

At our operations, gold and silver are extracted from mineralized material by either milling or heap leaching depending on, among other things, the amount of gold and silver contained in the material, whether the material is naturally oxidized or not, and the amenability of the material to treatment.

At our Froome mine in Canada, mineralized material from the underground mine is fed to a crushing plant at the mine site and the crushed material is transported to our Stock mill. The final sized product is then leached with cyanide, and gold-cyanide in solution is recovered to activated carbon. The gold is stripped from the carbon and recovered with electrowinning cells, after which the gold is poured into doré bars.

At the Gold Bar mine and the previously operating El Gallo mine, both open pit operations, mineralized material is processed using heap leaching methods. Heap leaching consists of stacking crushed, oxidized material on impermeable pads, where a diluted cyanide solution is applied to the surface of the heap to extract the contained gold and silver content. The gold and silver-bearing solution is then recovered through adsorption onto activated carbon, followed by desorption, electrowinning, retorting and finally smelting into doré bars.

At the San José mine, mineralized material from the underground mine is processed initially using a conventional crushing-grinding-flotation mill. A portion of the flotation concentrate is cyanide leached followed by an electrowinning, which produces a precipitate. This precipitate is then smelted and poured into silver and gold doré bars. The remainder of the concentrate is shipped to third-party smelters for toll processing.

Proven and Probable Mineral Reserves

We had attributable estimated proven and probable gold reserves of 0.3 million ounces of gold at our Gold Bar mine and the San José mine, and 5.2 million ounces of proven and probable silver reserves at the San José mine and 4.7 billion pounds (Blbs) of proven and probable copper reserves at Los Azules at December 31, 2025.

A "mineral reserve" is an estimate of tonnage and grade or quality of measured and indicated mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. The term "economically viable," as used in the definition of reserve, means that the qualified person has analytically determined that extraction of the mineral reserve is economically viable under reasonable investment and market assumptions.

The term "proven reserves" means the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource. The term "probable reserves" means reserves for which quantity and grade are computed from information similar to that used for proven reserves, but the sites for sampling are farther apart or are otherwise less closely spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation. Proven and probable reserves include gold and silver attributable to our ownership or economic interest.

The proven and probable reserve figures presented herein are estimates based on information available at the time of calculation. No assurance can be given that the indicated levels of recovery of gold or silver will be realized. Reserve estimates may require revision based on actual production. Market fluctuations in the price of gold or silver, as well as increased production costs or reduced metallurgical recovery rates, could render certain proven and probable reserves containing higher cost reserves uneconomic to exploit and might result in a reduction of reserves.

Proven and probable reserves are based on extensive drilling, sampling, mine modeling, and metallurgical testing from which we determined economic feasibility. The price sensitivity of reserves depends upon several factors including grade, metallurgical recovery, operating cost, waste-to-ore ratio, and ore type. Metallurgical recovery rates vary depending on the metallurgical properties of each deposit and the production process used.

Proven and probable reserves disclosed at December 31, 2025, and 2024 have been prepared in accordance with Regulation S-K 1300.

The following tables summarize the estimated proven and probable gold, silver and copper reserves attributable to our ownership or economic interest as of December 31, 2025:

| | **Gold Reserves at December 31, 2025** | | | | | | | | |
| | **Proven** | | | **Probable** | | | **Proven and Probable** | | |
	Tonnes (kt)	**Gold (g/t)**	**Gold (koz)**	**Tonnes (kt)**	**Gold (g/t)**	**Gold (koz)**	**Tonnes (kt)**	**Gold (g/t)**	**Gold (koz)**
Gold Bar mine [1]	—	—	—	8,624	0.61	168.0	8,624	0.61	168.0
San José mine [2]	494	3.72	59.1	358	3.69	42.5	852	3.71	101.6
	Silver Reserves at December 31, 2025								
	Proven			**Probable**			**Proven and Probable**		
	Tonnes (kt)	**Silver (g/t)**	**Silver (Moz)**	**Tonnes (kt)**	**Silver (g/t)**	**Silver (Moz)**	**Tonnes (kt)**	**Silver (g/t)**	**Silver (Moz)**
San José mine [2]	494	199.00	3.2	358	175.00	2.0	852	189.00	5.2
	Copper Reserves at December 31, 2025								
	Proven			**Probable**			**Proven and Probable**		
	Tonnes (kt)	**Cu (%)**	**Cu (Mlbs)**	**Tonnes (kt)**	**Cu (%)**	**Cu (Mlbs)**	**Tonnes (kt)**	**Cu (%)**	**Cu (Mlbs)**
Los Azules [3]	106,434	0.683	1,603	367,239	0.386	3,127	473,673	0.453	4,730

---

(1) *The reserve estimate for the Gold Bar mine as at December 31, 2025 was prepared by Independent Mining Consultants.*
(2) *The reserve estimate for the San José mine as at December 31, 2025, presented on a 49% basis, was prepared by Hochschild and audited by P&E Mining Consultants Inc. ("P&E").*
(3) *The reserve estimate for Los Azules as at December 31, 2025, presented on a 46.3%, was prepared by AGP Mining Consultants.*

The following tables summarize the estimated proven and probable gold and silver reserves attributable to our ownership or economic interest as of December 31, 2024:

	Gold Reserves at December 31, 2024								
	Proven			Probable			Proven and Probable		
	Tonnes (kt)	Gold (g/t)	Gold (koz)	Tonnes (kt)	Gold (g/t)	Gold (koz)	Tonnes (kt)	Gold (g/t)	Gold (koz)
Gold Bar mine [1]	—	—	—	10,852	0.64	222.0	10,852	0.64	222.0
San José mine [2]	343	4.72	52.1	215	5.50	38.0	558	5.02	90.1
	Silver Reserves at December 31, 2024								
	Proven			Probable			Proven and Probable		
	Tonnes (kt)	Silver (g/t)	Silver (Moz)	Tonnes (kt)	Silver (g/t)	Silver (Moz)	Tonnes (kt)	Silver (g/t)	Silver (Moz)
San José mine [2]	343	295.00	3.3	215	272.00	1.9	558	286.00	5.1
	Copper Reserves at December 31, 2024								
	Proven			Probable			Proven and Probable		
	Tonnes (kt)	Cu (%)	Cu (Mlbs)	Tonnes (kt)	Cu (%)	Cu (Mlbs)	Tonnes (kt)	Cu (%)	Cu (Mlbs)
Los Azules	—	—	—	—	—	—	—	—	—

(1) The reserve estimate for the Gold Bar mine Complex as at December 31, 2024, was prepared by Independent Mining Consultants.
(2) The reserve estimate for the San José mine as at December 31, 2024, presented on a 49% basis, was prepared by Hochschild and audited by P&E.

The following table is a variance of the mineral reserves from December 31, 2024 to December 31, 2025:

	Gold Reserves								
	Proven			Probable			Proven and Probable		
	Mass %	Au Grade %	Metal %	Mass %	Au Grade %	Metal %	Mass %	Au Grade %	Metal %
Gold Bar mine	—	—	—	(21)	(5)	(24)	(21)	(5)	(24)
San José mine	44	(21)	14	67	(33)	12	53	(26)	13
	Silver Reserves								
	Proven			Probable			Proven and Probable		
	Mass %	Ag Grade %	Metal %	Mass %	Ag Grade %	Metal %	Mass %	Ag Grade %	Metal %
San José mine	44	(33)	(3)	67	(36)	5	53	(34)	2.0
	Copper Reserves								
	Proven			Probable			Proven and Probable		
	Mass %	Ag Grade %	Metal %	Mass %	Ag Grade %	Metal %	Mass %	Ag Grade %	Metal %
	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
Los Azules [1]	—	—	—	—	—	—	—	—	—

(1) A mineral reserve estimate for Los Azules was not reported as at December 31, 2024.

Notes to the 2025 Mineral Reserve tables

Gold Bar mine

Mineral reserves equal the total ore planned for processing from the mine plan based on a $2,750/oz gold price. Mineral reserves are based on the following economic input parameters: $6.17 per average ore tonne mining cost, $4.67 per average waste tonne mining cost, $5.41 per ore tonne crushed process cost, $2.57 per average ore tonne run-of-mine ("ROM") process cost, $4.24 per average ore tonne general and administrative ("G&A") cost, $0.475/oz gold refining charge, $1.538/oz transport & sales cost, 99.95% payable gold, a 1% royalty at Gold Bar South and Hunter and a 2% royalty at Cabin. Hunter and Cabin are not included within the stated Reserve Estimate.

The stated mineral reserves are based on a variable cut-off grade ("COG") based on rock type, mining area, carbon content, clay content and process response. The grades reported from Pick, Ridge and Gold Bar South block models includes adequate mining dilution allowance within the block estimate; therefore, no additional mining dilution was applied. Mineral reserves are contained within an engineered pit design based on the end of December 2025 topography.

The metal price used $2,750/oz for mineral reserves reflects a conservative combination of a recent trailing average sourced from Kitco's Historic Price data and a consensus forecast via Bloomberg. Recoveries are variable and as follows: 86% crushed oxide recovery at Pick, 90% at Cabin and 78% at Ridge, 50% mid-carbon recovery at Pick, Ridge and Cabin, 79% ROM oxide recovery at Pick, 72% at Ridge, 75% at GBS, 0% ROM mid-carbon recovery. COGs are variable and based on the presence or not of clay content, carbon content and recoveries and range from 0.09 g/t (0.0027 o/t) to 0.71 g/t 0.0206 o/t. The reference point for the mineral reserves is at the primary crusher.

The following changes have impacted mineral reserves during 2025: mining depletion at Pick and Gold Bar South; operating costs increased largely driven by an increase in mining costs; revised interpretation of the mineralization and geological model, an increase to the reserve metal price, project costs were re-estimated based on current mining activity, current contractor quotes and updated engineered pit designs.

San José mine

Mineral reserves are reported at McEwen's 49% attributable interest. Hochschild hold a 51% interest in San José.

COG is reported in silver equivalent grams per tonne, calculated using a ratio of 83:1 Ag:Au. For mineral reserves, the silver equivalent COG is: cut & fill 192 g/t silver equivalent, long hole 176 g/t silver equivalent.

Mineral reserves as presented are in place and include average internal dilution of 31%, average mining and geotechnical dilution of 50%, and mine extraction of 45%, but do not include allowances for mill or smelter recoveries. For the 2025 mineral reserves estimate, inaccessible mineral resources that contained insufficient tonnages to permit the development of local infrastructure, mineral resources in mined out/isolated areas, mineral resources located in sill and rib pillars and operationally lost mineral resources were not included in the mineral reserves estimate.

The December 31, 2025 mineral reserves estimate was based on a gold price of $2,750/oz and a silver price of $31/oz. P&E determined that these metal prices are suitable to be utilized for mineral reserve estimation since they are based on recognized consensus forecast metal prices.

Ongoing definition, delineation and mine exploration drilling will lead to better definition of existing resources or extensions of known veins that will be reflected on the year-on-year comparison of both mineral reserves. Mine depletion, commodity price changes and equivalents leading to cut-off grade changes will also have an effect on the comparative data.

Los Azules

Mineral reserves are reported at McEwen's 46.3% attributable interest. Only Mineral Resources that were classified as Measured and Indicated were given economic attributes in the mine design and when demonstrating economic viability.

Cut-off is variable and ranges from $4.79/t NSR to $7.23/t NSR. Mineral Reserves incorporate appropriate mining dilution and mining recovery estimations for the open pit mining method. The reference point at which the Mineral Reserves are defined is the point where the ore is delivered to the processing plant and include diluting materials and allowances for mine losses, which occur when the material is mined.

The December 31, 2025 mineral reserves estimate was based on a copper price of $4.25/lb of copper. McEwen Copper determined that the metal price is suitable to be utilized for mineral reserve estimation since it is based on recognized consensus forecast metal prices. Copper recovery varies by lithology. Mining costs vary by bench with a minimum of $2.142/t and a maximum of $4.113/t. Processing costs are variable and range from $3.183/t to $5.620/t leached. The processing costs include: $1.607/t G&A, $0.433/t leached sustaining capital, and $0.15/t leached closure cost. Copper cathode sales cost is $0.02/lb Cu. Copper cathode was assumed to be sold FOB the mine site.

Measured, Indicated, and Inferred Mineral Resources

We had attributable estimated measured and indicated mineral resources of 3.93 million ounces of gold, 35.1 million ounces of silver, and 1.1 million tonnes (or 2.52 billion pounds) of copper at December 31, 2025. We had attributable estimated inferred mineral resources of 3.86 million ounces of gold, 79.1 million ounces of silver, and 4.2 million tonnes (or 9.3 billion pounds) of copper at December 31, 2025.

The measured, indicated, and inferred resource figures presented herein are estimates based on information available at the time of calculation and are exclusive of reserves. A "mineral resource" is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade, or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. The reference point for mineral resources is in situ. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories. Ounces of gold and silver or pounds of copper included in the measured, indicated and inferred resources are those contained prior to losses during metallurgical treatment. The terms "measured resource," "indicated resource," and "inferred resource" mean that part of a mineral resource for which quantity and grade or quality are estimated on the basis of geological evidence and sampling that is considered to be comprehensive, adequate, or limited, respectively. We publish measured, indicated and inferred resources annually, considering metal prices, changes, if any, to future production and capital costs, divestments and depletion as well as any acquisitions and additions. Measured, indicated, and inferred resources disclosed at December 31, 2025, have been prepared in accordance with Regulation S-K 1300 requirements of the SEC.

The following tables summarize measured, indicated and inferred resources, exclusive of reserves attributable to our ownership or economic interest, by operating segment, as of December 31, 2025, and December 31, 2024:

Canada

Mineral resources, exclusive of reserves, as at December 31, 2025:

Gold	Measured			Indicated			Measured & Indicated			Inferred			COG Au (g/t)	Met Rec (%)
	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)		
Froome mine	212	2.45	17	440	2.94	42	651	2.78	58	302	2.93	28	1.35	89.5
Grey Fox [1]	—	—	—	19,474	3.02	1,892	19,474	3.02	1,892	5,101	2.66	436	0.4 / 1.35 [1]	90
Stock West & Main	—	—	—	3,179	2.63	268	3,179	2.63	268	2,468	2.31	184	1.30	93
Fuller	—	—	—	1,552	3.86	193	1,552	3.86	193	970	2.93	91	1.95	88
Stock East	—	—	—	1,790	2.12	122	1,790	2.12	122	1,350	2.02	87	1.30	93
Black Fox	244	3.59	28	141	3.54	16	385	3.57	44	385	2.90	36	1.35	95
Davidson Tisdale	223	6.87	49	69	6.70	15	292	6.83	64	133	4.01	17	1.85	92
Total	**679**	**4.31**	**94**	**26,645**	**2.97**	**2,548**	**27,323**	**3.01**	**2,641**	**10,709**	**2.55**	**879**		

(1) *The cut-off grade for the open pit portion of the resource was 0.4 g/t and for the underground portion was 1.35 g/t.*

Mineral resources, exclusive of reserves, as at December 31, 2024:

Gold	Measured			Indicated			Measured & Indicated			Inferred			COG Au (g/t)	Met Rec (%)
	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)		
Froome mine	241	3.44	27	259	3.62	30	500	3.53	57	168	3.51	19	2.05	90
Grey Fox	—	—	—	13,135	3.64	1,538	13,135	3.64	1,538	4,319	3.30	458	1.60	90
Stock West & Main	—	—	—	1,938	3.31	206	1,938	3.31	206	1,386	2.96	132	1.95	93
Fuller.	—	—	—	1,552	3.86	193	1,552	3.86	193	970	2.93	91	1.95	88
Stock East	—	—	—	866	2.70	75	866	2.70	75	579	2.66	50	1.95	93
Black Fox	189	4.61	28	100	4.38	14	288	4.53	42	225	3.93	28	2.00	95
Davidson Tisdale	223	6.87	49	69	6.70	15	292	6.83	64	133	4.01	17	1.85	92
Total.	**653**	**4.95**	**104**	**17,919**	**3.59**	**2,071**	**18,571**	**3.64**	**2,175**	**7,780**	**3.18**	**795**		

United States

Mineral resources, exclusive of reserves, as at December 31, 2025:

Gold	Measured			Indicated			Measured & Indicated			Inferred			COG Au (g/t)	Met Rec (%)
	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)		
Gold Bar mine	—	—	—	9,630	0.52	162.2	9,630	0.52	162.2	1,368	0.43	19.0	0.09 - 0.71 var [1]	
Lookout Mountain.	—	—	—	19,570	0.64	402.3	19,570	0.64	402.3	7,292	0.57	134.2	0.17 - 1.71	75-78
Total.	**—**	**—**	**—**	**29,200**	**0.60**	**565**	**29,200**	**0.60**	**565**	**8,660**	**0.55**	**153**		

(1) 86% crushed oxide recovery at Pick & Cabin and 78% at Ridge, 50% mid-carbon recovery at Pick, Ridge, and Cabin, 79% ROM oxide recovery at Pick & Cabin and 72% at Ridge, 75% at GBS Hunter, 0% ROM mid-carbon recovery.

Mineral resources, exclusive of reserves, as at December 31, 2024:

Gold	Measured			Indicated			Measured & Indicated			Inferred			COG Au (g/t)	Met Rec (%)
	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)		
Gold Bar mine	—	—	—	4,368	0.68	95.9	4,368	0.68	95.9	420	0.59	7.9	0.15 - 0.91 var [1]	
Lookout Mountain.	—	—	—	—	—	—	—	—	—	—	—	—		
Total.	**—**	**—**	**—**	**4,368**	**0.68**	**95.9**	**4,368**	**0.68**	**95.9**	**420**	**0.59**	**7.9**		

(1) 86% crushed oxide recovery at Pick & Cabin and 78% at Ridge, 0% mid-carbon recovery at Pick, Ridge, and Cabin, 79% ROM oxide recovery at Pick & Cabin and 72% at Ridge, 61% ROM oxide recovery at Gold Bar South & Hunter, and 0% ROM mid-carbon recovery.

Mexico

Mineral resources, exclusive of reserves, as at December 31, 2025:

Gold	Measured			Indicated			Measured & Indicated			Inferred			COG	Met Rec (%)
	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)		
El Gallo.............	9,000	0.51	148.0	5,700	0.27	50.0	14,700	0.42	199.0	300	0.41	4.0	var [1]	var [2]
Total.................	**9,000**	**0.51**	**148.0**	**5,700**	**0.27**	**50.0**	**14,700**	**0.42**	**199.0**	**300**	**0.41**	**4.0**		

Silver	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	COG	Met Rec (%)
El Gallo.............	9,000	19.00	5.6	5,700	79.00	14.5	14,700	42.00	20.0	300	33.00	0.3	var [1]	var [2]
Total.................	**9,000**	**19.00**	**5.6**	**5,700**	**79.00**	**14.5**	**14,700**	**42.00**	**20.0**	**300**	**33.00**	**0.3**		

(1) The El Gallo mine's HLM has no COG as the entire heap is processed with zero selectivity. El Gallo Silver's COG is 58 g/t Ag.
(2) The El Gallo mine's HLM recoveries are 85% Au and 60% Ag. El Gallo Silver's recoveries are 86% Au and 75% Ag.

Mineral resources, exclusive of reserves, as at December 31, 2024:

Gold	Measured			Indicated			Measured & Indicated			Inferred			COG	Met Rec (%)
	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)		
El Gallo.............	9,000	0.51	148.0	5,700	0.27	50.0	14,700	0.42	199.0	300	0.41	4.0	var [1]	var [2]
Total.................	**9,000**	**0.51**	**148.0**	**5,700**	**0.27**	**50.0**	**14,700**	**0.42**	**199.0**	**300**	**0.41**	**4.0**		

Silver	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	COG	Met Rec (%)
El Gallo.............	9,000	19.00	5.6	5,700	79.00	14.5	14,700	42.00	20.0	300	33.00	0.3	var [1]	var [2]
Total.................	**9,000**	**19.00**	**5.6**	**5,700**	**79.00**	**15.0**	**14,700**	**42.00**	**20.0**	**300**	**33.00**	**0.3**		

(1) The El Gallo mine's HLM has no COG as the entire heap is processed with zero selectivity. El Gallo Silver's COG is 58 g/t Ag.
(2) The El Gallo mine's HLM recoveries are 85% Au and 60% Ag. El Gallo Silver's recoveries are 86% Au and 75% Ag.

MSC

Mineral resources, exclusive of reserves, as at December 31, 2025:

Gold	Measured			Indicated			Measured & Indicated			Inferred			COG AgEq (g/t)	Met Rec (%)
	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)		
San José (49% attrib.)	**270**	**2.93**	**25.5**	**203**	**1.93**	**12.6**	**473**	**2.50**	**38.0**	**1,306**	**3.81**	**160.0**	**186.00**	**90**
Total.................	**270**	**2.93**	**25.5**	**203**	**1.93**	**12.6**	**473**	**2.50**	**38.0**	**1,306**	**3.81**	**160.0**		

Silver	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	COG AgEq (g/t)	Met Rec (%)
San José (49% attrib.)	**270**	**202.00**	**1.8**	**203**	**126.00**	**0.8**	**473**	**169.00**	**2.6**	**1,306**	**222.00**	**9.3**	**186.00**	**90**
Total.................	**270**	**202.00**	**1.8**	**203**	**126.00**	**0.8**	**473**	**169.00**	**2.6**	**1,306**	**222.00**	**9.3**		

Mineral resources, exclusive of reserves, as at December 31, 2024:

Gold	Measured			Indicated			Measured & Indicated			Inferred			COG AgEq (g/t)	Met Rec (%)
	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)		
San José (49% attrib.)	283	3.65	33.2	296	3.43	32.7	580	3.54	66.0	1,119	4.59	165.2	217.00	90
Total	**283**	**3.65**	**33.2**	**296**	**3.44**	**32.7**	**580**	**3.54**	**66.0**	**1,119**	**4.59**	**165.2**		

Silver	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	COG AgEq (g/t)	Met Rec (%)
San José (49% attrib.)	283	181.00	1.6	296	120.00	1.1	580	150.00	2.8	1,119	252.00	9.1	217.00	90
Total	**283**	**181.00**	**1.6**	**296**	**120.00**	**1.1**	**580**	**150.00**	**2.8**	**1,119**	**252.00**	**9.1**		

McEwen Copper

Mineral resources, exclusive of reserves, as at December 31, 2025:

Gold	Measured			Indicated			Measured & Indicated			Inferred			COG Cu (%)	Met Rec (%)
	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)		
Los Azules (46.3% attrib.) . .	4,739	0.06	8.6	325,629	0.05	473.9	330,369	0.05	482.5	1,962,800	0.04	2,659.4	var NSR	var.
Total	**4,739**	**0.06**	**8.6**	**325,629**	**0.05**	**473.9**	**330,369**	**0.05**	**482.5**	**1,962,800**	**0.04**	**2,659.4**		

Silver	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	COG Cu (%)	Met Rec (%)
Los Azules (46.3% attrib.) . .	4,739	1.81	0.3	325,629	1.15	12.0	330,369	0.86	12.3	1,962,800	1.10	69.4	var NSR	var.
Total	**4,739**	**1.81**	**0.3**	**325,629**	**1.15**	**12.0**	**330,369**	**0.86**	**12.3**	**1,962,800**	**1.10**	**69.4**		

Copper	Tonnes (000s)	Cu Grade (%)	Contained Cu (Blbs)	Tonnes (000s)	Cu Grade (%)	Contained Cu (Blbs)	Tonnes (000s)	Cu Grade (%)	Contained Cu (Blbs)	Tonnes (000s)	Cu Grade (%)	Contained Cu (Blbs)	COG Cu (%)	Met Rec (%)
Los Azules (46.3% attrib.) . .	6,389	0.16	0.02	440,619	0.26	2.5	447,007	0.26	2.5	1,962,800	0.21	9.2	var NSR	var.
Total	**6,389**	**0.16**	**0.02**	**440,619**	**0.26**	**2.5**	**447,007**	**0.26**	**2.5**	**1,962,800**	**0.21**	**9.2**		

Mineral resources, exclusive of reserves, as at December 31, 2024:

Gold	Measured			Indicated			Measured & Indicated			Inferred			COG Cu (%)	Met Rec (%)
	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)	Tonnes (000s)	Au Grade (g/t)	Contained Au (000s oz)		
Los Azules (46.4% attrib.) . . .	—	—	—	135,070	0.05	208.8	135,070	0.05	208.8	1,769,500	0.03	1,967.4	var NSR	var.
Total	**—**	**—**	**—**	**135,070**	**0.05**	**208.8**	**135,070**	**0.05**	**208.8**	**1,769,500**	**0.03**	**1,967.4**		

Silver	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	Tonnes (000s)	Ag Grade (g/t)	Contained Ag (Moz)	COG Cu (%)	Met Rec (%)
Los Azules (46.4% attrib.) . . .	—	—	—	135,070	1.07	4.6	135,070	1.07	4.6	1,769,500	1.22	69.2	var NSR	var.
Total	**—**	**—**	**—**	**135,070**	**1.07**	**4.6**	**135,070**	**1.07**	**4.6**	**1,769,500**	**1.22**	**69.2**		

Copper	Tonnes (000s)	Cu Grade (%)	Contained Cu (Blbs)	Tonnes (000s)	Cu Grade (%)	Contained Cu (Blbs)	Tonnes (000s)	Cu Grade (%)	Contained Cu (Blbs)	Tonnes (000s)	Cu Grade (%)	Contained Cu (Blbs)	COG Cu (%)	Met Rec (%)
Los Azules (46.4% attrib.) . . .	—	—	—	573,179	0.40	5.1	573,179	0.40	5.1	2,092,315	0.27	12.4	var NSR	var.
Total	**—**	**—**	**—**	**573,179**	**0.40**	**5.1**	**573,179**	**0.40**	**5.1**	**2,092,315**	**0.27**	**12.4**		

The following table is a variance of the mineral resources from December 31, 2024 to December 31, 2025:

Property	Measured			Indicated			Measured & Indicated			Inferred		
	Mass %	Grade %	Metal %	Mass %	Grade %	Metal %	Mass %	Grade %	Metal %	Mass %	Grade %	Metal %
Froome mine	(12.03)	(28.78)	(37.04)	69.88	(18.78)	40.00	30.20	(21.25)	1.75	79.76	(16.52)	47.37
Grey Fox	—	—	—	48.26	(17.03)	23.02	48.26	(17.03)	23.02	18.11	(19.39)	(4.80)
Stock West & Main	—	—	—	64.04	(20.54)	30.10	64.04	(20.54)	30.10	78.07	(21.96)	39.39
Fuller	—	—	—	—	—	—	—	—	—	—	—	—
Stock East	—	—	—	106.70	(21.48)	62.67	106.70	(21.48)	62.67	133.16	(24.06)	74.00
Gold Bar mine	—	—	—	120.47	(23.53)	69.13	120.47	(23.53)	69.13	225.71	(27.12)	140.51
Lookout Mountain	—	—	—	—	—	—	—	—	—	—	—	—
El Gallo (Gold)	—	—	—	—	—	—	—	—	—	—	—	—
El Gallo (Silver)	—	—	—	—	—	—	—	—	—	—	—	—
San José mine (Gold)	(4.59)	(19.73)	(23.28)	(31.42)	(43.73)	(61.46)	(18.45)	(29.38)	(42.40)	16.71	(16.99)	(3.12)
San José mine (Silver)	(4.59)	11.60	12.50	(31.42)	5.00	(27.27)	(18.45)	12.67	(7.14)	16.71	(11.90)	2.20
Los Azules (Gold)	—	—	—	141.08	(5.86)	126.96	144.59	(5.53)	131.06	10.92	21.87	35.18
Los Azules (Silver)	—	—	—	141.08	7.54	159.25	144.59	(19.59)	165.20	10.92	(9.53)	0.35
Los Azules (Copper)	—	—	—	(23.13)	(36.36)	(50.87)	(22.01)	(36.70)	(50.43)	(6.19)	(20.47)	(25.39)
Others	13.35	(11.80)	—	24.26	(14.00)	6.90	16.72	(12.70)	1.89	44.69	(18.60)	17.78

Notes to the 2025 Mineral Resource tables

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that any part of the mineral resources estimated will be converted into a mineral reserve estimate. The numbers in the tables have been rounded to reflect the accuracy of the estimates and may not sum due to rounding. The inferred mineral resource in these estimates has a lower level of confidence than that applied to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of the inferred mineral resource could be upgraded to an indicated mineral resource with continued exploration.

Underground mineral resources include the 'must take' minor material below cut-off grade within the potentially mineable shape optimizer stopes that are generated by above-cut-off grade blocks.

Canada

Mineral resources for the Froome mine are reported above an economic cut-off grade of 1.35 g/t gold assuming underground extraction methods and based on a mining cost of C$84.59/t, milling cost of C$43.48/t, G&A cost of C$21.70/t, metallurgical recovery of 89.5%, royalty of C$9.72/t, dilution of 15%, and gold price of $3,000/oz.

Mineral resources for Grey Fox are reported for underground extraction methods above an economic cut-off grade of 1.35 g/t gold based on a mining cost of C$91.42/t, milling cost of C$41.54/t, G&A cost of C$22.41/t, metallurgical recovery of 90%, variable NSR royalties of c.2.45%, dilution of 15%, and gold price of $3,000/oz. Open pit mineral resources for Grey Fox are reported above an economic cut-off grade of 0.4g/t gold based on a mining cost of U$3.38/t, milling cost of U$31.16/t, metallurgical recovery of 90%, variable NSR royalties of c.2.45%, dilution of 8%, and gold price of $3,000/oz.

Mineral resources for the Stock project (West and Main zones) are reported above an economic cut-off grade of 1.30 g/t gold assuming underground extraction methods and based on a mining cost of C$84.59/t, milling cost of C$43.48/t, G&A cost of C$27.67/t, metallurgical recovery of 93%, dilution of 15%, and gold price of $3,000/oz.

Mineral resources for Fuller are reported above an economic cut-off grade of 1.95 g/t gold assuming underground extraction methods and based on a mining cost of C$99.9/t, milling cost of C$34.62/t, G&A cost of C$11.65/t, metallurgical recovery of 88%, 10% Net Profits Interest royalty, dilution of 15% and gold price of $2,000/oz.

Mineral resources for Davidson Tisdale are reported above an economic cut-off grade of 1.85 g/t gold assuming underground extraction methods and based on a mining cost of C$99.9/t, milling cost of C$33.60/t, G&A cost of C$11.65/t, metallurgical recovery of 92%, dilution of 15% and gold price of $2,000/oz.

Mineral resources for Black Fox are reported above an economic cut-off grade of 1.35 g/t gold assuming underground extraction methods and based on a mining cost of C$84.59/t, milling cost of C$43.48/t, G&A cost of C$27.67/t, metallurgical recovery of 95%, dilution of 15% and gold price of $3,000/oz.

Mineral resources for the Stock project (East zone) are reported above an economic cut-off grade of 1.30 g/t gold assuming underground extraction methods and based on a mining cost of C$84.59/t, milling cost of C$43.48/t, G&A cost of C$27.67/t, metallurgical recovery of 93%, and gold price of $3,000/oz.

The gold price used in estimating mineral resources of $3,000 was based on a combination of the trailing average from 2022 to 2025 and long-term consensus pricing forecasts for 2026 and 2027. Resources are stated as in-situ. In addition, underground constraining shapes were used to better define reasonable prospects for eventual economic extraction. The Froome and Black Fox mines, the Stock project, and Grey Fox mineral resources used improvements to modeling and estimation methodology and updates based on drilling and chip sampling results. The Froome and Black Fox mines also included changes due to mining depletion. Davidson Tisdale and Fuller estimates remained as last year with no updates.

United States

Mineral resources for the Gold Bar mine are based on the following economic input parameters: $6.17 per average ore tonne mining cost, $4.67 per average waste tonne mining cost, $5.41 per ore tonne crushed process cost, $2.57 per average ore tonne run-of-mine ("ROM") process cost, $4.24 per average ore tonne general and administrative ("G&A") cost, $0.475/oz gold refining charge, $1.538/oz transport & sales cost, 99.95% payable gold, a 1% royalty (Gold Bar South and Hunter) and a 2% royalty at Cabin. Mineral resources stated are contained within a $3,000/oz gold sales price Lerchs-Grossmann pits based on end of December 2025 topography.

The gold price used in estimating mineral resources of $3,000 was based on the trailing average from 2022 to 2025 and long-term consensus pricing forecasts for 2026 and 2027. Resources are reported as in-situ. Recoveries are variable and as follows: 86% crushed oxide recovery at Pick, 90% at Cabin and 78% at Ridge, 50% mid-carbon recovery at Pick, Ridge and Cabin, 79% ROM oxide recovery at Pick, 90% at Cabin, 72% at Ridge, 75% at GBS & Hunter, 0% ROM mid-carbon recovery. Cut-off grades are variable and based on the presence or not of clay content, carbon content and recoveries.

Changes in mineral resources are due to mining depletion during 2025 at Pick and Gold Bar South, updated metal price, and updated block models at Pick based on new drilling results. The following changes have impacted the project mineral resources: operating costs increase largely driven by an increase in mining costs; project costs were re-estimated based on current mining activity and new contractor quotes; an update to the mining schedule based on the costs.

Mineral resources for Lookout Mountain are reported above economic cut-off grades of 0.17 g/t (0.005 o/t) for oxide and 1.71 g/t (0.050 o/t) for unoxidized material assuming open pit extraction methods and based on an ore mining cost of $4.29/tonne, waste mining cost of $3.10/tonne, processing costs of $5.43/tonne (oxide), toll milling costs $22.05/tonne (unoxidized), G&A cost of $4.41/tonne, refining cost of $0.48/oz, NSR royalty of 4%, metallurgical recovery of 78% (leached oxide) 75% (unoxidized toll milling) and gold price of $3,000/oz.

Mexico

Gold and silver mineral resources were calculated using metal prices of $1,300/oz and $16/oz, respectively. These prices were based off the 3-year trailing average of the London Closing Fix for 2017 to 2019 ($1,306/oz and $16.32/oz) sourced from Kitco's Historical Data charts.

Mineral resources are stated as in situ for El Gallo Silver, and as crushed and stacked, ready for hauling and processing for the El Gallo HLM.

El Gallo Silver: Milling recovery assumptions of 86% (sulfide) and 75% (oxide) for silver and 86% gold. Mining costs of $1.95/t, processing and G&A costs of $26.15/t milled were used. Mineral resources are stated using a cut-off grade of 58 g/t Ag within an optimized pit shell indicating reasonable prospects for eventual economic extraction.

HLM: Because of the unconsolidated nature of the heap leach material, the mine schedule plans to mine the entire heap without the benefit of selectivity. Sub-cut-off leach pad material will inherently have potential acid generating sulfide liabilities if placed in our waste dumps and so it will be prudent to process the entire leach pad and place tailings in a previously mined pit at an overall environmental and economic benefit. Metallurgical recovery assumptions for the HLM are 85% gold and 60% silver.

Mineral resources have remained the same as last year as no drilling, mining or irrigation activity has taken place during 2025. There was a minor amount of metal recovered of 1,152 ounces of gold at the operation in 2025.

MSC

Mineral resources are reported at McEwen's 49% attributable interest. Hochschild has a 51% interest in San José. Mineral resources are in situ.

Cut-off grades are reported in silver equivalent grams per tonne, calculated using a ratio of 83:1 Ag:Au. For mineral resources, the silver equivalent cut-off grades are: 186 g/t silver equivalent.

The December 31, 2025 mineral resource estimate was based on a gold price of $2,900/oz and a silver price of $32/oz. P&E determined that these metal prices are suitable to be utilized for mineral resource estimation since they are based on recognized consensus forecast prices.

Ongoing definition, delineation and mine exploration drilling will lead to better definition of existing resources or extensions of known veins that will be reflected on the year-on-year comparison of both mineral resources. Mine depletion, commodity price changes and equivalents leading to cut-off grade changes will also have an effect on the comparative data.

McEwen Copper

The mineral resources estimate for Los Azules is reported inside of an optimized pit shell demonstrating its reasonable prospects for eventual economic extraction ("RPEEE"). The economic value of each block was calculated based on the metal content, the price of each metal, processing costs, and other downstream costs associated with having a final saleable product. This value is stored for each block of the model as Net Smelter Return ("NSR") and used to generate an open pit with variable cutoff values to cover the material types and recovery methodology (ranging from $4.79/tonne NSR to $7.23/tonne NSR for the Leach material, $5.13/tonne NSR for Enriched in the mill and $5.11/tonne NSR for Primary in the mill). A copper price of $4.80/lb was used with variable recoveries depending on lithology types for the leach method. With the potential for froth flotation as a recovery method the NSR values were calculated for both high-grade enriched and primary material in a mill. Mineral resources are in-situ and are reported exclusive of reserves at McEwen's 46.3% attributable interest.

Competitive Business Conditions

We compete with many companies in the mining and mineral exploration and production industry, including large, established mining companies with substantial capabilities, personnel, and financial resources. There is a limited supply of desirable mineral lands available for claim-staking, lease, or acquisition in the United States, Canada, Mexico, Argentina, and other areas where we may conduct our mining or exploration activities. We may be at a competitive disadvantage in acquiring mineral properties, since we compete with these individuals and companies, many of which have significantly greater financial resources and larger technical staffs than we do. From time to time, specific properties or areas that would otherwise be attractive to us for exploration or acquisition may be unavailable due to their previous acquisition by other companies or our lack of financial resources.

Competition in the industry is not limited to the acquisition of mineral properties, but also extends to the technical expertise to find, advance, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such exploration and development. Many competitors not only explore for and mine precious and base metals but conduct refining and marketing operations on a world-wide basis. Such competition may result in our company not only being unable to acquire desired properties, but to recruit or retain qualified employees or to acquire the capital necessary to fund our operation and advance our properties. Our inability to compete with other companies for these resources would have a material adverse effect on our results of operation, financial condition and cash flows.

General Government Regulations

In the United States, Canada, Mexico, and Argentina, we are subject to various governmental laws and regulations, including environmental regulations. Other than operating licenses for our mining and processing facilities and concessions granted under contracts with the host government, there are no third-party patents, licenses or franchises material to our business. The applicable laws and regulations applicable to us include but are not limited to:

- mineral concession rights.
- surface rights.
- water rights.
- mining royalties.
- environmental laws.
- mining permits.
- mining and income taxes.
- health and safety laws and regulations.
- labor laws and regulations.
- export regulations.

We believe that all of our properties are operated in compliance with all applicable governmental laws and regulations.

Reclamation Obligations

Under applicable laws in the jurisdictions where our properties are located, we are required to reclaim disturbances caused by our mining activities. Accordingly, we have recorded estimates in our financial statements for our reclamation obligations, in accordance with United States Generally Accepted Accounting Principles ("US GAAP" or "GAAP") the most significant of which are related to our properties in the U.S., Canada, and Mexico.

Estimated future reclamation costs are based primarily on legal and regulatory requirements. As at December 31, 2025, we accrued $45.9 million for reclamation costs relating to currently developed and producing properties. These amounts are included in reclamation and remediation liabilities on *Item 8. Financial Statements and Supplementary Data, Consolidated Balance Sheets.*

U.S. Environmental Laws

We are subject to extensive environmental regulation under the laws of the U.S. and the state of Nevada, where our U.S. operations are conducted. For example, certain mining wastes resulting from the extraction and processing of ores would be considered hazardous waste under the Resource Conservation and Recovery Act ("RCRA") and state law equivalents, but such mining wastes are currently excluded from regulation as hazardous waste under Subtitle C of RCRA. If our mine wastes were regulated as hazardous waste under RCRA or if any of our properties were placed on the National Priorities List under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") or state law equivalents for cleanup, significant expenditures could be required for the construction of additional waste disposal facilities, remediation activities, or natural resource damages. Under CERCLA, any present or past owners or operators of a site may be held jointly and severally liable for investigation and remediation costs and may be required to undertake remedial actions or reimburse the government for its cleanup efforts. Such owners or operators may also be liable to governmental entities for damages to natural resources, which may be substantial. Additional regulations or requirements may also be imposed upon our operations, tailings, and waste disposal areas, as well as upon mine closure, under federal and state environmental laws and regulations, including, without limitation, CERCLA, the Clean Water Act, Clean Air Act, the Safe Drinking Water Act, the Endangered Species Act, and state law equivalents. See *Item 8. Financial Statements and Supplementary Data, Note 12, Asset Retirement Obligations,* for information on reclamation obligations under governmental environmental laws.

We have reviewed and considered current federal legislation relating to climate change and do not believe it to have a material effect on our operations. Future changes in U.S. federal or state laws or regulations could have a material adverse effect upon us and our results of operations.

Foreign Government Regulations

Canada, where the Fox Complex is located, and Mexico, where El Gallo is located, have both adopted laws and guidelines for environmental permitting that are similar to those in effect in the U.S. The permitting process requires a thorough study to determine the baseline condition of the mining site and surrounding area, an environmental impact analysis, and proposed mitigation measures to minimize and offset the environmental impact of exploration and mining operation activities. We have received all permits required to operate our current activities in Canada and Mexico and have received all permits necessary for the exploration activities being conducted at our non-U.S. properties.

Customers

Production from the Gold Bar Mine Complex and the Fox Complex is sold as refined metal on the spot market or doré under the terms set out in doré purchase agreements.

The Company has entered into doré purchase agreements with Asahi Refining ("Asahi"), and Auramet International LLC ("Auramet"). Under the terms of the agreement with Auramet, we have an option to sell up to 100% of the gold and silver contained in doré bars produced at the Gold Bar Mine Complex and Fox Complex prior to the completion of refining. The Company has an option to sell the gold on a spot basis, on a forward basis, and on a supplier advance basis. During the year ended December 31, 2025, in respect of our 100% owned mines, 32% of our sales were made to Asahi and 66% of our sales were made to Auramet, with the remaining 2% made to other customers.

During the year ended December 31, 2025, 55% of the total sales from the San José mine were made to three companies: Aurubis accounted for 21% of the total sales; LS Mining, a Korean Company accounted for 20% of the total sales and Trafigura, accounted for 14% of the total sales. MSC has sales agreements with each of these purchasers. The remaining 45% of San José's sales are made to several customers under smaller contract quantities.

If our customer relationships or MSC's customer relationships were interrupted for any reason, we believe that we or MSC could locate other purchasers for our products. However, any interruption may temporarily disrupt the sale of our products and may affect our operating results.

Human Capital Resources

As of December 31, 2025, we had 486 employees, including 113 in the United States, 30 in Toronto, Ontario, Canada, 213 in Timmins, Ontario, Canada, and 130 in Mexico. All our employees based in Toronto work in an executive, technical or administrative position, while our employees in the United States, Timmins, and Mexico include management, laborers, craftsmen, miners, geologists, environmental specialists, information technologists, and various other support roles. As of December 31, 2025, MSC had 1,495 employees in Argentina. We also frequently engage independent contractors in connection with certain administrative matters and the exploration of our properties, such as drillers, geophysicists, geologists, and other specialty technical disciplines. For Canada and United States, we also engage independent contractors for technical and professional expertise as well as extractive and exploration activities such as drilling, geophysics, hauling and crushing. Of our employees in Mexico, 82 are covered by union labor contracts and we believe we have good relations with them.

As part of our fundamental need to attract and retain talent, we regularly evaluate our compensation, benefits, and employee wellness offerings. We have determined that our compensation arrangements are competitive in the industry. Over 96% of our U.S. employees are enrolled in our medical benefit plan, over 93% of U.S. employees contribute to our 401(k) plan and over 95% of employees in Canada contribute to our registered retirement plans. Supplemental healthcare is provided above government requirements in both Canada and Mexico.

Risk Factor Summary

Our business and operations are subject to a number of risks and uncertainties which you should be aware of prior to making a decision to invest in our common stock. Listed below is a summary of these risks, which are described more fully immediately following in the section titled "Item 1A. RISK FACTORS."

Risks Related to Our Financial Condition, Results of Operation and Cash Flows

- Our results of operations, cash flows and the value of our properties are highly dependent on the market prices of gold, silver, and copper and these prices can be volatile, which may cause volatility in the price of our common stock.
- We have incurred substantial losses in prior years and may not be consistently profitable in future years.
- Our current operations require substantial capital investment from outside sources, and we may be unable to raise additional funding on favorable terms to develop additional mining operations.
- Our ongoing reliance on equity funding and any conversion of our convertible debt could result in continued dilution to our existing shareholders.
- Our indebtedness adversely affects our cash flow and may adversely affect our ability to operate our business.
- Our outstanding convertible debt may impact the trading price of our common stock.
- Any failure to meet our debt obligations could harm our business and financial condition and may require us to sell assets or take other steps to satisfy the debt.
- Increased operating and capital costs could adversely affect our results of operations.
- If we do not hedge our exposure to reductions in gold and silver prices, we may be subject to significant reductions in the price we receive for our products.
- Estimates relating to new development projects and mine plans of existing operations are uncertain and we may incur higher costs and lower economic returns than estimated.
- We are subject to foreign currency risks which may increase our costs and affect our results of operation.
- Our continuing reclamation obligations at Tonkin, Gold Bar mine, Fox Complex, El Gallo, and other properties could require significant additional expenditure.
- There is no guarantee that we will declare distributions to shareholders.

Risks Relating to our Operations as a Mining Company

- Our estimates of proven and probable mineral reserves and resources are based on interpretation and assumptions and may yield less mineral production than is currently estimated or may result in additional impairment charges to our operations.
- We may be unable to replace gold and silver reserves as they become depleted.
- Our acquisitions may not achieve their intended results.
- We own our 49.0% interest in the San José mine under the terms of an option and joint venture agreement and are therefore unable to control all aspects of the exploration and development of, and production from, this property.
- We own our 46.3% interest in the Los Azules project under the terms of the shareholder agreement and are therefore unable to control all aspects of the exploration and development of this property. The development of the Los Azules project presents challenges that may negatively affect, if not completely negate, the feasibility for development of the property.
- We may acquire additional exploration-stage properties on which reserves may never be discovered.
- The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses that could adversely and materially affect our operations.
- Our operations are subject to permitting requirements which could require us to delay, suspend or terminate our operations on our mining properties.
- Tariffs and the imposition of other restrictions on trade could adversely affect our operating costs.

- Our operations in Argentina, Mexico, and Canada subject us to political and social risks.
- Our operations face substantial regulation of health and safety.
- Reform of the General Mining Law in the United States could adversely affect our results of operations.
- Title to mineral properties can be uncertain, and we may be at risk of loss of ownership of one or more of our properties.
- We cannot ensure that we will have an adequate supply of water to complete desired exploration or development of our mining properties.
- Our ongoing operations and past mining activities are subject to environmental risks, which could expose us to significant liability and delay, suspension, or termination of our operations.
- Our industry is highly competitive, attractive mineral lands are scarce, and we may not be able to obtain quality properties.
- We rely on contractors to conduct a significant portion of our operations and construction projects.
- If our employees or contractors engage in a strike, work stoppage or other slowdown, we could experience business disruptions and/or increased costs.
- Our business is sensitive to nature and climate conditions.
- Mining companies are increasingly required to consider and provide benefits to the communities, including indigenous communities, and countries, in which they operate in order to maintain operations.

Risks Related to Our Common Stock

- A small number of existing shareholders own a significant portion of McEwen Inc. common stock, which could limit your ability to influence the outcome of any shareholder vote.
- Our stock price may be volatile, and as a result you could lose all or part of your investment.
- Failure of the Company to maintain compliance with the NYSE or TSX listing requirements could result in delisting of our common stock, which in turn could adversely affect our future financial condition and the market for our common stock.
- Failure of the Company to maintain proper and effective internal controls could impair our ability to produce accurate financial statements on a timely basis, which could adversely affect the market price of our common stock.
- The future issuances of our common stock will dilute current shareholders and may reduce the market price of our common stock.

General Risks

- We do not insure against all risks to which we may be subject in our operations.
- Our business is subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.
- We conduct operations in several foreign countries and are exposed to legal, political and social risks associated with those operations.
- Our business depends on good relations with our employees, and if we are unable to attract and retain additional highly skilled employees, our business and future operations may be adversely affected.
- Our business could be negatively impacted by security threats, including cybersecurity threats, and other disruptions.
- Several of our directors and officers are residents outside of the United States, and it may be difficult for shareholders to enforce within the United States any judgments obtained against such directors or officers.
- The laws of the State of Colorado, our Articles of Incorporation and agreements with certain officers and directors may protect our directors from certain types of lawsuits.
- We may be required to write down certain long-lived assets, due to metal prices, operational challenges or other factors. Such write downs may adversely affect our results of operations and financial condition.

- A significant delay or disruption in sales of concentrate or doré as a result of the unexpected disruption in services provided by smelters or refiners or other third parties could have a material adverse effect on our results of operations.

ITEM 1A. RISK FACTORS

Our operations and financial condition are subject to significant risks, including those described below. You should carefully consider these risks. If any of these risks actually occur, our business, financial condition, and/or results of operation could be adversely affected. This report, including the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains forward-looking statements that may be affected by several risk factors, including those set forth below. The following information summarizes all material risks known to us as of the date of filing this report:

Risks Relating to Our Financial Condition, Results of Operation and Cash Flows

Our results of operations, cash flows and the value of our properties are highly dependent on the market prices of gold, silver, and copper and these prices can be volatile.

The profitability of our gold and silver mining operations and the value of our mining properties are directly related to the market price of gold, silver and copper. The price of gold, silver and copper may also have a significant influence on the market price of our common stock. Historically, the market price of gold, silver, and copper has fluctuated significantly and is affected by numerous factors beyond our control. These factors include supply and demand fundamentals, global or national political or economic conditions, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar and other currencies, interest rates, gold and silver sales and loans by central banks, forward sales by metal producers, accumulation and divestiture by exchange traded funds, and a number of other factors such as industrial and commercial demand. The volatility of mineral prices represents a substantial risk which no amount of planning or technical expertise can fully eliminate. This is especially true since we do not hedge any of our sales.

We derive all of our revenue from the sale of gold and silver and our results of operations will fluctuate as the prices of these metals change. A period of sustained lower gold and silver prices would materially and adversely affect our results of operations and cash flows. In the event metal prices decline or remain low for prolonged periods of time, our existing producing properties may become uneconomic, and we might be unable to develop our undeveloped properties, which may further adversely affect our results of operations, financial performance, and cash flows. An asset impairment charge may also result from the occurrence of unexpected adverse events, including a material diminution in the price of gold, silver, and/or copper, that impacts our estimates of expected cash flows generated from our producing properties or the market value of our non-producing properties and investments, including McEwen Copper Inc.

During 2025, the price of gold, as measured by the London P.M. fix, fluctuated between $2,633 and $4,449 per ounce, the price of silver fluctuated between $29.41 and $74.84 per ounce, and the price of copper fluctuated between $4.05 and $5.86 per ounce. As at March 13, 2026, gold, silver and copper prices were $5,045.00/oz, $83.70oz, and $5.76/lb, respectively.

We have incurred substantial losses in prior years and may not be consistently profitable in future years.

For the year ended December 31, 2025, the Company generated a pre-tax income of $6.9 million. During the two years ended December 31, 2024, and 2023, we generated a pre-tax loss and a pretax income of $46.7 million and $67.0 million, respectively. As of December 31, 2025, our accumulated deficit, which includes historic non-cash impairment charges, was $1.3 billion. In the future, our ability to remain profitable will depend on the profitability of the Gold Bar Mine Complex, Fox Complex, El Gallo and the San José mine, our ability to generate revenue sufficient to cover our costs and expenses, and our ability to advance, sell or otherwise monetize our other properties and our interest in the Los Azules copper project. In pursuit of profitability, we will seek to identify additional mineralization that can be extracted economically at operating and exploration properties. For our non-operating properties that we believe demonstrate economic potential, we need to either develop our properties, locate and enter into agreements with third party operators, or sell the properties. We may suffer significant additional losses in the future and may not be profitable again.

Our business requires substantial capital investment from outside sources, and we may be unable to raise additional funding on favorable terms to develop additional mining operations. In addition, our ongoing reliance on equity funding will and any conversion of our convertible debt could result in continued dilution to our existing shareholders.

We have in the past and will likely in the future require significant capital to develop our exploration projects. A significant portion of that funding in the past has come in the form of sales of our common stock. We continue to evaluate capital and development expenditure requirements as well as other options to monetize certain assets in the Company's portfolio including Los Azules, Grey Fox, Stock and El Gallo. If we make a positive decision to develop one or more of these initiatives, the expenditure required may significantly exceed our working capital. Our ability to obtain necessary funding, in turn, depends upon a number of factors, including the state of the economy, our operating results and applicable commodity prices. We may not be successful in obtaining the required financing to advance our projects or for other purposes, on terms that are favorable to us or at all, in which case, our ability to replace depleted mineral reserves and continue operating would be adversely affected. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration or potential development and in the possible partial or total loss of our interest in certain properties. Even if we are successful in obtaining additional equity capital, it will result in dilution to existing shareholders. Additionally, any conversion of our 5.25% Convertible Senior Notes due 2030, could result in dilution to our existing equity shareholders to the extent we deliver common stock upon such conversion.

Our indebtedness adversely affects our cash flow and may adversely affect our ability to operate our business.

As of December 31, 2025, we had an outstanding credit facility with a principal amount of $20.0 million. Repayment of the debt is secured by a lien on certain of our and our subsidiaries' assets. This debt requires us to make monthly principal payments of $1.0 million beginning on January 31, 2027, with the remaining outstanding principal repayment on August 31, 2028.

We also had $110.0 million in convertible unsecured notes. These convertible notes bear interest at the annual rate of 5.25%, payable semiannually in arrears on August 15 and February 15 of each year, and are expected to mature on August 15, 2030, unless earlier converted, redeemed or repurchased by the Company.

We cannot be certain that our cash flow from operations will be sufficient to allow us to pay the principal and interest on our debt and meet our other obligations. Even if we have sufficient cash flow to retire our debt, those payments will affect the amount of cash we have available for capital investment, exploration, ongoing operations and other purposes. Payments on our debt may also inhibit our ability to react to changing business conditions.

Our outstanding convertible debt may impact the trading price of our common stock.

We believe that some investors in, and potential purchasers of, convertible debt instruments employ, or seek to employ, a convertible arbitrage strategy with respect to these instruments. Investors that employ a convertible arbitrage strategy with respect to convertible debt instruments typically implement that strategy by selling short the common stock underlying the convertible instrument and dynamically adjusting their short position while they hold the instrument. The implementation of this strategy by investors in our convertible debt instruments, as well as related market regulatory actions, could have a significant impact on the trading prices of our common stock, and the trading prices and liquidity of our convertible debt instruments. The price of our common stock and our convertible debt instruments could also be affected by possible sales of our common stock by investors who view our convertible debt instruments as more attractive means of equity participation in us.

Any failure to meet our debt obligations could harm our business and financial condition and may require us to sell assets or take other steps to satisfy the debt.

Our ability to make payments on and/or to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate sufficient cash flow from operations or financing in the future. We cannot assure that our business will generate sufficient cash flow from operations or that future borrowings, or other financing will be available to us in an amount sufficient to enable us to pay principal and interest on our indebtedness or to fund our other liquidity needs. Decreases in precious metal prices, in addition to our ability to execute our mine plans at existing operations, may adversely affect our ability to generate cash flow from operations. If our cash flow and existing capital resources are insufficient to fund our debt obligations, we may be forced to reduce our planned capital expenditures, sell assets, seek additional equity or debt capital, or restructure our debt, and any of these actions, if completed, could adversely affect our business and/or the holders of our securities. We cannot assure that any of these remedies could, if necessary, be completed on commercially reasonable terms, in a timely manner or at all. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness could result in the immediate acceleration of the debt and foreclosure of our assets.

Restrictive debt covenants could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions, and engage in other business activities that may be in our best interests.

Our credit facility contains covenants that restrict or limit our ability to:

- Borrow additional funds;
- Repurchase, redeem, or retire our capital stock;
- Make certain loans and investments;
- Sell assets;
- Enter into certain transactions with affiliates;
- Create or assume certain liens on our assets;
- Make certain acquisitions; or
- Engage in certain other corporate activities.

As part of our facility, the debt can be called in certain circumstances, including on demand in the event of a material adverse change in our business or our inability to satisfy certain financial tests on an ongoing basis. Our ability to comply with these requirements may be affected by events beyond our control, and we cannot assure you that we will satisfy them in the future. In addition, these requirements could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of potential business opportunities that arise because of the restrictive covenants under our debt agreement. A breach of any of the covenants in our debt agreements could result in a default under the agreement.

Increased operating and capital costs could adversely affect our results of operations.

Costs at any particular mining location are subject to variation due to a number of factors, such as variable ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body, as well as the age and utilization rates for the mining and processing related facilities and equipment. In addition, costs are affected by the price and availability of input commodities, such as fuel, electricity, labor, chemical reagents, explosives, steel, concrete, and mining and processing related equipment and facilities. Commodity costs are, at times, subject to volatile price movements, including increases that could make production at certain operations less profitable. Further, changes in laws and regulations can affect commodity prices, uses and transport. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant adverse effect on our results of operation and operating cash flow.

We could have significant increases in capital and operating costs over the next several years in connection with the development of new projects in challenging jurisdictions and in the sustaining and/or expansion of existing mining and processing operations. Costs associated with capital expenditures may increase in the future as a result of factors beyond our control. Increased capital expenditures may have an adverse effect on the results of operation and cash flow generated from existing operations, as well as the economic returns anticipated from new projects.

If we do not hedge our exposure to reductions in gold and silver prices, we may be subject to significant reductions in price.

We do not use hedging transactions with respect to any of our gold and silver production. Accordingly, we may be exposed to more significant price fluctuations if gold and/or silver prices decline. While the use of hedging transactions limits the downside risk of price declines, their use also may limit future revenues from price increases. Hedging transactions also involve the risk that the counterparty may be unable to satisfy its obligations.

Estimates relating to new development projects and mine plans of existing operations are uncertain and we may incur higher costs and lower economic returns than estimated.

Our decision to develop a project is typically based on the results of feasibility studies, which estimate the anticipated economic returns of a project. However, the actual project profitability or economic feasibility may differ from such estimates as a result of any of the following factors, among others:

- Changes in metal prices;
- Changes in tonnage, grades and metallurgical characteristics of mineralized material to be mined and processed;
- Changes in input commodity and labor costs;
- The quality of the data on which engineering assumptions were made;
- Adverse geotechnical conditions;
- Availability of an adequate and skilled labor force;
- Availability, supply and cost of utilities such as water and power;
- Fluctuations in inflation and currency exchange rates; or
- Changes in tax laws, the laws and/or regulations around royalties and other taxes due to the regional and national governments and royalty agreements.

Our recent development activities, including at the Gold Bar Mine Complex and the Fox Complex, may not result in the expansion or replacement of past production with new production, or one or more of these new production sites or facilities may be less profitable than currently anticipated or may not be profitable at all, any of which could have a material adverse effect on our results of operations and financial position.

For our existing operations, we base our mine plans on geological, metallurgical, and engineering assumptions, financial projections, and commodity price estimates. These estimates are periodically updated to reflect changes in our operations, including modifications to our proven and probable reserves and measured, indicated, and inferred resources, revisions to environmental obligations, changes in legislation and/or our political or economic environment, and other significant events associated with mining operations. There are numerous uncertainties inherent in estimating quantities and qualities of gold, silver and copper and costs to mine recoverable reserves, including many factors beyond our control, that could cause actual results to differ materially from expected financial and operating results or result in future impairment charges.

We are subject to foreign currency risks which may increase our costs and affect our results of operation.

While we transact most of our business in U.S. dollars, certain expenses, such as labor, operating supplies, and property and equipment, may be denominated in Canadian dollars, Mexican pesos or Argentine pesos. As a result, currency exchange fluctuations and foreign exchange regulations may impact our operating costs. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases costs and the cost of purchasing property and equipment in U.S. dollar terms in Canada, Mexico, and Argentina, which can adversely impact our operating results and cash flows.

The value of cash and cash equivalents denominated in foreign currencies also fluctuates with changes in currency exchange rates. The appreciation of non-U.S. dollar currencies results in a foreign currency gain on such investments and a depreciation in non-U.S. dollar currencies results in a loss. We have not utilized market risk sensitive instruments to manage our exposure to foreign currency exchange rates but may do so in the future. We also hold portions of our cash reserves in Canadian, Mexican, and Argentine currency.

Our continuing reclamation obligations at Tonkin, Gold Bar Complex, the Fox Complex, the El Gallo mine, and other properties could require significant additional expenditure.

We are responsible for the reclamation obligations related to disturbances on all our properties. In Canada and the United States, we are required to post bonds to ensure performance of our reclamation obligations. As of December 31, 2025, we have accrued $39.5 million in discounted estimated reclamation costs for our properties in United States and Canada with a corresponding $48.2 million covered by surety bonds. We have not posted a bond in Mexico as none is required by the current legislation; however, we have recorded a liability of $6.4 million based on the estimated amount of our reclamation obligations in that jurisdiction.

There is a risk that any surety bond or recorded liability, even if increased based on the analysis and work performed to update the reclamation obligations, could be inadequate to cover the actual costs of reclamation when actually carried out. The satisfaction of bonding requirements and continuing reclamation obligations will require a significant amount of capital. Further, it is possible that the United States Bureau of Land Management may request that we provide additional long-term financing supported by a long-term trust for an amount that cannot be determined at present. There is a risk that we will be unable to fund any additional bonding requirements or that the surety bonds may no longer be accepted by the governmental agencies as satisfactory reclamation coverage, in which case we would be required to replace the surety bonding with cash, and further, that the regulatory authorities may increase reclamation and bonding requirements to such a degree that it would not be commercially reasonable to continue exploration activities, which may adversely affect our results of operations, financial performance and cash flows.

There is no guarantee that we will declare distributions to shareholders.

We have not made distributions to our shareholders since September 2018, and we may not make any distributions in the future. Any determination to make distributions on our common stock will be based primarily upon covenants in outstanding debt instruments, our financial condition, results of operations and capital requirements, including for capital expenditures and acquisitions, and our Board of Directors' determination that the distribution to shareholders is in the best interest of our shareholders and in compliance with all laws and agreements applicable to the Company.

Risks Relating to Our Operations as a Mining Company

Our estimates of proven and probable mineral reserves and resources are based on interpretation and assumptions and, under actual conditions, may yield less mineral production than is currently estimated or may result in additional impairment charges to our operations.

Unless otherwise disclosed, proven and probable reserves and measured, indicated, and inferred resources figures presented in our filings with securities regulatory authorities, including the SEC, in our news releases and other public statements that may be made from time to time, are based upon estimates made by both independent and our own internal professionals. Estimates of proven and probable reserves and measured, indicated, and inferred resources are subject to considerable uncertainty and are based, to a large extent, on the prices of gold and silver and interpretations of geologic data obtained from drill holes and other exploration techniques. These prices and interpretations are subject to change. If we determine that certain of our estimated reserves or resources have become uneconomic, we may be forced to reduce our estimates. Actual production may be significantly less than we expect, and such reductions may result in impairment charges such as those we experienced in 2020.

When making determinations about whether to advance any of our projects to development, we rely upon such estimated calculations as to the mineralized material and grades of mineralization on our properties. Until ore is mined and processed, mineralized material and grades of mineralization must be considered as estimates only. We cannot ensure that these estimates will be accurate or that this mineralization can be mined or processed profitably.

Any material changes in mineral estimates and grades of mineralization may affect the economic viability of placing a property into production and such property's return on capital. There can be no assurance that minerals recovered in small-scale tests will be recovered in large-scale tests under on-site conditions or in production scale. Extended declines in market prices for gold and/or silver may render portions of our mineralization estimates uneconomic and result in reduced reported mineralization or adversely affect the commercial viability of one or more of our properties. Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition.

Investors should also be aware that calculations of "reserves" and "resources" differ under SEC reporting standards and those under other international standards, such as Canada. Investors should also be aware that resources may not be converted into reserves. Please also see, CAUTIONARY NOTE REGARDING DISCLOSURE OF MINERAL PROPERTIES.

We may be unable to replace gold and silver reserves as they become depleted.

Like all metal producers, we must continually replace reserves depleted by production to maintain production levels over the long term and provide a return on invested capital. Depleted reserves can be replaced in several ways, including expanding known ore bodies, locating new deposits, or acquiring interests in reserves from third parties. Exploration is highly speculative in nature, involves many risks and uncertainties and is frequently unsuccessful in discovering significant mineralization. Accordingly, our current or future exploration programs may not result in new mineral producing operations. Even if significant mineralization is discovered, it will likely take many years from the initial phases of exploration to commencement of production, during which time the economic feasibility of production may change.

From time to time, we may acquire reserves from other parties. Such acquisitions are based on an analysis of a variety of factors including historical operating results, estimates and assumptions on the extent of ore reserves, the timing of production from such reserves, available cash, and other operating costs. In addition, we may rely on data and reports prepared by third parties (including in relation to the ability to permit and comply with existing regulations), which may contain information or data that we are unable to independently verify or confirm in advance. Other than historical operating results, these factors are uncertain, they may contribute to the uncertainties related to the process used to estimate ore reserves and have an impact on our revenue, our cash flow and other operating issues.

As a result of these uncertainties, our exploration programs and acquisitions may not result in the expansion or replacement of our current production with new ore reserves or operations, which could have a material adverse effect on our business, prospects, results of operations and financial position.

Our acquisitions may not achieve their intended results.

Our acquisitions subject us to many risks. We may discover title defects, adverse environmental or other conditions relating to the properties acquired of which we are currently unaware. Environmental, title, and other problems could reduce the value of the properties to us, and depending on the circumstances, we could have limited or no recourse to the sellers with respect to those problems. We have assumed substantially all of the liabilities associated with acquired properties, and such liabilities could be significant.

We own our 49.0% interest in the San José mine under the terms of an option and joint venture agreement ("OJVA"), and our 46.3% interest in the Los Azules copper project under the terms of a shareholder agreement, and therefore we are unable to control all aspects of the exploration and development of, and production from, these properties.

Our interests in the San José mine and Los Azules copper project are subject to the risks normally associated with the conduct of joint ventures and corporations. A disagreement between joint venture partners or corporation shareholders on strategic decisions or how to conduct business efficiently, the inability of joint venture partners or corporation shareholders to meet their obligations to the joint venture or corporation or third parties, or litigation arising between joint venture partners or corporation shareholders regarding joint venture or corporation matters could have a material adverse effect on the viability of our interests held through the joint venture or corporation. Since all day-to-day decisions are made by the majority owner of each of the San José mine and the Los Azules copper project, we are unable to participate in those decisions, including whether and when to pay dividends to the venture partners.

Even if McEwen Copper Inc. is successful in achieving one or more of its strategic initiatives at the Los Azules project, its development and copper price assumption provide uncertainty for development of the property.

Los Azules is located in a remote location, previously accessible only by 75 miles of dirt road with fourteen river crossings and two mountain passes above 13,450 feet. An additional access road at lower altitude was completed in May 2022, which has one mountain pass above 11,000 feet. Even assuming that technical difficulties associated with this remote location can be overcome, if the long-term price of copper decreased significantly below the current price or capital cost estimates increased significantly, Los Azules may not be feasible for development, and we may have to write off the remaining carrying value of our investment in McEwen Copper Inc.

We may acquire additional exploration-stage properties on which reserves may never be discovered.

We have acquired in the past and may acquire in the future additional exploration-stage properties. There can be no assurance that we have completed or will be able to complete the acquisition of such properties at reasonable prices or on favorable terms and that reserves will be identified on any properties that we acquire. We may also experience negative reactions from the financial markets if we are unable to successfully complete acquisitions of additional properties or if reserves are not located on acquired properties. These factors may adversely affect the trading price of our common stock or our financial condition or results of operations.

The nature of mineral exploration and production activities involves a high degree of risk and the possibility of uninsured losses that could adversely and materially affect our operations.

Exploration for and production of minerals is highly speculative and involves greater risk than many other businesses. Many exploration programs do not result in the discovery of mineralization, and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Few properties that are explored are ultimately advanced to production. Our current exploration efforts, and future development and mining operations are subject to all of the operating hazards and risks normally incident to exploring for and developing mineral properties, such as, but not limited to:

- economically insufficient mineralized material;
- fluctuations in production costs that may render mining uneconomical;
- availability of labor, contractors, engineers, power, transportation and infrastructure;
- labor disputes;
- potential delays related to social, public health and community issues;
- negotiations or agreements with aboriginal groups or local populations affecting our efforts to explore, develop or produce gold and silver deposits;
- unanticipated variations in grade and other geological problems;
- environmental hazards;
- water conditions;
- difficult surface or underground conditions;

- metallurgical and other processing problems;
- mechanical and equipment performance problems;
- industrial accidents, personal injury, fire, flooding, cave-ins, landslides, and other natural disasters; and
- decrease in reserves or resources due to a lower price of silver, gold, or copper.

Any of these risks can adversely and materially affect, among other things, the development of properties, production quantities and rates, costs and expenditures, potential revenues, and production dates. We currently have no insurance to guard against any of these risks, except in very limited circumstances. If we determine that capitalized costs associated with any of our mineral interests are not likely to be recovered, we would incur a write-down of our investment in these interests. All of these factors may result in losses in relation to amounts spent and those amounts that would then not be recoverable.

Our operations are subject to permitting requirements which could require us to delay, suspend or terminate our operations on our mining properties.

Our mining operations, including ongoing exploration drilling programs and development efforts, require permits from various state and federal governments, including permits for the use of water and for drilling water wells. We may be unable to obtain these permits in a timely manner, on reasonable terms or on terms that provide us with sufficient resources to develop our properties in any way. Even if we are able to obtain such permits, the time required by the permitting process can be significant. If we cannot obtain or maintain the necessary permits, or if there is a delay in receiving these permits, our timetable and business plan for exploration of our properties will be adversely affected, which may in turn adversely affect our results of operations, financial condition, cash flows and market price of our securities.

Due to increased activity levels of non-governmental, aboriginal, and local groups targeting the mining industry, the potential for the government or process instituted by non-governmental, aboriginal, and local groups, to delay the issuance of permits or impose new requirements or conditions upon mining operations may be increased. Any changes in government policies may be costly to comply with and may delay mining operations. Future changes in such laws and regulations, if any, may adversely affect our operations, make them prohibitively expensive, or prohibit them altogether. If our interests are materially adversely affected, as a result of a violation of applicable laws, regulations, permitting requirements or a change in applicable law or regulations, it would have a significant negative impact on the value of our company and could have a significant impact on our stock price.

Tariffs and the imposition of other restrictions on trade could adversely affect the Company.

The U.S. federal government has made changes to the U.S. trade policy. The U.S. federal government has implemented tariffs on certain foreign goods and may implement additional tariffs on foreign goods. Beginning March 4, 2025, and effective through February 24, 2026, the U.S. government implemented executive orders imposing a tariff of between 10% and 35% on certain imports from Mexico and Canada; these tariffs were followed by additional 10% tariffs on goods from certain imports from Argentina. As we currently have mining operations in the United States, these tariffs increased the costs of our product from Argentina, Mexico and Canada as well as inputs from those countries used in our operations, such as supplies, equipment, and machinery. In response, the Canadian government imposed retaliatory tariffs of 25% on a broad range of U.S. goods, though many of these measures were reduced or withdrawn beginning in August 2025. Mexico's retaliatory actions have been more limited and delayed, with some measures postponed indefinitely. These tariffs would have a similar effect on U.S. goods imported for use at our Mexican and Canadian operations. As of today, these tariffs have been found unlawful by the Court, and the company may be eligible for refund of certain tariffs paid; however, no refund is guaranteed, any refund may not be received by the company for some time, and any refund received may not fully offset the administrative burden of the tariffs while they were implemented. Further, effective February 25, 2026, the U.S. government implemented new tariffs on most imports into the U.S. from all countries under section 122 of the Trade Act of 1974, which permits the imposition of up to 15% tariffs for up to 150 days; these tariffs are currently at a rate of 10%. Future tariffs under alternative statutes are expected. These tariffs and any further legislation or actions taken by the U.S. federal government that restrict trade, such as additional tariffs, trade barriers, and other protectionist or retaliatory measures taken by governments in Canada, Mexico, Europe, Asia, and other countries, could adversely impact the cost of our products and the components and raw materials that go into making them. These increased costs could adversely impact the gross margin that we earn on our products, which could make our business less competitive. Countries may also adopt other protectionist measures that could limit our ability to offer our products and services. The ultimate impact of any tariffs will depend on various factors, including if any tariffs are ultimately implemented, the timing of implementation, and the amount, scope, and nature of the tariffs. Further, United States-Mexico-Canada Agreement ("USMCA") requires a formal evaluation of the agreement six years after its entry into force, which will commence July 1, 2026.

The U.S. has solicited feedback from the trading community regarding the operation of the agreement, and the joint review could result in changes to the agreement – including the processes by which goods qualify for preferential treatment under the agreement, the tariffs applicable to products under the agreement, or other restrictions on the movement of goods within the region – which could further impact our operations and impact the cost, price and availability of our products and services.

Our operations in Argentina and Mexico are subject to political and social risks.

With respect to our interests in McEwen Copper Inc., which owns the Los Azules copper project, and Minera Santa Cruz S.A, which owns the San José mine, there are risks relating to an uncertain or unpredictable political and economic environment in Argentina, illustrated by the following:

- Argentina defaulted on foreign debt repayments and on the repayment on a number of official loans to multinational organizations in 2002 and 2003 and defaulted again on its bonds in 2014.
- In 2012, Argentina's President announced the nationalization of the majority stake of Yacimientos Petrolíferos Fiscales ("YPF"), Argentina's largest oil company.
- In December 2017, Argentina enacted comprehensive tax reform (Law No. 27,430 (the "Law")). Specifically, the Law introduces amendments to tax and other various laws, including a special regime comprising an optional revaluation of assets for income tax purposes.
- In 2018, Argentina's federal government introduced a decree imposing a temporary tax on all exports from Argentina. The tax was introduced as an emergency measure due to the significant peso devaluation during the year.
- In September 2019, Argentine authorities implemented new foreign exchange regulations that impacted the results of MSC. The main restrictions include, but are not limited to, full repatriation of proceeds of exports in cash bank savings to be denominated only in Argentine pesos and authorization from the Argentina Central Bank being required for dividend distributions abroad and intercompany loan payments.
- In October 2019, Alberto Fernández was elected to office. The prior president, Mr. Mauricio Macri, who assumed office in December 2015, implemented several significant economic and policy reforms, including reforms related to foreign exchange and trade, fiscal policy, labor laws and tax rules. The fiscal, monetary and currency adjustments undertaken by the Macri administration subdued growth in the short-term, and some measures, including the export tax, have negatively impacted Argentina sourced revenues.
- In December 2019, the Argentina federal government approved a decree delaying the corporate tax rate to change from 30% to 25% to the end of 2021 and extending the temporary export tax introduced in September 2018 to the end of 2021. Furthermore, the decree suspended the increase in the dividend withholding tax from 7% to 13% until January 2021.
- In 2020, the Alberto Fernández administration marked its first year in office, a year in which it faced numerous challenges including renegotiating Argentina's foreign debt, managing currency crises, and, most difficult, designing Argentina's response to the COVID-19 pandemic.
- On June 16, 2021, Law 27,630, which introduced amendments to the corporate income tax law, entered into force. Under prior law, the corporate income tax rate was 25%. As per the new law applicable to fiscal years starting on or after January 1, 2021, corporate income will be subject to tax at progressive rates ranging from 25% to 35%. Starting in January 2022, these brackets will be annually adjusted to account for inflation, as per the consumer price index published by relevant governmental agency.
- Under prior law, the distribution of earnings attributable to fiscal year 2021 was subject to withholding tax at a 13% rate. Law 27,630, enacted in June 2021, reduced this withholding tax rate on distributions of earnings to 7%.
- On November 19, 2023, Argentina elected Javier Milei as its new president. Milei has proposed fast and radical measures to address a large fiscal imbalance, including dramatic cuts to federal spending, full dollarization, closure of the central bank and privatizations.

- On December 28, 2023, Argentine President Javier Milei sent a reform bill to Congress proposing far-reaching changes to the country's tax system, electoral law and public debt management.
- On October 21, 2024, Argentine President Javier Milei announced plans to replace Argentina's existing tax agency with the newly formed Agencia de Recaudación y Control Aduanero.
- On October 26, 2025, Argentine President Javier Milei's La Libertad Avanza party secured a number of seats in both the Chamber of Deputies and the Senate. Despite this, 2025 was marked by a historic legislative low, with only 13 laws passed by Congress.

With respect to the El Gallo mine in Mexico, there has been an ongoing level of violence and crime relating to drug cartels and gangs in Sinaloa State where we operate, and in other regions of Mexico. Our facility at the El Gallo mine was robbed in 2015. On December 17, 2019, the US State Department issued a Level 2 ("Increased caution") warning with respect to five Mexican states, including Sinaloa State, due to violent crime. On September 8, 2020, the US State Department issued a Level 3 ("Reconsider travel") warning with respect to five Mexican states, including Sinaloa State, due to violent crime and COVID-19. On April 20, 2021, the US State Department issued a Level 4 ("Do not travel") warning with respect to six Mexican states, including Sinaloa State, due to violent crime and COVID-19. On January 5, 2023, the US State Department reiterated its caution against travel to Sinaloa State due to unrest resulting from the capture of Ovidio Guzmán López, a high-ranking member of the Sinaloa Cartel. A general update on August 22, 2023 reiterated a do not travel warning to Sinaloa State due to violent crime and kidnapping. Sinaloa State continued to be classified as a do not travel state in 2025 and this classification continues into 2026. On January 23, 2026, ten employees from Vizla Silver Corp. were kidnapped in Sinaloa and is suspected to be a result of cartel activity. These events may disrupt our ability to carry out exploration and mining activities and may affect the safety and security of our employees and contractors.

Our operations and properties in Canada expose us to additional political risks.

Our properties in Canada may be of particular interest or sensitivity to one or more interest groups, including aboriginal groups (which are generally referred to as "First Nations" and "Metis" groups). We have mineral projects in Ontario that are in areas with an aboriginal presence. It is our practice to work closely with and consult with First Nations in areas in which our projects are located or which could be impacted by our activities. However, there is no assurance that relationships with such groups will be positive and disputes with such groups may affect our operations and profitability. Accordingly, it is possible that our production, exploration or development activities on these properties could be interrupted or otherwise adversely affected in the future by political uncertainty, native land claims entitlements, expropriations of property, changes in applicable law, governmental policies and policies of relevant interest groups, including those of First Nations. Any changes in law or relations or shifts in political conditions may be beyond our control, or we may enter into agreements with First Nations, all of which may adversely affect our business and operations and if significant, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue our mineral production, exploration or development activities in the applicable area, any of which could have an adverse effect on our financial conditions and results of operations.

Our operations face substantial regulation of health and safety.

Our operations are subject to extensive and complex laws and regulations governing workers' health and safety across our projects and our failure to comply with applicable legal requirements can result in substantial penalties. Future changes in applicable laws, regulations, permits and approvals or changes in their enforcement or regulatory interpretation could substantially increase costs to achieve compliance, lead to the revocation of existing or future exploration or mining rights or otherwise have an adverse impact on our results of operations and financial position.

Our mines are inspected on a regular basis by government regulators who may issue citations and orders when they believe a violation has occurred under local mining regulations. If inspections result in an alleged violation, we may be subject to fines, penalties or sanctions and our mining operations could be subject to temporary or extended closures.

In addition to potential government restrictions and regulatory fines, penalties or sanctions, our ability to operate (including the effect of any impact on our workforce) and thus, our results of operations and our financial position, could be adversely affected by accidents, injuries, fatalities or events detrimental (or perceived to be detrimental) to the health and safety of our employees, the environment or the communities in which we operate.

Reform of the General Mining Law in the United States could adversely affect our results of operations.

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that we control with respect to our U.S. properties. One such amendment has become law and has imposed a moratorium on the patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on our U.S. properties. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties and could significantly impair our ability to develop mineral estimates on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our business.

Title to mineral properties can be uncertain, and we may be at risk of loss of ownership of one or more of our properties.

Our ability to explore and operate our properties depends on the validity of our title to those properties. Our U.S. mineral properties include leases of unpatented mining claims, as well as unpatented mining and mill site claims, which we control directly. Unpatented mining claims provide only possessory title, and their validity is often subject to contest by third parties or the federal government, which makes the validity of unpatented mining claims uncertain and generally riskier. Similarly, Canadian mineral properties consist of patented and unpatented claims which each have their respective risks and uncertainties. Further, there may be title defects or additional rights that are not recorded on the title. Our concessions in Mexico are subject to continuing government regulation and failure to adhere to such regulations will result in termination of the concession. Similarly, under Argentine Law, failure to comply with applicable conditions may result in the termination of the concession. Uncertainties inherent in mineral properties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work and possible conflicts with other claims not determinable from public record. We have not obtained title opinions covering our entire property, with the attendant risk that title to some claims, particularly title to undeveloped property, may be defective. There may be valid challenges to the title to our property which, if successful, could impair development and/or operations.

We cannot ensure that we will have an adequate supply of water to complete desired exploration or development of our mining properties.

Our mining operations require significant quantities of water for mining, ore processing and related support facilities. Our operations in the United States, Mexico and Argentina are in areas where water is scarce and competition among users for continuing access to water is significant. Continuous production at our mines is dependent on our ability to maintain our water rights and claims and to defeat claims adverse to our current water uses in legal proceedings. We cannot predict the potential outcome of pending or future legal proceedings relating to our water rights, claims and uses. Water shortages may also result from weather or environmental and climate impacts out of the Company's control.

Our ongoing operations and past mining activities are subject to environmental risks, which could expose us to significant liability and delay, suspension or termination of our operations.

All aspects of our operations are subject to United States, Canada, Mexico and Argentina federal, state and local environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste, including cyanide. Furture environmental legislation may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for us and our officers, directors and employees. Future changes in environmental regulation, if any, may adversely affect our operations, make our operations prohibitively expensive, or prohibit them altogether. Environmental hazards may exist on our properties that are unknown to us at the present and that have been caused by us, previous owners or operators, or that may have occurred naturally. We utilize explosives in our business, which could cause injury to our personnel, and damage to our equipment or assets. Mining properties from the companies we have acquired may cause us to be liable for remediating any damage that those companies may have caused. The liability could include response costs for removing or remediating the release and damage to natural resources, including ground water, as well as the payment of fines and penalties. Failure to comply with applicable environmental laws, regulations and permitting requirements may also result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Our industry is highly competitive, attractive mineral lands are scarce, and we may not be able to obtain quality properties.

We compete with many companies in the mining industry, including large, established mining companies with substantial capabilities, personnel and financial resources. There is a limited supply of desirable mineral lands available for claim staking, lease or acquisition in the United States, Canada, Mexico and Argentina, and other areas where we may conduct exploration activities. We may be at a competitive disadvantage in acquiring mineral properties, since we compete with these individuals and companies, many of which have greater financial resources and larger technical staffs than we do. From time to time, specific properties or areas which would otherwise be attractive to us for exploration or acquisition may be unavailable to us due to their previous acquisition by other companies or our lack of financial resources. Competition in the industry is not limited to the acquisition of mineral properties but also extends to the technical expertise to find, advance, and operate such properties; the labor to operate the properties; and the capital for the purpose of funding such properties. Many competitors not only explore for and mine precious metals but conduct refining and marketing operations on a world-wide basis. Such competition may result in our Company being unable not only to acquire desired properties, but to recruit or retain qualified employees or to acquire the capital necessary to fund our operation and advance our properties. Our inability to compete with other companies for these resources would have a material adverse effect on our results of operation, financial condition and cash flows.

We rely on contractors to conduct a significant portion of our operations and construction projects.

A portion of our operations and construction projects are currently conducted in whole or in part by contractors, including our operations at the Gold Bar Mine Complex, Fox Complex and El Gallo. As a result, our operations are subject to a number of risks, some of which are outside our control, including:

- Negotiating agreements with contractors on acceptable terms;
- The inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
- Reduced control and oversight over those aspects of operations which are the responsibility of the contractor;
- Failure of a contractor to perform under its agreement;
- Interruption of operations or increased costs in the event that a contractor ceases its business due to insolvency or other unforeseen events;
- Failure of a contractor to comply with our standards and policies, as well as with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and
- Problems of a contractor with managing its workforce, labor unrest or other related employment issues.

In addition, we may incur liability to third parties as a result of the actions of our contractors. The occurrence of one or more of these risks could potentially adversely affect our results of operations and financial position.

If our employees or contractors engage in a strike, work stoppage or other slowdown, we could experience business disruptions and/or increased costs.

As of December 31, 2025, a number of our employees were represented by different trade unions and work councils which subject us to employment arrangements very similar to collective bargaining agreements. Further, most of our employees are based in foreign locations. The laws of certain foreign countries may place restrictions on our ability to take certain employee-related actions or may require that we conduct additional negotiations with trade unions, works councils or other governmental authorities before we can take such actions.

If the employees or contractors at the Gold Bar Mine Complex, Fox Complex, El Gallo, or San José mine were to engage in a strike, work stoppage, or other slowdown in the future, we could experience a significant disruption of our operations. Such disruption could interfere with our business operations and could lead to decreased productivity, increased labor costs, and lost revenue.

We may not be successful in negotiating new collective bargaining agreements or other employment arrangements when the current ones expire. Furthermore, future labor negotiations could result in significant increases in our labor costs. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

Our business is sensitive to nature and climate conditions.

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulations relating to emission levels (such as carbon taxes) and energy efficiency are becoming more stringent in some jurisdictions. If the current regulatory trend continues, this may result in increased costs at some or all of our project locations. In addition, the physical risks of climate change may also have an adverse effect on our operations and properties. Extreme weather events have the potential to disrupt our power supply, surface operations and exploration at our mines and may require us to make additional expenditures to mitigate the impact of such events.

Some of the countries in which we operate have implemented, and are developing, laws and regulations related to climate change and greenhouse gas emissions. In December 2009, the United States Environmental Protection Agency ("EPA") issued an endangerment finding under the U.S. Clean Air Act that current and projected concentrations of certain mixed greenhouse gases, including carbon dioxide, in the atmosphere threaten public health and welfare. In August 2015, the EPA issued final rules for the Clean Power Plan under Section 111(d) of the Clean Air Act designed to reduce greenhouse gas emissions from electric utilities. On June 19, 2019, the EPA repealed the Clean Power Plan and replaced it with the Affordable Clean Energy rule. In April 2024, the EPA repealed the Affordable Clean Energy rule and adopted new greenhouse gas regulations applicable to certain fossil fuel-fired power plants. In February 2026, the EPA finalized a rule rescinding the 2009 greenhouse gas endangerment finding. The February 2026 rule has been challenged in the United States Court of Appeals for the District of Columbia Circuit, and federal greenhouse gas regulation under the Clean Air Act remains subject to ongoing judicial review and regulatory action. . Legislation and increased regulation and requirements regarding climate change could impose increased costs on us, our venture partners and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.

Legislation and increased regulation and requirements regarding climate change could impose increased costs on us, our venture partners and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations.

Mining companies are increasingly required to consider and provide benefits to the communities and countries in which they operate in order to maintain operations.

Greater scrutiny on the private sector broadly and multi-national companies specifically, to contribute to sustainable outcomes in the places where they operate, has led to a proliferation of standards and reporting initiatives focused on environmental stewardship, social performance and transparency. Extractive industries, and mining in particular, have seen significant increases in stakeholder expectations. These businesses are increasingly required to meaningfully engage with impacted stakeholders, and understand, avoid, or mitigate negative impacts while optimizing economic development and employment opportunities associated with their operations. The expectation is for companies to create shared value for shareholders, employees, governments, local communities and host countries. Such expectations tend to be particularly focused on companies whose activities are perceived to have high socio-economic and environmental impacts. In response, we have developed and continue to evolve a system of Environmental, Social and Governance ("ESG") management that includes standards, guidance, assurance, participation in international organizations focused on improved performance and outcomes for host communities and the environment. No assurances can be provided that increased stakeholder expectations will not result in adverse financial and operational impacts to the business, including, without limitation, operational disruption, increased costs, increased investment obligations and increased taxes and royalties payable to governments.

Risks Relating to Our Common Stock

A small number of existing shareholders own a significant portion of McEwen Inc. common stock, which could limit your ability to influence the outcome of any shareholder vote.

As of March 16, 2026, Mr. McEwen beneficially owned approximately 14% of the 59.5 million shares of McEwen Inc. common stock outstanding. Under our Articles of Incorporation and the laws of the State of Colorado, the vote of the holders of a majority of the shares voting at a meeting at which a quorum is present is generally required to approve most shareholder action. As a result, Mr. McEwen will be able to significantly influence the outcome of shareholder votes for the foreseeable future, including votes concerning the election of directors, amendments to our Articles of Incorporation or proposed mergers, acquisitions or other significant corporate transactions.

Our stock price may be volatile, and as a result you could lose all or part of your investment.

In addition to other risk factors identified herein and to volatility associated with equity securities in general, the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

- Changes in the worldwide price for gold, silver and/or copper;
- Disappointing results from our exploration or production efforts;
- Producing at rates lower than targeted;
- Political and regulatory risks;
- Weather conditions, including unusually heavy rains, unusually light rains or drought;
- Failure to meet our revenue, profit goals or operating budget;
- Decline in demand for our common stock;
- Downward revisions in securities analysts' estimates or changes in general market conditions;
- Technological innovations by competitors or in competing technologies;
- Investor perception of our industry or our prospects;
- Disruption of supply and demand and other economic factors due to virus and other disease;
- Actions by government central banks; and
- General economic trends.

Stock markets in general have in the past and may in the future experience extreme price and volume fluctuations. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock.

Adverse price fluctuations may lead to threatened or actual delisting of our common stock from the NYSE or TSX. As a result, you may be unable to resell your shares at the desired price.

Failure of the Company to maintain compliance with the NYSE or TSX listing requirements could result in delisting of its common stock, which in turn could adversely affect its future financial condition and the market for its common stock.

If the common stock ultimately were to be delisted for any reason, it could negatively impact the Company by (i) reducing the liquidity and market price of the Company's common stock; (ii) reducing the number of investors willing to hold or acquire the Company's common stock, which could negatively impact the Company's ability to raise equity financing; (iii) limiting the Company's ability to use a registration statement to offer and sell freely tradable securities, adversely affecting the Company's ability to access the public capital markets; and (iv) impairing the Company's ability to provide equity incentives to its employees.

Failure of the Company to maintain proper and effective internal controls could impair our ability to produce accurate financial statements on a timely basis, which could adversely affect the market price of our common stock.

As a publicly traded company, we are required to maintain disclosure controls and procedures to ensure timely disclosure of material information to the public, and our management is required to review the effectiveness of those controls on a quarterly basis. We are also required to maintain effective internal control over financial reporting, which is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP, and our independent registered public accounting firm is required each year to provide an attestation report on the effectiveness of our internal control over financial reporting, including in this Annual Report on Form 10-K. Effective internal controls are necessary for us to provide financial reports and to help us prevent fraud, and our management and other personnel devote a substantial amount of time to these compliance requirements. These requirements, however, also increase our legal and financial compliance costs and make some activities more time-consuming and costly.

We cannot be certain that we will be able to maintain adequate controls over disclosure and financial processes and reporting in the future. We have identified as recently as of the fiscal year ended December 31, 2024, control deficiencies that, in the aggregate, constituted a material weakness in our internal control over financial reporting. If we fail to maintain effective internal controls, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock may be negatively affected, and our financial position and results of operations could be harmed.

General Risks

We do not insure against all risks to which we may be subject in our operations.

While we currently maintain insurance policies to insure against general commercial liability claims and physical assets at our properties in the United States, Canada, Mexico and Argentina, we do not maintain insurance to cover all of the potential risks associated with our operations. We may also be unable to obtain insurance to cover other risks at economically feasible premiums or at all. Insurance coverage may not continue to be available or may not be adequate to cover liabilities. We might also become subject to liability for environmental, pollution or other hazards associated with mineral exploration and production including bankruptcy of our refiners or other third-party contractors which may not be insured against, which may exceed the limits of our insurance coverage or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause us to incur significant costs that could materially adversely affect our financial condition and our ability to fund activities on our property. A significant loss could force us to reduce, temporarily suspend or, in the worst case, terminate our operations.

Our business is subject to the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws, a breach or violation of which could lead to civil and criminal fines and penalties, loss of licenses or permits and reputational harm.

We operate in certain jurisdictions that have experienced governmental and private sector corruption to some degree. The U.S. Foreign Corrupt Practices Act and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Violations of these laws, or allegations of such violations, could lead to civil and criminal fines and penalties, litigation, and loss of operating licenses or permits, and may damage our reputation, which could have a material adverse effect on our business, financial position and results of operations. There can be no assurance that our internal control policies and procedures will always protect us from recklessness, fraudulent behavior, dishonesty, or other inappropriate acts committed by our affiliates, employees or agents. As such, our corporate policies and processes may not prevent all potential breaches of law or other governance practices.

We may not be able to operate successfully if we are unable to recruit, hire, retain and develop key personnel and a qualified and diverse workforce. In addition, we are dependent upon our employees being able to perform their jobs in a safe and respectful work environment.

We depend upon the services of a number of key executives and management personnel. Our success is also dependent on the contributions of our highly skilled and experienced workforce. Our ability to achieve our operating goals depends upon our ability to recruit, hire, retain and develop qualified and diverse personnel to execute on our strategy. We are fundamentally committed to creating and maintaining a work environment in which employees are treated fairly, with dignity, decency, respect and in accordance with all applicable laws. We recognize that bullying, sexual harassment and harassment based on other protected categories, including race, have been prevalent in every industry, including the mining industry. Features of the mining industry, such as being a historically hierarchical and male-dominated culture, create risk factors for harmful workplace behavior. While we do not tolerate discrimination and harassment of any kind (including but not limited to sexual, gender identity, race, religion, ethnicity, age, or disability, among others), our policies and processes may not prevent or detect all potential harmful workplace behaviors. If we fail to maintain a safe, respectful, and inclusive work environment, it could impact our ability to retain talent and maintain a diverse workforce and damage our reputation. There continues to be competition over highly skilled personnel in our industry. If we lose key personnel, or one or more members of our senior management team, and we fail to develop adequate succession plans, or if we fail to hire, retain, and develop qualified and diverse employees, our business, financial condition, results of operations and cash flows could be harmed.

Our business is dependent upon our workforce being able to safely perform their jobs, including the potential for physical injuries or illness. If we experience periods where our employees are unable to perform their jobs for any reason, including as a result of illness, our operations could be adversely affected. In addition to physical safety, protecting the psychological safety of our employees is necessary to maintaining a safe, respectful, and inclusive work environment. If the Company fails to maintain a safe environment that is free of harassment, discrimination, or bullying, it could adversely impact employee engagement, performance and productivity, result in potential legal claims and/or damage the Company's reputation, which could have a material adverse effect on our business, financial position and results of operations or adversely affect the Company's market value.

We conduct operations in several foreign countries and are exposed to legal, political and social risks associated with those operations.

A significant portion of our revenue in 2025 was generated by operations outside the United States. Exploration, development, production, and closure activities in many countries are potentially subject to heightened political and social risks that are beyond our control and could result in increased costs, capacity constraints and potential disruptions to our business. These risks include the possible unilateral cancellation or forced renegotiation of contracts in which we may, directly or indirectly, have an interest, unfavorable changes in foreign laws and regulations, royalty and tax increases (including tariffs and taxes associated with the import or export of goods), risks associated with consumption taxes in Mexico, Argentina, and Canada, income tax refund recovery and collection processes in Mexico and Argentina, changes in US legislation as applicable to foreign operations, claims by governmental entities or indigenous communities, expropriation or nationalization of property and other risks arising out of foreign sovereignty over areas in which we conduct our operations. The right to import and export gold and silver may depend on obtaining certain licenses and quotas, which could be delayed or denied at the discretion of the relevant regulatory authorities or could become subject to new taxes or duties imposed by U.S. or foreign jurisdictions, which could have a material adverse effect on our business, financial condition, or future prospects. In addition, our rights under local law may be less secure in countries where the rule of law is less robust and judicial systems may be susceptible to manipulation or influence from government agencies, non-governmental organizations, or civic groups.

Any of these developments could require us to curtail or terminate operations at our mines, incur significant costs in renegotiating contracts and meeting newly-imposed environmental or other standards, pay greater royalties or higher prices for labor or services and recognize higher taxes, or experience significant delays or obstacles in the recovery of consumption taxes or income tax refunds owed, which could materially and adversely affect our financial condition, results of operations and cash flows.

Our ongoing and future success depends on developing and maintaining productive relationships with the communities, including indigenous peoples, and other stakeholders in our operating locations. Notwithstanding our ongoing efforts, local communities and stakeholders can become dissatisfied with our activities or the level of benefits provided, which may result in civil unrest, protests, direct action or campaigns against us. Any such occurrences could materially and adversely affect our financial condition, results of operations and cash flows.

Our business could be negatively impacted by security threats, including cybersecurity threats, and other disruptions.

We face various security threats, including attempts by third parties to gain unauthorized access to sensitive information or to render data or systems unusable; threats to the safety of our employees; threats to the security of our infrastructure; and threats from terrorist acts. There can be no assurance that the procedures and controls we use to monitor and mitigate our exposure to these threats will be sufficient in preventing them from materializing. If any of these events were to materialize, they could lead to losses of sensitive information, critical infrastructure, personnel, or capabilities essential to our operations and could have a material adverse effect on our reputation, financial condition, results of operations, or cash flows.

Our business partners' technologies, systems and networks may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, theft of property or other disruption of our business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. A cyber incident involving our business partners' information systems and related infrastructure could disrupt our business plans and negatively impact our operations. There can be no assurance that we will not be the target of cyberattacks in the future. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any security vulnerabilities.

Environmental, social and governance matters may impact our business and reputation.

Since 2020, our joint venture partner, Hochschild Mining plc, has published annual sustainability reports. Our El Gallo sustainability report includes our policies and practices on a variety of ESG matters, including water management and preservation; recycling; diversity, equity, and inclusion ("DEI"); employee health and safety; and human capital management. In addition, our business faces increasing scrutiny related to ESG issues, including sustainable development, renewable resources, environmental stewardship, supply chain management, climate change, DEI, workplace conduct, human rights, philanthropy and support for local communities. Implementation of our environmental and sustainability initiatives will require financial expenditures and employee resources.

In addition to the changing rules and regulations related to ESG matters imposed by governmental and self-regulatory organizations such as the SEC and the New York Stock Exchange, a variety of third-party organizations and institutional investors evaluate the performance of companies on ESG topics, and the results of these assessments are widely publicized. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. Reduced access to or increased cost of capital may occur as financial institutions and investors increase expectations related to ESG matters.

Developing and acting on initiatives within the scope of ESG, and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards. We may also communicate certain initiatives and goals, regarding environmental matters, diversity, social investments and other ESG-related matters, in our SEC filings or in other public disclosures. These initiatives and goals within the scope of ESG could be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Furthermore, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. If our ESG-related data, processes and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals within the scope of ESG on a timely basis, or at all, our reputation, business, financial performance and growth could be adversely affected.

Several of our directors and officers are residents outside of the United States, and it may be difficult for shareholders to enforce within the United States any judgments obtained against such directors or officers.

Several of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside of the United States. As a result, it may be difficult for investors to effect service of process on such directors and officers or enforce within the United States any judgments obtained against such directors and officers, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, shareholders may be effectively prevented from pursuing remedies against such directors and officers under United States federal securities laws. In addition, shareholders may not be able to commence an action in a Canadian court predicated upon the civil liability provisions under United States federal securities laws. The foregoing risks also apply to those experts identified in this report that are not residents of the United States.

The laws of the State of Colorado, our Articles of Incorporation and agreements with certain officers and directors may protect our directors from certain types of lawsuits.

The laws of the State of Colorado provide that our directors will not be liable to us or our shareholders for monetary damages for all but certain types of conduct as directors of the Company. Our Articles of Incorporation permit us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law, including through stand-alone indemnity agreements. We have also entered into indemnification agreements with our executive officers and directors which require that we indemnify them against certain liabilities incurred by them in their capacity as such. The exculpation provisions may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment, or other circumstances. The indemnification provisions may require us to use our limited assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

We may be required to write down certain long-lived assets, due to metal prices, operational challenges, or other factors. Such write- downs may adversely affect the results of our operations and financial condition.

We review our long-lived assets for recoverability pursuant to the Financial Accounting Standard Board's Accounting Standards Codification Section 360. Under that standard, we review the recoverability of our long-lived assets, such as our mining properties, quarterly or upon a triggering event. Such a review involves estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment, measured by comparing an asset's carrying value to its fair value, must be recognized when the carrying value of the asset exceeds these cash flows. We conduct a review of the financial performance of our mines in connection with the preparation of our financial statements for each reported period and determine whether any triggering events are indicated.

For example, during the first quarter of 2020, we performed a comprehensive analysis of the Gold Bar mine and the related long-lived assets and determined that indicators of impairment existed, and we ultimately concluded that the carrying value of the long-lived assets for the Gold Bar mine were impaired, and a non-cash impairment charge of $83.8 million was recorded during the first quarter of 2020. If there are further significant and sustained declines in relevant metal prices, or if we fail to control production and operating costs or realize the mineable ore reserves at our mining properties, we may terminate or suspend mining operations at one or more of our properties. These events could require a further write-down of the carrying value of our assets. Any such actions would adversely affect the results of our operations and financial condition.

We may record other types of charges in the future if we sell a property or asset for a price less than its carrying value or have to increase reclamation liabilities in connection with the closure and reclamation of a property. Any additional write-downs of mining properties or other assets could adversely affect our results of operations and financial condition.

A significant delay or disruption in sales of concentrates or doré as a result of the unexpected disruption in services provided by smelters or refiners or other third parties could have a material adverse effect on our results of operations.

We rely on refiners and smelters to refine and process and, in some cases, purchase the gold and silver doré and concentrate produced by our mines or the mines in which we have an interest. Access to refiners and smelters on economic terms is critical to our ability to sell our products to buyers and generate revenues. We have existing agreements with refiners and smelters, some of which operate their refining or smelting facilities outside the United States. Services provided by a refiner or smelter may be disrupted by new or increased tariffs, duties or other cross-border trade barriers, shipping delays, the bankruptcy or insolvency of one or more refiners or smelters or the inability to agree on acceptable commercial or legal terms with a refiner or smelter. Such an event or events may disrupt an existing relationship with a refiner or smelter or result in the inability to create (or the necessity to terminate) a contractual relationship with a refiner or smelter, which may leave us with limited, uneconomical or no access to refining or smelting services for short or long periods of time. Epidemics, pandemics, or natural disasters may also impact refiners, smelters or other third parties with which we have contractual arrangements or have an indirect effect on our ability to obtain refining, smelting or other third-party services.

Any delay or loss of access to refiners or smelters may significantly impact our ability to sell doré and concentrate products and generate revenue. A default by a refiner or smelter on its contractual obligations to us or an insolvency event or bankruptcy filing by a refiner or smelter may result in the loss of all or part of our doré or concentrate in the possession of the refiner or smelter, and such a loss likely would not be insured by our insurance policies. We cannot ensure that alternative refiners or smelters would be available or offer comparable terms if the need for them were to arise or that it would not experience delays or disruptions in sales that would materially and adversely affect results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

[NONE]

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

The Company understands the importance of preventing, assessing, identifying, and managing material risks associated with cybersecurity threats. Cybersecurity processes to assess, identify and manage risks from cybersecurity threats have been incorporated as a part of the Company's overall risk assessment process. On a regular basis we implement into our operations these cybersecurity processes, technologies, and controls to assess, identify, and manage material risks, including those risks posed by our use of third-party service providers. Specifically, we engage third-party cybersecurity firms to assist with network and endpoint monitoring, cloud system monitoring, and assessment of our incident response procedures, risk identification and assessment of material cybersecurity threats.

To manage our material risks from cybersecurity threats and to protect against, detect, and prepare to respond to cybersecurity incidents, we undertake the below listed activities:

- Monitor security and information events on a real-time basis to respond to threats as they occur;
- Monitor emerging data protection laws and implement changes to our processes to comply;
- Conduct annual cybersecurity management and incident training for employees involved in our systems and processes that handle sensitive data;
- Update key employees regularly on phishing email and other cybersecurity risks;
- Employ artificial intelligence assisted cybersecurity monitoring capabilities; and
- Complete regular updates to key software and infrastructure.

Management has not identified any specific risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. See "*Item 1A. Risk Factors, Our business could be negatively impacted by security threats, including cybersecurity threats, and other disruptions.*" above for more information. While we continually work to safeguard the information systems we use, and the proprietary, confidential and personal information residing therein, and mitigate potential risks, there can be no assurance that such actions will be sufficient to prevent cybersecurity incidents or mitigate all potential risks to such systems, networks and data or those of our third-party providers.

Governance

Our Audit Committee of the Board of Directors is responsible for oversight of our risk assessment, risk management, disaster recovery procedures and cybersecurity risks. The Audit Committee periodically receives an overview of our cybersecurity threat risk management and strategy processes, including potential impact on the Company, the efforts of management to manage the risks that are identified, and our disaster recovery preparations. Members of the Board of Directors regularly engage in discussions with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs.

Our cybersecurity risk management and strategy processes, which are discussed in greater detail above, are led by our Director of IT. The Director of IT is informed about and monitors the prevention, mitigation, detection, and remediation of cybersecurity through their management of the cybersecurity risk management and strategy processes described above, including our incident response plan. Together with the General Counsel, information technology staff and outside consultants that comprise our cybersecurity management team, we collectively possess significant experience in evaluating, managing, and mitigating security and other risks, including cybersecurity risks.

ITEM 2. PROPERTIES

We classify our mineral properties into reportable segments consistent with the manner in which they are grouped in *Item 8***.** *Financial Statements and Supplementary Data***,** *Note 3, Operating Segment Reporting* and subdivide them within each segment by their respective stage of development: "production properties", "advanced-stage properties" and "exploration properties." Advanced-stage properties consist of properties for which advanced studies and reports have been completed indicating the presence of economically mineable mineralized material or in some cases, proven and probable reserves, and for which we have obtained or are in the process of obtaining the required permitting. Our designation of certain properties as "production properties" or "advanced-stage properties" should not suggest that we have proven or probable reserves at those properties as defined by S-K 1300. Our current operating or advanced stage properties are the following: the Fox Complex in Ontario, Canada; the Gold Bar Mine Complex in Nevada, United States; El Gallo in Sinaloa, Mexico; the Los Azules copper project in San Juan, Argentina; and the San José mine in Santa Cruz, Argentina.

The location of our significant production, advanced-stage and exploration properties is shown below:


Mines and Projects
Fox Complex
Head Office
Gold Bar Mine
Complex
El Gallo
Los Azules
Project
San José
Mine
McEWEN INC.
NYSE MUX TSX
Gold
Gold & Silver
Copper

SEGMENT: UNITED STATES

The following map depicts the location of our major properties in the United States segment, including the Gold Bar Mine Complex and exploration properties which are fully owned by us or subject to joint venture agreements. The Gold Bar mine is located in the southern Roberts Creek Mountains along the prolific Battle Mountain-Eureka-Cortez gold trend in central Nevada. Approximately 25 miles northwest of the Gold Bar mine is the Cortez gold mine owned by Nevada Gold Mines (Barrick Gold Corporation and Newmont Corporation joint venture), and 25 miles southeast is the producing Ruby Hill mine owned by i-80 Gold Corp.


Nevada, USA
Area Shown
McEwen Inc.
NYSE MUX TSX
McEwen Inc. Projects
JV Projects
Major Mines (Third Party)
Battle Mountain-Eureka-Cortez Trend
City / Town
Highway / Road
*Nevada Gold Mines - Barrick (61.5%) and Newmont (38.5%)
80
Nevada Gold Mines* Lone Tree
Carlin
Elko
Nevada Gold Mines* Phoenix Mine
Nevada Gold Mines* Cortez Mine
Tonkin Project
Gold Bar Mine
i-80 Gold Corp
Austin
Eureka
50
Eureka Project
Ely
0
100 Miles
N

The following table summarizes the land position of our properties in Nevada as of December 31, 2025:

United States Mineral Property Interest	Number of Claims	Square Miles	Square Kilometers
Gold Bar mine	2,376	97	251
Tonkin	1,390	45	117
Eureka	1,076	29	75
Other Properties	1,389	44	114
Total United States Properties	**6,231**	**215**	**557**

Production Properties

Gold Bar Mine Complex, Nevada (100% owned)

For detailed information on the Gold Bar Mine Complex production statistics and financial results, refer to *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview and History

The Gold Bar Mine Complex consists of the currently operating Gold Bar mine, as well as the Tonkin and Eureka exploration projects. The Gold Bar mine is an open pit, oxide gold mine with a processing facility, heap leach pad and gold recovery plant. The mine is located primarily on public lands managed by the Nevada Bureau of Land Management. We commenced construction in November 2017 following receipt of the signed Record of Decision from the U.S. Environmental Protection Agency. The Gold Bar mine achieved commercial production on May 23, 2019. Mining currently occurs at the Pick, Ridge, and Gold Bar South deposits.

The property is located within the Battle Mountain-Eureka-Cortez gold trend in Eureka County, Nevada. The property was previously mined from 1987 to 1994 by Atlas Precious Metals Inc.

Location and Access

The Gold Bar mine is located in the Southern Roberts Creek Mountains, in Eureka County, Nevada, approximately 30 miles northwest of the town of Eureka, Nevada, primarily in Township 22 North, Range 50 East (N39°48'16.5"; W116°21'09.65"). The mine site is accessed from US Highway 50 by travelling north on Robert's Creek Road, an unimproved dirt road maintained by the Company. The mine area is approximately 15 miles from U.S. Highway 50.

Geology and Mineralization

The mine is located in the Battle Mountain-Eureka-Cortez mineral belt in a large window of lower-plate carbonate rocks surrounded by upper-plate rocks. The lower-plate carbonates consist of (from oldest to youngest) an east-dipping section of Silurian Lone Mountain Dolomite, Devonian McColley Canyon Formation, Devonian Denay Formation, Devonian Devils Gate Limestone, and Devonian Horse Canyon siltstone. Gold mineralization is hosted primarily in the Bartine Member of the McColley Canyon Formation, which consists of carbonate wackestones and packstones approximately 250 to 380 feet thick. Minor amounts of mineralization are found in the underlying dolomitic limestone Kobeh Member of the McColley Canyon Formation where it is adjacent to apparent feeder structures. The project is in an area with "Carlin-Type" sediment-hosted gold mineralization characteristics with typical associated alteration (decalcification, argillization, and silicification).

At Ridge, extensive alteration (silicification) and gold mineralization occurs at surface and at depth proximal to three historical open pits. Drilling is ongoing to extend mineralization beyond the currently defined resource.

At Pick, strong alteration and gold mineralization is strata-bound in the Bartine Member of the McColley Canyon Formation and controlled by high-angle north to northeast faults. Mineralization is typically associated with strong decalcification and argillization of the host limestone and local pods of remobilized carbon.

At Gold Bar South, oxide gold mineralization is stratigraphically hosted in Devonian Horse Canyon siltstone overlying the Devonian Devils Gate Limestone. Mineralization occurs along the crest of a broad fold with higher-grade mineralization focused along the intersection of northwest and northeast faults. The alteration footprint significantly extends to the north and south of the deposit with future drilling planned to expand the current footprint.

Facilities and Infrastructure

Gold Bar mine construction began in November 2017 with key site facilities and infrastructure completed by the end of 2018. Commercial production was declared on May 23, 2019. The Gold Bar mine has well developed infrastructure including on-site power generation and transmission lines, water, natural gas, and related supply utilities as well as buildings which support the operations and administration. The water supply for the Gold Bar mine and processing facilities comes from production wells located approximately two miles southeast from the site and powered by a diesel generator. Ongoing open-pit mining is performed by a third-party mining contractor. Mineralized material from the mine is transported to the crusher and conveyor system with the crushed and agglomerated material transported to the heap leach pad via an overland conveyor.

The mineralized material is stacked onto the heap using a radial stacker and then leached with a diluted cyanide solution to extract the precious metals. The gold is recovered from the pregnant solution in the carbon plant by adsorbing the dissolved gold onto activated carbon followed by desorption, electrowinning, retorting and smelting to recover the gold as a final doré product.

Exploration Activities

We are in the early stages of evaluating the Trinity Ridge (previously known as Unity Ridge) concept, which contemplates the expansion and merger of three existing open pits at the Gold Bar mine into one larger mining area which could increase gold resources and extend mine life. As of the end of 2025, the Company has completed a series of drillholes between and below the open pits with results that intersected oxide gold mineralization, including a strong intercept of 3.6 g/t gold over 48.8 meters.

Exploration Properties

Tonkin property (100% owned)

The Tonkin property represents our second largest holding within the Battle Mountain-Eureka-Cortez trend in Eureka County, Nevada with approximately 45 square miles of claims. The Tonkin property consists of the Tonkin deposit and the previously operating Tonkin mine.

From 1985 through 1989, the Tonkin mine produced approximately 30,000 ounces of gold utilizing an oxide heap leach and a separate ball mill involving bio-oxidation to treat refractory sulfide mineralized material. Due to cost escalation and recovery issues, the operation was shut down. The mine site is currently on care and maintenance, and we are advancing reclamation while evaluating future development opportunities at the Tonkin mine.

As part of its ongoing business and operations, the Company is required to provide bonding for its environmental reclamation obligations. As at December 31, 2025, the Company had surety facilities in place to cover its $4.2 million of bonding obligations on the Tonkin property.

Eureka property (100% owned)

The Eureka property is a group of exploration stage claims acquired on August 19, 2024 through the acquisition of Timberline Resources Corporation. The property is situated in the southern part of the Eureka mining district and consists of the Lookout Mountain gold resource and a pipeline of earlier-stage targets that feature past gold production, historic gold estimates, and/or drill-indicated gold mineralization. The Company is currently advancing towards establishing a mineral resource on the Windfall property.

Drilling at Lookout Mountain focused on infilling areas of the existing deposit to convert Inferred Resources into the Measured and Indicated categories, and obtain samples to commence metallurgical testing to confirm the use of the same heap leach recovery process currently used at the Gold Bar mine. At Windfall, a resource estimate is planned for 2026 with recent results indicating excellent continuity of near-surface oxide gold mineralization along a 1.6-kilometre-long section of the north-south-trending Windfall fault zone. Recent drilling results as of December 8, 2025 include intercepts of 1.0 g/t gold over 89.9 meters at Lookout Mountain and 4.6 g/t gold over 26.7 meters at Windfall.

Other exploration properties

We hold other exploration stage properties throughout Nevada and Colorado which are not considered material at this time. The following table summarizes our properties (other than the Gold Bar Mine Complex properties) in the State of Nevada, United States:

Property name	County	Type of Interest	Acres/Hectares	Conditions	Ownership
Cornerstone	Eureka County	50 unpatented claims	1015/411	Not currently under agreement.	Held by Nevada Pacific Gold LLC
Patty JV	Eureka County	Total of 616 claims 311 claims contributed by McEwen Mining Nevada Inc. 257 claims contributed by NGM 48 leased claims	12644/5117	Joint Venture with Nevada Gold Mines (60% as Manager) Serabi Gold (10%) and McEwen Mining Nevada Inc. (30%)	McEwen Mining Nevada Inc. Nevada Gold Mines Etchegaray, Smith, Damele et al
New Pass	Churchill County	107 unpatented claims	2211/895	Under a 50/50 JV with Bonaventure (Iconic)	Held by McEwen Mining Nevada Inc.
South Midas (Squaw Creek)	Elko County	151 unpatented claims	3096/1253	Under a 50/50 JV with Bonaventure (Iconic)	Held by McEwen Mining Nevada Inc.
Slaven Canyon	Lander County	68 unpatented claims	1382/559	Not currently under agreement.	Held by WKGUS LLC
Keystone and O'Dair	Eureka County	2 patented claims	16/7	Not currently under agreement.	Owned by: 50% Nevada Pacific Gold (US), Inc. 50% Robert C. Withnell and Ralph S.Withnell
Trail (Eureka)	Eureka County	30 unpatented claims	620/251	Not currently under agreement.	Held by Wolfpack Gold (Nevada) Corporation
South Ratto (Eureka)	Eureka County	108 unpatented claims	1850/749	Not currently under agreement.	Held by BH Minerals USA Inc
Hoosac & North Amselco (Eureka)	Eureka County	192 unpatented claims	3100/1255	Not currently under agreement.	Held by BH Minerals USA Inc
Silverado (Eureka)	Eureka County	10 leased unpatented claims	947/383	1% NSR to Silver International	Held by Timberline Resources Corporation Leased claims owned by Silver International
Oswego (Eureka)	Eureka County	111 unpatented claims	1488/602	Not currently under agreement.	Held by BH Minerals USA Inc
New York Canyon (Eureka)	Eureka County	Total of 56 claims 45 unpatented claims 11 patented claims	929/376	Not currently under agreement.	Held by BH Minerals USA Inc and Timberline Resources Corporation
Q Claims (Eureka)	Eureka County	104 unpatented claims	2149/870	Not currently under agreement.	Held by Timberline Resources Corporation
LS Claims (Eureka)	Eureka County	28 unpatented claims	578/234	Not currently under agreement.	Held by Timberline Resources Corporation
Gold Canyon	Eureka County	26 unpatented claims	578/234	Not currently under agreement.	Held by Timberline Resources Corporation
Seven Troughs	Pershing County	Total of 325 claims 261 patented claims 64 unpatented claims	4030/1631	Not currently under agreement.	Held by Timberline Resources Corporation
Paiute	Lander-Humboldt County	65 unpatented claims	1500/607	Not currently under agreement.	Held by Timberline Resources Corporation
Elder Creek	Lander-Humboldt County	573 unpatented claims	11838/4791	Not currently under agreement.	Held by Nevada Pacific Gold LLC
Downeyville	Nye County	5 patented claims	63/25	Not currently under agreement.	Held by Timberline Resources Corporation
Gold Canyon	Eureka County	26 unpatented claims	537/217	Not currently under agreement.	Held by McEwen Mining Nevada Inc.
Elder Creek (BMX & E. Marigold)	Lander-Humboldt County	573 unpatented claims	11838/4791	Not currently under agreement.	Held by Nevada Pacific Gold LLC

SEGMENT: CANADA

The following map depicts the location of our major properties forming the Canada segment of our operations. The properties within the Canada segment are located in the well-established Timmins Gold Mining district in Northern Ontario, Canada. The segment consists of the Black Fox and Stock properties and various exploration and advanced stage properties (the "Fox Complex"), comprising 5,100 hectares of land packages intersecting nine miles of the Destor-Porcupine Fault, which is known as the 'Golden Highway'. The Destor-Porcupine Fault has a total strike length of approximately 124 miles and hosts many of Ontario and Quebec's prolific gold mines.

The Black Fox property includes the Black Fox mine and surrounding properties, including the advanced-stage Grey Fox property and Froome mine, the latter of which declared commercial production during the third quarter of 2021. The Stock property, the site of the former Stock mine, is located approximately 17 miles west of the Black Fox mine. The Stock property includes the Stock mill, where mineralized material from the Froome mine is transported and processed, and the Stock advanced development project. In addition, the Canada segment includes other exploration properties such as Fuller, Davidson-Tisdale, Buffalo Ankerite and Paymaster.

The location of the various properties is shown below:


Ontario, Canada
Area Shown
Pan American Silver Bell Creek
Newmont Hoyle Pond
Stock Property
Agnico Eagle Taylor Mine
Black Fox
Davidson Tisdale
101
Matheson
Timmins
Froome
Grey Fox
Paymaster
Fuller
Discovery Porcupine
Buffalo-Ankerite
McEWEN INC.
NYSE MUX TSX
McEwen Inc. Projects
Major Mines
Destor-Porcupine Deformation Zone
City / Town
Highway / Road
0
20 Miles
N

The following table summarizes the Canada land position of our company as of December 31, 2025:

Canada Mineral Property Interest	Number of PINs [1]	Number of Claims	Square Miles	Square Kilometers
Black Fox Property	38	53	11	28
Stock Property	27	108	10	26
Davidson-Tisdale	11	-	2	5
Fuller	4	1	1	3
Paymaster	15	-	1	3
Buffalo Ankerite	7	-	3	8
Total Canada Properties	**102**	**162**	**28**	**73**

(1) *Parcel Identification Number ("PIN") is a unique number assigned to each automated parcel in the Ontario Land Registry.*

Production Properties

Fox Complex, Canada (100% owned)

For detailed information on the Fox Complex production statistics and financial results, refer to *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview and History

We acquired the properties comprising the Fox Complex in 2017. These properties are located in the well-established Timmins Gold Mining district in Northern Ontario, Canada. Given the proximity to communities in a region with primary industries of mining and forestry, local supplies and services are easily available and deliverable in a timely manner to our operations.

The Black Fox property includes the Froome and Black Fox mines and the Grey Fox deposit. The Black Fox mine initially produced gold from 1997 to 2001, operated by Exall Resources Limited. Re-commissioned by Brigus Gold Corporation ("Brigus"), the mine restarted in early 2009. Primero Mining Corp. ("Primero") acquired Brigus on March 5, 2014, and continued to operate the mine. We acquired the property on October 3, 2017, and continued commercial operations. During 2021, mining transitioned to the Froome mine where we have been operating since.

Our Stock property hosts the Stock mill and is the site of the former Stock mine previously operated until 2005 by St Andrew Goldfields Ltd. Exploration initiated by us in 2018 through 2025 has defined three mineralized zones at the Stock property, the down dip component of the historical Stock Mine, and Stock West, within a 2-mile mineralized trend along the Destor-Porcupine Fault. The Company is currently developing the Stock property as an underground mine, targeting commercial production by 2027.

The Fox Complex contains 132 parcels representing patents and leases and 163 unpatented mining claims totaling 28 square miles in mining rights, as well as 13 square miles in surface rights. All land parcels are located within the Beatty, Hislop, Stock, Bond and German townships in the municipality of Black River-Matheson as well as within the Deloro and Tisdale townships in the City of Timmins.

Location and Access

The Black Fox and Froome mines are located six miles east of Matheson, Ontario, and accessed directly from Highway 101 East. Matheson, in turn, is located approximately 45 miles east of Timmins, which has a commercial airport. Timmins is approximately 342 miles north of Toronto by air. The approximate coordinates of the Black Fox mine are N48°32'2" and W80°20'2".

The Stock mill is located approximately 17 miles from the Black Fox and Froome mines. Mineralized material is trucked to the mill from the Froome and Black Fox mines. The approximate coordinates for the geographic center for the Stock property are N48°33'0" and W80°45'1".

Geology and Mineralization

All of our properties in the Timmins-Matheson region are located within the Archean aged, Abitibi greenstone belt. Gold mineralization at the Black Fox and Froome mines occurs in different geological environments within a complex system of structurally-prepared pathways (conduits) that host economic quantities of gold mineralization as: (1) free gold grains associated with shallow dipping quartz veins (flats) and stockworks within green carbonate and ankerite-altered ultramafic rocks; (2) gold associated with the development and distribution of pyrite, and (3) free gold carried within steeply dipping sigmoidal/sheared quartz veins.

Facilities and Infrastructure

The Black Fox property has well developed infrastructure including electricity, roads, water supply and high-speed internet access. There are seven fully serviced modular buildings supporting various functions of the underground mine, including a maintenance shop, warehouse, compressed air plant, backfill plant and water management facilities. Mineralized material from the Froome mine is transported to, and processed at, the Stock mill, which has a nominal processing capacity of 1,200 tonnes per day.

The primary water supply for the Black Fox property comes from an on-site freshwater well and water produced from dewatering activities. Current water supplies are adequate to sustain current and planned future operations.

The Stock property, the site of our Stock mill, also has well developed infrastructure including electricity, roads, water supply and high-speed internet access. Two buildings support security and administration of the mill. There is an assay lab and several other buildings to support operations and milling, including a hoist house, warehouse, and maintenance shop, mine dry building, crusher and conveyor systems and the mill building itself. The site also houses various support structures including storage and generator buildings.

Underground Mine Development

Froome mine, Canada (100% Owned)

The Froome mine, which is part of the overall Fox Complex, is accessed from two declines from the bottom of the Black Fox pit and is situated approximately one-half mile west of the Black Fox mine. The mineralized material from Froome is hauled approximately 20 miles to the Stock mill, where it is processed.

Development of the underground access to the Froome mine was completed during 2021 and commercial production was achieved in Q3 2021. While current production is sourced from the Froome mine, we expect to transition activities to the higher grade Stock mine towards the end of 2026.

Advanced-Stage Properties

Stock, Canada (100% owned)

The Stock project is located approximately one mile west of the historic Stock mine shaft and 0.6 miles southwest of the Stock mill. The Stock property is easily accessible via an access road from Highway 101 located approximately one mile to the south. The approximate coordinates for the geographic center for the Stock property are N48°33'0" and W80°45'1".

The Stock property is the site of the former Stock mine, which produced 137,000 ounces of gold from an underground operation between 1989 and 2005.

Exploration activities (primarily diamond drilling and geophysical surveys) were initiated at the Stock property in early 2018 and continued at a steady pace throughout 2019. These efforts led to the discovery of additional mineralized material at the East zone, and a new source of potentially economic bulk mineralization at the West zone. From 2021 to 2023, a diamond drill program totaling 197 holes and 224,770 feet was executed at Stock and close to the former producing Stock Mine generally within two plunge vectors. In addition, 11,870 feet of drilling from 16 drillholes were completed at the East zone (located approximately 2,600 feet east of the historic Stock Mine).

Development activities at the Stock project advanced in line with the Company's 2025 mine development plan. In Q4/25, we invested $10.9 million to advance development at the Stock project (full year 2025 - $29.5 million). Site construction progressed across critical infrastructure, including access roads, building foundations, and essential service areas, as well as surface facilities, including the mine dry, office complex, and maintenance buildings. Rehabilitation of historical infrastructure continued, with steady progress on shaft access and safety improvements. Ramp development advanced at an average rate of 20.0 feet (6.2 meters) per day during Q4/25, supporting key project milestones. Overall, project execution during full year 2025 remained consistent with schedule and budget expectations, reinforcing the Company's target for commencement of commercial production in 2027.

Grey Fox, Canada (100% owned)

The Grey Fox project is located 2.2 miles southeast of Black Fox mine and adjacent to Agnico Eagle's formerly producing Hislop mine. Access is either by paved or well maintained, two-way, dirt roads. The approximate coordinates of Grey Fox are N48°30'20.0" and W80°18'20.0".

An internal feasibility-level study completed on the Grey Fox project in early 2015 by Primero Mining recommended further development of the deposit. Further advanced project work continued until 2016, when Primero ceased all non-essential expenditures.

In 2021, McEwen undertook a substantial surface exploration program of 185 holes and nearly 255,000 feet of core drilling that focused on the Stock and Grey Fox properties supporting a S-K 1300 Initial Assessment Technical Report. A mineral resource update was completed for Grey Fox as of December 31, 2025. The mineral resource update increased the contained indicated gold by 23% to 1,892,000 ounces and due mainly to successful conversion of inferred to indicated, the inferred resource decreased by 5% to 436,000 ounces. The expansion of mineral resources at Grey Fox are attributable to exploration activities conducted during the year and a change in the gold price used in calculations. Exploration at Grey Fox in 2025 included 201,319 feet (61,362 meters) of diamond drilling, primarily focused on the Gibson Zone, where favorable grades and widths were identified. Other priority drill targets included the Stroud property, which is contiguous with Grey Fox, to verify a historical resource. Objectives for 2025 were centered on delineating near-term resources at Grey Fox in support of its prefeasibility study and identifying additional targets to support future resource growth.

Other Exploration Properties

Other exploration properties acquired in connection with our acquisition of Lexam VG Gold Inc. in 2017 include Davidson-Tisdale, Fuller, Paymaster and Buffalo Ankerite which are not considered material at this time. No exploration work was performed at these properties in 2025.

The following table summarizes our properties (other than Black Fox, Grey Fox and Froome mines and the Stock Project) in the Province of Ontario, Canada:

Property name	Municipality	Type of Interest	Acres/Hectares	Conditions	Ownership
Buffalo Ankerite	Timmins	7 Patented claims	1364/552	Exploration	Held by McEwen Inc. via Lexam VG Gold Inc.
Paymaster	Timmins	15 Patented claims	432/175	Exploration	60% JV interest with Newmont (40%)
Black Fox North	Black River-Matheson	50 Unpatented claims	1608/651	Exploration	100% McEwen Inc.

SEGMENT: MEXICO

The following map depicts the location of our property forming the Mexico segment, of which El Gallo is described in the sections below:


Sinaloa, Mexico
Area Shown
McEwen Inc.
NYSE MUX TSX
McEwen Inc. Projects
Major Mines
City / Town
Highway / Road
Ciudad Obregon
Cobre Del Mayo Piedras Verdes Mine
El Gallo
Guamuchil
Culiacan
First Majestic San Dimas Mine
Durango
La Paz
Mazatlan
0
100 Miles
N

The following table summarizes the Company's land position in Mexico as of December 31, 2025:

Mexico Mineral Property Interest	Claims	Square Miles	Square Kilometers
El Gallo	8	32	84
Other Mexico properties	36	173	449
Total Mexico Properties	**44**	**205**	**533**

Mexico Properties

El Gallo, Mexico (100% owned)

Overview and History

We own 100% of El Gallo, consisting of the El Gallo mine, originally known as the Magistral mine, in addition to the El Gallo Silver deposit. The El Gallo mine was an open pit gold mine and heap leach operation that we operated from September 2012 to June 2018, when we ceased active mining. Residual leaching production and ongoing closure and reclamation activities continued through 2025.

El Gallo consists of 8 square miles of concessions. Concession titles are granted under Mexican mining law. Mining concessions are subject to annual work requirements and payment of annual surface taxes that are assessed and levied on a semi-annual basis in accordance with Mexican law. An annual lease agreement for surface access to El Gallo is currently in place.

Two areas of interest located within these concessions form the basis for the mineral resource estimate included in a feasibility study published on February 16, 2021 previously referred to as the Fenix Project. The Fenix Project envisions a two-phase development process: Phase 1 involves the reprocessing of material from the leach pad at the existing El Gallo mine, referred to as HLM. Phase 2 encompasses the processing of open-pit silver mineralization from the nearby El Gallo Silver deposit, utilizing our existing processing plant.

The processing plant is expected to employ proven and conventional mineral processing and precious metal recovery technologies. Phase 1 is projected to have a processing rate of 3,400 tonnes per day.

Tailings generated during operations will be stored in the depleted open-pit Samaniego pit at El Gallo. This approach provides increased safety by avoiding the construction of embankment structures, focusing solely on the geochemical stability of the pit, rather than its physical stability.

On December 16, 2025, the Company announced the extension of its Environmental Impact Assessment (Manifestación de Impacto Ambiental) for El Gallo, which was a crucial step in allowing the Company to begin mill construction. Processing of the HLM is expected to continue for 10 years, producing approximately 20,000 GEOs annually once commercial production is achieved. Remaining capital costs to complete construction are estimated at $25 million. Since the material that will be processed has been previously leached, there will be no significant development or exploration costs anticipated.

Location and Access

El Gallo and the surrounding properties are in northwestern Mexico in the western foothills of the Sierra Madre Occidental mountain range, within the State of Sinaloa in the Mocorito Municipality, approximately 60 miles by air northwest of Culiacan, the capital city of Sinaloa State. Access is by paved and well maintained, two-way dirt roads. The concession area is located approximately 20 miles by road from the village of Mocorito, approximately 30 miles from the town of Guamúchil. The approximate coordinates for the center of the district are longitude W107°51' and latitude N25°38'.

Facilities and Infrastructure

El Gallo has well-developed infrastructure including electricity, roads, water supply and high-speed internet access. There is a truck shop, a warehouse, a fuel depot, core logging facilities, an explosives magazine, heap leach pads, process ponds, an assay laboratory, a three-stage crushing plant, an adsorption-desorption-recovery ("ADR") process plant with a sulfidation-acidification recovery ("SAR") circuit added in the first quarter of 2018 and an administrative office. The laboratory is equipped to process all assay samples from the mine, core, chips and soil. The metallurgical lab can determine cyanide leaching amenability and gold and silver recoveries of mineralized material amenable to cyanide leaching.

We purchased a secondhand gold processing plant and associated equipment in September 2022. As of the end of 2025, most of the equipment necessary for the plant has been mobilized to our project site to undergo a comprehensive refurbishment program. This will allow us to maximize the utilization of each acquired equipment, with the mills being the first to be mobilized and refurbished, now ready for installation.

The following table summarizes our properties (other than El Gallo) in Mexico:

Property name	Municipality	Type of Interest	Acres/Hectares	Conditions	Ownership
El Gallo Silver (partial)	Mocorito, Sinaloa Mexico	1 patented claim	2923/1183	None	100% McEwen Inc.
El Encuentro (partial)	Mocorito, Sinaloa Mexico	2 patented claims	1040/421	Payment of royalties as of January 31, 2022	Held by McEwen Inc. via purchase option with Almaden de Mexico - Minera Gavilan SA de CV
Palmarito	Mocorito, Sinaloa Mexico	1 patented claim	282/114	Payment of royalties for the period from July 14, 2016 to July 14, 2026	Held by McEwen Inc. via purchase option with Consorcio Minero Latinoamericano SA de CV
Palmarito	Mocorito, Sinaloa Mexico	2 patented claims	1774/718	None	Held by McEwen Inc. via purchase option with Atonilco Construcciones SA de CV
San Dimas	Mocorito, Sinaloa Mexico	1 patented claim	259/105	None	Held by McEwen Inc. via purchase option with Arturo Molina
Mina Grande (partial)	Sinaloa de Leyva, Sinaloa Mexico	1 patented claim	151/61	None	Held by McEwen Inc. via purchase option with Arturo Molina
Twin Domes	Mocorito, Sinaloa Mexico	1 patented claim	49/20	None	100% McEwen Inc.
Haciendita (partial)	Sinaloa de Leyva, Sinaloa Mexico	1 patented claim	358/145	None	100% McEwen Inc.

SEGMENT: MCEWEN COPPER

Our McEwen Copper segment contains the Los Azules copper project in the province of San Juan, Argentina as well as the Elder Creek exploration property in the state of Nevada, United States.

The following map depicts the location of the Los Azules project. Los Azules is located in the Andean Copper Belt in Northern Argentina, which hosts many of the world's largest copper deposits.



San Juan, Argentina
Area Shown
McEwen Copper
McEwen Copper
Major Mines & Projects
City / Town
Los Azules Project
Calingasta
Sibanye-Stillwater Altar Project
Barreal
Glencore El Pachòn Project
Antofagasta Los Pelambres Mine
San Juan
Mendoza
Chile
Argentina
0
50 Miles
N

The following table summarizes the primary land positions related to the McEwen Copper segment as of December 31, 2025:

McEwen Copper Mineral Property Interest	Number of Claims	Square Miles	Square Kilometers
Los Azules	22	124	320
Total McEwen Copper Properties	**22**	**124**	**320**

Los Azules Copper Project, Argentina (46.3% owned)

Overview and History

The Los Azules copper project is an advanced stage porphyry copper exploration project located in the cordilleran region in the province of San Juan, Argentina near the border with Chile. In 1994, Minera Andes Inc. ("Minera Andes") acquired lands in the southern portion of the Los Azules area. Over the years, additional exploration was performed by Minera Andes and other companies who owned adjacent properties around Los Azules. McEwen Inc. acquired Minera Andes in January 2012. The Los Azules project is held directly by Andes Corporacion Minera S.A., a wholly owned subsidiary of McEwen Copper. The Company currently holds 46.3% of McEwen Copper indirectly through Minera Andes.

Location and Access

The project is located at approximately S31º05'25" and W70º13'30" and abuts the border of Chile and Argentina and is currently accessible via a 120 km gravel road known as the Exploration Road. The elevation at the site ranges between 11,500 feet to 14,750 feet above sea level ("ASL"). A second access road, known as the South Road (max. 11,155 feet ASL) was reconditioned in early 2022, has only one high mountain pass, and was successfully used to extend our drilling season beginning in 2022. We share part of the South Road with other mining projects, including El Pachón (Glencore) and Altar (Sibanye-Stillwater and Aldebaran Resources).

Throughout the 2022-2023 exploration season, notable enhancements were implemented on the existing Exploration Road. These upgrades comprised strategic improvements, notably the integration of five water crossings, with the objective of facilitating smoother vehicular passage and enhancing safety measures. The incorporation of culverts in these river crossings serves a dual function: protecting water bodies from potential sediment in the stream caused by increased vehicular movement and ensuring the safety of travelers and cargo.

Geology and Mineralization

Los Azules is a porphyry copper deposit located in the western province of San Juan in west-central Argentina. This region is characterized by a series of north-south elongated mountain ranges that rise in altitude from east to west to form the rugged Andean Cordillera along the border between Argentina and Chile. Geology at Los Azules comprises Mesozoic volcanic rocks intruded by a Miocene diorite stock, itself intruded by a sub-parallel suite of diorite-dacite porphyry dikes along a major NNW-striking structural zone. Porphyry copper style mineralization and hydrothermal alteration are spatially, temporally, and genetically related to the dikes.

In many respects, the Los Azules deposit is a classic Andean-style porphyry copper deposit. Surface cover consisting of scree and valley fill sits above a barren leached zone that overlies a zone of secondary or supergene enrichment of variable copper grades and thickness. Primary or hypogene mineralization extends to at least 1,000 meters below the present surface. Circulation of meteoric ground water near surface leached primary sulfides (mainly pyrite and chalcopyrite) from the host rocks over the past several million years and the leached copper was redeposited below the water table in a sub-horizontal zone of supergene enrichment as secondary chalcocite and covellite. Hypogene bornite appears at deeper levels together with chalcopyrite. Gold, silver, and molybdenum are present in trace amounts, but copper is by far the most important economic constituent of the Los Azules deposit.

Current Activities

During Q3/25, McEwen Copper achieved a key milestone by completing its Feasibility Study and associated reserve estimate for the project. The study highlights the project's potential as an environmentally conscious, high-purity, low-cost copper operation. Using a copper price of $4.35 per pound, the Feasibility Study indicates an after-tax net present value of $2.9 billion at a discount rate of 8%, and an internal rate of return of 19.8%.

The feasibility study confirms Los Azules to be a long-life, low-cost producer of high purity copper cathode with strong economic returns. Further, this project allows Los Azules to advance toward construction readiness within a sustainable framework.

McEwen Copper continues to perform environmental baseline monitoring work. During 2023, an Environmental Impact Assessment ("EIA") was completed, which included the geological mapping of the area. The EIA was approved in December of 2024.

Elder Creek property

The Elder Creek property spans approximately 9,600 acres, located along the boundary between T32 - 33N, R43 - 44 E in the Battle Mountain mining district of northern Nevada. The Company does not consider the Elder Creek property material at this time.

Other exploration properties

McEwen Inc. holds other exploration stage properties throughout Argentina which are not considered material at this time. The following table summarizes our properties in Argentina:

Property name	Municipality	Type of Interest	Acres/Hectares	Conditions	Ownership
Cateo Rio Ansilta	Calingasta-San Juan	Not applicable	6439/2606	None	100% Minandes S.A.
Lagañoso 1	Calingasta-San Juan	21 unpatented claims	5189/2100	None	100% Minandes S.A.
Lagañoso 2	Calingasta-San Juan	28 unpatented claims	6918/2800	None	100% Minandes S.A.
Nevada	Calingasta-San Juan	35 unpatented claims	12305/4979	None	100% Minandes S.A.
Nevada 2	Calingasta-San Juan	22 unpatented claims	5436/2200	None	100% Minandes S.A.
Chiflones 1	Calingasta-San Juan	6 unpatented claims	1482/600	None	100% Minandes S.A.
Chiflones 2	Calingasta-San Juan	6 unpatented claims	1482/600	None	100% Minandes S.A.
Diego 1	Calingasta-San Juan	33 unpatented claims	8107/3280	None	100% Minandes S.A.
Diego 2	Calingasta-San Juan	30 unpatented claims	7358/2977	None	100% Minandes S.A.
Julia 4	Calingasta-San Juan	10 unpatented claims	2471/1000	None	100% Minandes S.A.
Julia 1	Calingasta-San Juan	10 unpatented claims	2471/1000	None	100% Minandes S.A.
Julia 2	Calingasta-San Juan	10 unpatented claims	2471/1000	None	100% Minandes S.A.
Julia 3	Calingasta-San Juan	10 unpatented claims	2471/1000	None	100% Minandes S.A.
Julia 5	Calingasta-San Juan	10 unpatented claims	2471/1000	None	100% Minandes S.A.
Ines 1	Calingasta-San Juan	35 unpatented claims	12324/4987	None	100% Minandes S.A.
Vero	Calingasta-San Juan	2 unpatented claims	409/165	None	100% Minandes S.A.

SEGMENT: MINERA SANTA CRUZ ("MSC"), ARGENTINA

The following map depicts the location of the San José mine land package in the northwest corner of the Deseado Massif region, which forms the Minera Santa Cruz segment. The land package surrounds Newmont's Cerro Negro property and the San José mine is located approximately 12 miles north of the Cerro Negro mine.



Santa Cruz, Argentina
Buenos Aires
Area Shown
MCEWEN MINING
NYSE MUX TSX
MSC Mining Project
MSC Mining Property
Newmont Property
Major Mines
City / Town
Highway / Road
El Pluma
San José Mine
Perito Moreno
Newmont Cerro Negro Mine
Estancia La Criolla
0
25 Miles
N

Production Properties

San José mine, Argentina (49% owned)

For detailed information on the San José mine production statistics and financial results, refer to *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview and History

The San José mine is an underground gold and silver mining operation located in Santa Cruz, Argentina. We acquired our interest in the San José mine in connection with our acquisition of Minera Andes in January 2012. The property is owned and operated under an option and joint venture agreement ("OJVA") between Minera Andes (49%) and Hochschild (51%) in the name of MSC. The property was acquired by Minera Andes in 1997, followed by an extensive exploration program from 1997 to 2001, leading to the discovery of the Huevos Verdes and Saavedra West Zones. A feasibility study was completed in October 2005 under the direction of MSC and, following construction, commercial production was declared on January 1, 2008.

The mine is part of a larger property which covers a total area of approximately 1,004 sq. miles and consists of 141 mining concessions.

MSC has purchased the land and the corresponding occupation rights necessary to conduct its operations.

Location and Access

The San José property is in the province of Santa Cruz, Argentina, lying approximately between latitude S46°41' and S46°47' and longitude W70°17' and W70°00'. The mine is 1,087 miles south-southwest of the city of Buenos Aires and 217 miles southwest of the Atlantic port city of Comodoro Rivadavia. The principal access route to the San José property is a paved highway from Comodoro Rivadavia followed by a 20-mile two-lane dirt road to the mine. Comodoro Rivadavia has regularly scheduled air services to Buenos Aires. The nearest town is Perito Moreno, which is approximately 19 miles west of the San José property.

Geology and Mineralization

The San José property is in the Deseado Massif, which consists of Paleozoic metamorphic basement rocks unconformably overlain by Middle to Upper Jurassic bimodal andesitic and rhyolitic volcanics and volcaniclastics. Cretaceous sediments and Tertiary to Quaternary basalts overlie the Jurassic volcanics. The Jurassic Bajo Pobre Formation is the main host of gold and silver vein mineralization at the mine. The formation is comprised of a lower andesite volcaniclastic unit and an upper andesite lava flow and has a maximum thickness of 394 ft. Mineralization in the San José area occurs as low sulfidation epithermal quartz veins, breccias and stockwork systems accompanying normal sinistral faults.

Facilities and Infrastructure

Infrastructure at the property consists of camp facilities that can accommodate up to approximately 1,100 personnel, a medical clinic, a security building, a maintenance shop, a laboratory, processing facilities, a mine and process facility warehouse, a surface tailings impoundment, support buildings and mine portals, a change house, a core warehouse, an administration building and offices. The laboratory is equipped to process all assays (core, chips and soil). MSC has installed a satellite-based telephone/data/internet communication system.

Electricity is provided by an 81-mile 132 kV electric transmission line, which connects the San José mine processing facility to the national power grid.

The San José mine is a ramp access underground mining operation.

ITEM 3. LEGAL PROCEEDINGS

We are not currently subject to any material legal proceedings. To the best of our knowledge, no such proceeding is threatened, the results of which would have a material impact on our properties, results of operations, or financial condition. Nor, to the best of our knowledge, are any of our officers or directors involved in any legal proceedings in which we are an adverse party.

ITEM 4. MINE SAFETY DISCLOSURES

At McEwen Inc., safety is a core value, and we strive for superior performance. Our health and safety management system, which includes detailed standards and procedures for safe operations, addresses topics such as employee training, risk management, workplace inspection, emergency response, accident investigation and program auditing. Based on strong leadership and involvement from all levels of the organization, these programs and procedures form the cornerstone of safety at McEwen Inc., ensuring that employees are provided a safe and healthy environment and are intended to reduce workplace accidents, incidents and losses, comply with all mining-related regulations and provide support for both regulators and the industry to improve mine safety.

The operation of our Gold Bar Mine Complex are subject to regulation by the Federal Mine Safety and Health Administration ("MSHA") under the Federal Mine Safety and Health Act of 1977 (the "Mine Act"). MSHA inspects our projects and mine on a regular basis and may issue citations and orders when it believes a violation has occurred under the Mine Act. While we assign most of the mining operations at the Gold Bar mine to an independent contractor, we may be considered an "operator" for purposes of the Mine Act and may be issued notices or citations if MSHA believes that we are responsible for violations.

We are required to report certain mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K, and that required information is included in Exhibit 95 filed with this report.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

On January 24, 2012, our common stock commenced trading on the NYSE and TSX under the symbol "MUX", subsequent to the completion of the acquisition of Minera Andes. As of March 16, 2026, there were 59,452,799 shares of our common stock outstanding, which were held by approximately 3,000 stockholders of record.

Transfer Agent

Computershare Trust Company, N.A. is the transfer agent for our common stock. The principal office of Computershare is 150 King Street West, Toronto, Ontario, Canada, M5H 1J9. The transfer agent in Canada is Computershare Trust Company of Canada at 100 University Ave., 8th Floor, Toronto ON, M5J 2Y1 and its telephone number is 1-800-564-6253.

Dividends

We have not paid any cash dividends on our Common Stock since 2020 and currently do not expect to pay dividends on our Common Stock for the foreseeable future. The payment of future cash dividends, if any, will be reviewed periodically by the Board of Directors and will depend upon, among other things, our financial condition, funds from operations, the level of our capital and development expenditures, any restrictions imposed by present or future debt or equity instruments, and changes in federal tax policies, if any.

Performance Graph



Comparison of 5 Year Cumulative Total Return
(Assumes $100 initial investment on December 31, 2019)
$200
$150
$100
$50
$0
12/31/2020
12/31/2021
12/31/2022
12/31/2023
12/31/2024
12/31/2025
McEwen Inc. (MUX)
NYSE Arca Gold Bugs Index
NYSE Composite Index

The above graph compares our cumulative total shareholder return for the five years ended December 31, 2025, with (I) the NYSE Arca Gold Bugs Index, which is an index of companies involved in the gold industry and (ii) the NYSE Composite Index, which is a performance indicator of the overall stock market. The graph assumes a $100 investment on December 31, 2020, in our common stock and the two other stock market indices, and assumes the reinvestment of dividends, if any.

	December 31,					
	2020	2021	2022	2023	2024	2025
McEwen Inc. (MUX)	$ 100	$ 90	$ 59	$ 73	$ 79	$ 188
NYSE Arca Gold Bugs Index	100	86	77	81	92	234
NYSE Composite Index	100	118	105	116	131	151

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

This section of this Annual Report on Form 10-K generally discusses fiscal 2025 and 2024 items including our results of operations and financial condition, and year-to-year comparisons between 2025 and 2024 with a particular emphasis on 2025. In each case, we discuss factors that we believe have affected our operating results and financial condition and may do so in the future. For a discussion of our financial condition and results of operations for 2024 compared to 2023, please refer to *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 14, 2025.

Regarding properties and projects that are not in production, we provide some details of our plan of operation. This section provides information up to the date of filing this report.

This discussion contains financial performance measures that are not prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP" or "GAAP"). Each of the following is a non-GAAP measure: cash costs, cash cost per ounce, all-in sustaining costs ("AISC"), all-in sustaining cost per ounce, adjusted earnings before interest, depreciation and amortization ("Adjusted EBITDA"), adjusted EBITDA per share and average realized price per ounce. These non-GAAP measures are used by management in running the business and we believe they provide useful information that can be used by investors to evaluate our performance and our ability to generate cash flows. These measures do not have standardized definitions and should not be relied upon in isolation or as a substitute for measures prepared in accordance with GAAP. For a reconciliation of these non-GAAP measures to the amounts included in our Consolidated Statements of Operations for the years ended December 31, 2025, and 2024 and to our Balance Sheets as of December 31, 2025, and 2024, and certain limitations inherent in such measures, please see the discussion under "Non-GAAP Financial Performance Measures", beginning on page 77.

This discussion also includes references to advanced-stage properties, which are defined as properties for which advanced studies and reports have been completed indicating the presence of mineralized material or proven or probable reserves, or that have obtained or are in the process of obtaining the required permitting. Our designation of certain properties as "advanced-stage properties" should not suggest that we have or will have proven or probable reserves at those properties as defined by S-K 1300. This section provides information up to the date of the filing of this report.

The information in this section should be read in conjunction with our consolidated financial statements and the notes thereto included in this Annual Report on Form 10-K.

Throughout this Management's Discussion and Analysis ("MDA"), the reporting periods for the three months ended on December 31, 2025, and December 31, 2024, are abbreviated as Q4/25 and Q4/24 and the reporting for the years ended December 31, 2025, and 2024 are abbreviated as the full year 2025 and the full year 2024 respectively. All quarterly financial and other interim results are unaudited.

In addition, in this report, gold equivalent ounces ("GEO") includes gold and silver ounces calculated based on a silver to gold ratio of 90:1 for Q1/25, 99:1 for Q2/25, 88:1 for Q3/25, and 76:1 for Q4/25. Beginning in Q2/19, we adopted a variable silver to gold ratio for reporting that approximates the average price during each fiscal quarter.

Index to Management's Discussion and Analysis:

2025 AND Q4/25 OPERATING AND FINANCIAL HIGHLIGHTS

Highlights for the year and quarter ended December 31, 2025, are summarized below and discussed further under "Consolidated Performance":

Corporate Developments

- On January 31, 2025, the Company amended its Third Amended and Restated Credit Agreement, extending the maturity date from August 31, 2026 to August 31, 2028, and extended the commencement date for monthly repayments of principal from January 31, 2025 to January 31, 2027. As consideration for such amendment, the Company issued 53,160 common shares. On February 21, 2025, the Company repaid $20.0 million of principal under this credit agreement.

- On February 11, 2025, the Company closed the offering of 5.25% Convertible Senior Notes due 2030 (the "Offering"), for an aggregate principal amount of $110.0 million. The net proceeds from the Offering were approximately $90.7 million after deducting offering related costs of $4.2 million and the purchase of a related capped call of $15.1 million. The capped call option was included to mitigate potential share dilution by effectively raising the conversion price from $11.25 to $17.30, representing a 100% premium over our closing share price on the day prior to the financing announcement.

- On March 26, 2025, Minera Santa Cruz S.A. paid a dividend of ARS $4.9 billion ($4.6 million) on a 100% basis, or ARS $2.4 billion ($2.2 million) attributable and paid to McEwen Inc., representing the first significant dividend received since 2021.

- On October 7, 2025, McEwen Copper announced the results of its Feasibility Study ("FS") for the Los Azules copper project in San Juan, Argentina, with an effective date of September 3, 2025, following the approval of Los Azules to participate in Argentina's Large Investment Incentive Regime. The FS supports the development of an open-pit mine producing an average of approximately 451 million pounds of copper cathode per year over a 21-year mine life, with an after-tax NPV8% of $2.9 billion and an internal rate of return of 19.8% based on a copper price assumption of $4.35 per pound. The project is expected to have an estimated payback period of 3.9 years.

- On December 9, 2025, the Company completed the acquisition of 27.3% of Paragon Advanced Labs Inc. ("Paragon"), through the acquisition of 8,742,880 common shares of Paragon in exchange for 709,992 common shares of the Company, with a fair value of $13.7 million, based on the Company's closing share price of $19.35 per share on December 9, 2025. As of December 31, 2025, the market value of our investments in Paragon was $17.9 million.

- On December 19, 2025, the Company issued 215,000 flow-through common shares at approximately $23.80 per share for gross proceeds of $5.1 million. The proceeds will be used for exploration of the Grey Fox properties. The Company expects to fulfill obligations associated with this tranche of flow-through shares by the end of 2026.

Subsequent Events

- On January 5, 2026, the Company successfully completed its acquisition of all of the issued and outstanding shares of Canadian Gold. The Company issued 3,208,481 shares and 1,529,508 subscription receipts on closing, based on an exchange ratio of 0.0225:1. As a result, the Company acquired a 100% interest in the previously operational Tartan Lake property in Manitoba, Canada.

- On January 22, 2026, the Company issued 350,000 flow-through common shares at approximately $20.90 per share for gross proceeds of $7.3 million. Subsequently, on January 28, 2026, the Company issued an additional 377,000 flow-through common shares at approximately $21.25 per share for gross proceeds of $8.0 million. Proceeds will be used for development of the Stock project. The Company expects to fulfill obligations associated with these tranches of flow-through shares by the end of 2026.

- On February 5, 2026, MSC paid a dividend of ARS $26.0 billion ($18.0 million) on a 100% basis, or ARS $12.7 billion ($8.8 million) attributable and paid to McEwen Inc.

- On February 6, 2026, McEwen Copper entered into a loan agreement for an amount of up to $240.0 million which may be advanced in one or more tranches upon mutual agreement between McEwen Copper as the borrower, the Company as the agent, and a syndicate of lenders. Approximately $28.5 million of additional funding has been secured under this loan agreement to date, including $13.6 million from the Company. As part of the loan agreement, the Company also received 203,280 transferable warrants to purchase shares of McEwen Copper at $40 per share. The proceeds of the loans are to be used for general corporate purposes, working capital, costs associated with a going public transaction, and to advance the Los Azules Project toward a Final Investment Decision. Annual interest on the loan is 12%.

Operational Highlights

- ***Achieved revised annual consolidated GEO production guidance, producing 115,687 GEOs*** compared with 135,884 GEOs produced in full year 2024.

- ***Similarly, we sold 113,732 GEOs on a consolidated basis during 2025,*** including 55,180 attributable GEOs from the San José mine[1]. Our GEO sales in full year 2024 totaled 135,411 GEOs, including 60,501 GEOs from the San José mine[1].

- ***At the Fox Complex, we invested $29.5 million in advancing the development of the Stock project.*** During 2025, ramp development at Stock advanced at an average 20 feet (6.2 meters) per day, keeping the project on track for commercial production in 2027. Production in 2025 was impacted mainly by weather related closures in the latter part of Q4/25 impacting our processing activities, resulting in 5,853 GEOs produced in Q4/25 and 23,187 GEOs for full year 2025, 7% below our revised annual production guidance.

- ***At the Gold Bar Mine Complex, we met our revised gold production guidance.*** We produced 33,227 GEOs in full year 2025, and 44,581 for full year 2024. Lower production was primarily due to the transition from the higher-grade Gold Bar South deposit to the lower-grade Pick III deposit. Production was further impacted by lower-than-expected ounces resulting from discrepancies between the geological model and mined zones. In Q3/25, the Company reinterpreted historic drill data and conducted targeted drilling, which identified geological faults and improved the mine planning process. As a result, production recovered in Q4/25, totaling 8,943 GEOs compared to 6,927 in Q4/24, representing a 29% increase year over year.

- ***At the San José Mine, Q4/25 production of 37,739 GEOs decreased by 2% compared to 38,389 GEOs during Q4/24.*** MSC's 2025 annual production was 3% lower than prior year primarily due to lower gold and silver head grades and offset by higher silver prices in Q4/25. MSC produced 58,180 attributable GEOs in full year 2025, reaching 2025 production guidance.

- ***We continue to meet safety expectations at our 100% owned operations.*** During 2025, we did not have any lost-time incidents at the Fox Complex, the Gold Bar Mine Complex, or El Gallo.

Financial Highlights

- Revenue of $197.6 million was reported for full year 2025 from the sale of 58,552 GEOs from our 100% owned operations at an average realized price[2] of $3,532 per GEO. This compares to revenue of $174.5 million from the sale of 74,911 GEOs at an average realized price[2] of $2,390 per GEO during full year 2024.

- We reported a gross profit of $47.6 million for full year 2025, compared to a gross profit of $30.9 million for full year 2024. The increase was primarily driven by higher revenue from a 48% increase in the average realized gold price.

- Net income for full year 2025 was $34.4 million, or $0.64 per share, compared to net loss of $43.7 million, or $0.86 per share for full year 2024. Our net income for full year 2025 was driven primarily by the $16.6 million increase in gross profit, a $32.1 million increase in income from our investments in MSC and a $24.4 million increase in income tax recovery.

- Adjusted EBITDA[2] for full year 2025 was $66.2 million, or $1.22 per share, compared to full year 2024 adjusted EBITDA of $29.2 million, or $0.57 per share. Adjusted EBITDA includes the impact of McEwen Copper's results and reflects the earnings of our operating properties, including the San José mine[1].

- **Fox Complex unit costs:** Cash costs[2] and AISC[2] per GEO sold for the Fox Complex for full year 2025 were $2,238 and $2,506, respectively, compared to revised full year 2025 guidance of $2,000 to $2,100 and $2,300 to $2,400, respectively. For full year 2024, cash costs and AISC per GEO sold for the Fox Complex were $1,642 and $1,980, respectively.

- **Gold Bar unit costs:** Cash costs[2] and AISC[2] per GEO sold for the Gold Bar Mine Complex for full year 2025 were $2,014 and $2,401, respectively, compared to revised full year 2025 guidance of $2,050 to $2,150 and $2,400 to $2,500, respectively. For full year 2024, cash costs and AISC per GEO sold for the Gold Bar Mine Complex were $1,425 and $1,677, respectively.

- **San José unit costs:** Cash costs[2] and AISC[2] per GEO sold for MSC for full year 2025 were $2,206 and $2,636, respectively, compared to full year revised 2025 guidance of $1,900 to $2,050 and $2,200 to $2,350 respectively. For full year 2024, cash costs and AISC per GEO sold for MSC were $1,742 and $2,139, respectively.

Exploration and Mineral Resources and Reserves

- During 2025, McEwen Copper invested $39.9 million to complete the Feasibility Study for the Los Azules copper project, the results of which were published on October 7, 2025. The study marked a key technical milestone, establishing proven and probable copper reserves of 10.2 billion pounds. The project design emphasizes environmental sustainability, incorporating renewable energy sources and milling methods that reduce water usage.

- We completed 28,000 feet (8,550 meters) of drilling at our Grey Fox deposit during Q4/25 to support the development of resource estimates. The 2025 year-end resource estimate will form the basis of ongoing technical studies for a pre-feasibility report, scheduled for publication in H1/26. Preliminary technical evaluations, including trade-off analyses and mine design studies, indicate that Grey Fox is a robust and economically resilient asset with an anticipated mine life capable of supporting the growth of the Fox Complex.

- We incurred $12.0 million in exploration expenses at the Gold Bar Mine Complex in full year 2025. These expenditures were primarily designed to explore the resource potential of Windfall and Lookout Mountain in addition to Gold Bar South targets identified earlier in the year, and advancing ongoing drilling at Trinity Ridge (previously known as Unity Ridge) to extend mineralization. At Windfall, exploration activities revealed multiple high-grade intercepts, including the discovery of a high-grade zone in the footwall. Notable results include 5.5 g/t over 44.2 meters, including 48.38 g/t over 4.6 meters at the Windfall Project. Resource modelling is in progress for Lookout Mountain and Windfall. Additionally, outside the Gold Bar Mine Complex, a drilling program of 7,365 ft in 10 holes was completed at Seven Troughs in Nevada during Q4, and the results are being evaluated.

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(1) *At our 49% attributable interest.*
(2) *As used here and elsewhere in this report, this is a Non-GAAP financial performance measure. See "Non-GAAP Financial Performance Measures" beginning on page 77.*

SELECTED CONSOLIDATED FINANCIAL AND OPERATING RESULTS

The following tables present selected financial and operating results of the company for the three months ended December 31, 2024, and 2025 and for the years ended December 31, 2023, 2024, and 2025.

		Three months ended December 31,			Year ended December 31,				
		2025		2024		2025	2024		2023
					(in thousands, except per share)				
Revenue from gold and silver sales [1]	$	64,623	$	33,523	$	197,553	$ 174,477	$	166,231
Production costs applicable to sales [1]	$	(40,189)	$	(26,455)	$	(122,760)	$ (113,313)	$	(119,230)
Gross profit [1]	$	17,397	$	363	$	47,564	$ 30,935	$	17,780
Net income (loss)	$	38,126	$	(8,232)	$	34,434	$ (43,691)	$	55,299
Net income (loss) per share	$	0.70	$	(0.16)	$	0.64	$ (0.86)	$	1.16
Adjusted EBITDA [2]	$	28,156	$	5,196	$	66,163	$ 29,235	$	7,669
Adjusted EBITDA per share [2]	$	0.51	$	0.10	$	1.22	$ 0.57	$	0.16
Cash from (used in) operating activities	$	3,104	$	(1,212)	$	6,865	$ 29,454	$	(39,617)
Additions to mineral property interests and plant and equipment	$	(13,075)	$	(12,749)	$	(48,087)	$ (43,095)	$	(26,099)

(1) Excludes revenue from the San José mine, which is accounted for under the equity method.
(2) As used here and elsewhere in this report, this is a non-GAAP financial performance measure. See "Non-GAAP Financial Performance Measures" beginning on page 77.

		Three months ended December 31,			Year ended December 31,				
		2025		2024		2025	2024		2023
					(in thousands, except per share)				
GEOs produced [1]		34,341		32,403		115,687	135,884		154,588
100% owned operations		15,849		13,591		57,567	75,784		88,915
San José mine (49% attributable)		18,492		18,812		58,120	60,100		65,673
GEOs sold [1]		34,952		31,460		113,732	135,411		151,054
100% owned operations		15,196		13,200		58,552	74,911		88,699
San José mine (49% attributable)		19,755		18,260		55,180	60,501		62,355
Average realized price ($/GEO) [2][3]	$	4,436	$	2,648	$	3,532	$ 2,390	$	1,927
P.M. Fix Gold ($/oz)	$	4,135	$	2,663	$	3,431	$ 2,386	$	1,940
Cash costs per ounce ($/GEO sold) [2]									
100% owned operations	$	2,360	$	2,004	$	2,106	$ 1,513	$	1,356
San José mine (49% attributable)	$	1,940	$	1,635	$	2,206	$ 1,742	$	1,393
AISC per ounce ($/GEO sold) [2]									
100% owned operations	$	2,460	$	2,505	$	2,444	$ 1,799	$	1,615
San José mine (49% attributable)	$	2,201	$	2,038	$	2,636	$ 2,139	$	1,815
Gold : Silver ratio [1]		76:1		85 : 1		86:1	85 : 1		83 : 1

(1) Silver production is presented as a gold equivalent; the silver to gold ratio used is 86:1 for 2025, 85:1 for 2024, 83:1 for 2023 and 76:1 for Q4/25 and 85:1 for Q4/24.
(2) As used here and elsewhere in this report, this is a non-GAAP financial performance measure. See "Non-GAAP Financial Performance Measures" beginning on page 77.
(3) On sales from 100% owned operations only, excluding streaming arrangement.

		December 31, 2025		December 31, 2024
		(in thousands, unless otherwise indicated)		
Cash and cash equivalents	$	51,015	$	13,692
Current assets	$	107,886	$	41,192
Current liabilities	$	63,809	$	47,693
Long-term debt	$	126,168	$	40,000

CONSOLIDATED OPERATIONS REVIEW

Revenue from gold and silver sales: For full year 2025, revenue from our 100%-owned operations increased to $197.6 million, up from $174.5 million for full year 2024, reflecting an increase of 13%. For Q4/25, revenue from our 100%-owned operations was $64.4 million compared to $33.5 million for Q4/2024. These improvements were primarily driven by higher realized gold prices, which increased to $3,532 per GEO in 2025 compared to $2,390 per GEO in 2024, and $4,436 per GEO in Q4/25, compared to $2,648 in Q4/24.

Production costs applicable to sales: For full year 2025, production costs applicable to sales increased to $122.8 million as compared to $113.3 million for full year 2024. For Q4/25 production costs were $40.2 million compared to $26.5 million for Q4/24. These increases were primarily driven by higher operational stripping costs for deposits mined at the Gold Bar Mine Complex in H2/25. At the Fox Complex, our cost base increased, driven by higher contractor labor and operational development costs to advance Froome West.

Advanced project costs: Advanced project costs of $8.0 million for full year 2025 increased by $0.8 million compared to full year 2024. This increase was primarily attributable to the commencement of our Grey Fox project.

Exploration costs: Exploration costs of $22.2 million for full year 2025 increased by $5.7 million compared to full year 2024 of $16.5 million primarily due to expanded exploration targets. For Q4/25, exploration costs were $6.3 million compared to $5.3 million for Q4/24. Exploration costs of $12.0 million for full year were incurred at the Gold Bar Mine Complex on infill drill programs for operational areas, exploration drilling at the Windfall and Lookout Mountain projects, and the completion of drillholes between and below the open pits at Unity Ridge. At the Fox Complex, exploration costs of $10.2 million for full year 2025 were spent primarily on diamond drilling at the Gibson area of the Grey Fox project.

General and administrative costs: General and administrative costs of $26.7 million for full year 2025 increased by $9.5 million compared to full year 2024 of $17.2 million. For Q4/25, general and administrative costs were $12.2 million compared to $6.5 million for Q4/24. Increases to general and administrative costs in 2025 primarily relate to professional fees and other costs associated with developing our growth plans across our operations.

Loss from investment in McEwen Copper: For full year 2025, we recorded a loss of $25.5 million from our investments in McEwen Copper, compared to a loss of $47.0 million recorded in full year 2024. For Q4/25 a loss of $5.7 million was recorded as compared to $10.3 million for Q4/24. These losses represent our proportion of McEwen Copper's net loss, which is driven primarily by exploration expenditure. Details of McEwen Copper's operating results are presented in the "Operations Review" section of this MDA and *Note 9* to the *Consolidated Financial Statements*. Effective September 3, 2025, Los Azules advanced into the development stage following the confirmation of economically viable mineral reserves. During this stage, eligible expenditures are capitalized and depreciated over the life of mine after commercial production is achieved.

Income from investment in MSC: For full year 2025, we recorded an income of $41.1 million from our investments in MSC, compared with $9.0 million income recorded in full year 2024. For Q4/25 we recorded an income of $33.6 million as compared to a loss of $4.3 million in Q4/24. This improvement was a result of year-over-year increases in realized gold and silver prices, considerably improving gross profits. Details of MSC's operating results are presented in the "Operations Review" section of this MDA and *Note 9* to the *Consolidated Financial Statements*.

Interest and other finance expense, net: Interest and other finance expense totalled $7.2 million for full year 2025, a $2.6 million increase compared to an income of $4.6 million for full year 2024. For Q4/25, interest and other finance expense totalled $2.6 million compared to $1.0 million in Q4/24. These changes reflect the increase in monthly interest payments on the Company's higher outstanding debt. Details of the Company's outstanding debt are disclosed in *Note 11* to the *Consolidated Financial Statements*.

Other income: Other income of $10.7 million for full year 2025 improved from $2.7 million for full year 2024. For Q4/25, other expense was $6.2 million compared to a income of $2.4 million in Q4/24. The changes in other income were primarily driven by the unrealized gains on our marketable securities.

Dilution gain on McEwen Copper: In Q4/2025, the Company recognized an accounting gain of $0.8 million (Q4/24 - $5.8 million) resulting from the dilution of its ownership in McEwen Copper, which is included in other income on the *Statement of Operations*. This is discussed further in *Note 9* to the *Consolidated Financial Statements*.

Income and mining tax recovery: For the year ended December 31, 2025, the Company recorded an income tax recovery of $27.5 million, compared to an income tax recovery of $3.0 million for the full year 2024. For Q4 2025, an income tax recovery of $24.0 million was recognized, as compared to an income tax expense of $1.1 million in Q4 2024. The higher income tax recovery for both the full year 2025 and Q4 2025 is primarily attributable to the release of a portion of the U.S. valuation allowance. After evaluating all available positive and negative evidence in accordance with ASC 740, the Company concluded that it is more likely than not that a portion of its deferred tax assets will be realized. Positive evidence supporting this conclusion included sustained improvements in operating performance, continued profitability, and forecasted taxable income supported by the Company's long-term financial projections. Additional information is provided in *Note 19 to the Consolidated Financial Statements*.

LIQUIDITY AND CAPITAL RESOURCES

Our cash, cash equivalents and restricted cash balance increased by $37.8 million during 2025, from $17.5 million as at December 31, 2024 to $55.3 million as at December 31, 2025.

Cash provided by operating activities of $6.9 million during 2025 reflects the net income of $34.4 million for the period, adjusted for non-cash impacts, including net income from equity method investments of $15.6 million, depreciation, amortization, and depletion of $27.8 million, flow-through premium amortization of $5.6 million, income and mining tax recovery of $22.3 million, stock-based compensation of $3.7 million, and a $6.7 million change in non-cash working capital. Further details are provided in the *Consolidated Statements of Cash Flows*.

Cash used in investing activities of $48.0 million during 2025 consisted of additions to mineral property interests and plant and equipment of $44.6 million, driven primarily by capital development at the Fox Complex and capitalized pre-stripping at the Gold Bar Mine Complex, the investment in marketable securities of $2.2 million, and advances to related parties of $5.1 million, partially offset by the proceeds from sale of marketable securities of $1.6 million and dividends received from MSC of $2.2 million.

Cash provided by financing activities of $78.7 million during 2025 consisted of $110.0 million in proceeds from the issuance of Senior Convertible Notes, $4.1 million in proceeds from an exercise of stock options and warrants, and $4.9 million proceeds from issuance of flow-through common shares offset by principal repayments on our term loan facility of $20.0 million, a $4.1 million purchase of capped call options, $15.1 million financing costs related to convertible notes and the $1.1 million repayment of finance lease obligations.

Working capital as at December 31, 2025 was $44.1 million, a $50.6 million increase from negative $6.5 million as at December 31, 2024. The increase in working capital was driven by an increase in cash and cash equivalents of $37.3 million, a $2.9 million increase in receivables from McEwen Copper, a $19.5 million increase in marketable securities, a $8.7 million increase in inventories, a $4.5 million decrease in flow-through share premium, and a $1.5 million decrease in tax liabilities, offset by a $16.5 million increase in accounts payables and accrued liabilities, a $4.0 million increase in contract liability, and a $1.5 million increase in reclamation and remediation liabilities.

The Company believes that it has sufficient liquidity along with funds generated from ongoing operations to fund anticipated cash requirements for operations, capital expenditures and working capital purposes for the next 12 months.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

McEwen Inc. is committed to upholding the highest corporate governance and sustainability standards, adhering to Environmental, Social and Governance ("ESG") guidelines, as defined by the Global Reporting Initiative ("GRI") and other organizations. Our mission is to operate safely and respectfully towards our stakeholders, as we strive for continuous improvement throughout the responsible and sustainable development of our mining projects. Our ESG highlights during 2025 include:

Health and Safety

At our 100% owned Fox Complex, Gold Bar Mine Complex and El Gallo mine operations:

- We reported a total recordable injury frequency rate ("TRIFR") of 1.60 for Fox Complex, 0 for Gold Bar Mine Complex and 0 for El Gallo mine in 2025.
- We continued to maintain a lost time injury frequency rate ("LTIFR") of 0, consistent with 2024 and 2023.

McEwen Inc. strives to maintain a safe, healthy working environment for all. Our operations aim to meet and exceed occupational health and safety standards. We conduct regular training and safety audits and foster a culture of safety throughout our organization.

Environment

At our 100% owned Fox Complex, Gold Bar Mine Complex and El Gallo mine operations:

- We reported zero significant environmental incidents and zero reportable spills in 2023, 2024 and 2025.
- Our rates of water recycling have decreased slightly from 2023 to 2025, from over 90% in 2023, to over 80% in 2024 and 2025 at our 100% owned operations.
- During 2025, we continued our Operations, Maintenance and Surveillance manual for tailings handling, in line with our policies. We completed our annual dam safety inspection at the Fox Complex in late 2025, with no significant findings noted.

McEwen Inc. conducts its operations with the utmost regard for the environment, focusing on conservation and sustainable development practices. We are committed to the safe handling of tailings, and we adhere to the Global Industry Standard on Tailings Management, as issued by the International Council on Mining and Metals, as well as the UN Environment Programme and Principles for Responsible Investment.

Community Engagement

McEwen Inc. is engaged and proactive in its efforts to improve the quality of life for the communities around us, our employees, and all our stakeholders. Our initiatives range from local development projects to educational and health programs. We engage closely with local communities to ensure our activities yield sustainable and positive outcomes.

McEwen Copper

At McEwen Copper, we embed ESG principles into our business model, prioritizing sustainable development and responsible mining. In 2025, we continued our citizen participation initiative in Calingasta, engaging 963 community members about the Los Azules Project's environmental and social impacts. Our Local Labor Program connected Calingasta workers with Los Azules contractors during the 2025-2026 season. The Local Supplier Development Program achieved a 13% year-over-year increase in our supplier database, integrating 213 local businesses into our supply chain.

Additionally, the community training program supported 713 individuals with skills development, and educational initiatives continued to prepare students for careers in mining. We also achieved a major milestone with the approval of the EIA, demonstrating our commitment to environmental stewardship and community engagement.

OPERATIONS REVIEW

United States Segment

The United States segment is comprised of the Gold Bar Mine Complex, consisting of the operating Gold Bar mine, and the Tonkin, Windfall and Lookout Mountain exploration projects; as well as other exploration properties in the State of Nevada.

Gold Bar Mine Complex

The following table sets out operating results for the Gold Bar Mine Complex for the three months ended December 31, 2025, and 2024, and year ended December 31, 2025, compared to 2024 and 2023:

	Three months ended December 31,		Year ended December 31,		
	2025	2024	**2025**	2024	2023
Operating Results	(in thousands, unless otherwise indicated)				
Mined mineralized material (kt)	**652**	251	**1,931**	1,960	2,495
Average grade (g/t Au)	**0.55**	0.60	**0.62**	0.82	0.84
Stacked mineralized material (kt)	**690**	401	**1,989**	2,037	2,537
Average grade (g/t Au)	**0.58**	0.66	**0.62**	0.85	0.77
Gold ounces:					
Produced	**8,940**	6,926	**33,221**	44,574	43,669
Sold	**8,984**	6,570	**33,807**	44,595	43,025
Silver ounces:					
Produced	**188**	107	**540**	532	756
Sold	**184**	-	**656**	706	708
GEOs:					
Produced	**8,943**	6,927	**33,227**	44,581	43,678
Sold	**8,987**	6,570	**33,815**	44,603	43,034
Revenue from gold and silver sales ($000s)	**$ 29,427**	$ 16,932	**$ 116,706**	$ 105,147	$ 83,409
Cash costs [(1)] ($000s)	**$ 21,701**	$ 14,032	**$ 68,099**	$ 63,547	$ 67,335
Cash costs per ounce ($/GEO sold) [(1)]	**$ 2,415**	$ 2,136	**$ 2,014**	$ 1,425	$ 1,565
All-in sustaining costs [(1)] ($000s)	**$ 22,103**	$ 18,219	**$ 81,202**	$ 74,781	$ 81,370
AISC per ounce ($/GEO sold) [(1)]	**$ 2,460**	$ 2,773	**$ 2,401**	$ 1,677	$ 1,891
Gold : Silver ratio	**76:1**	85 : 1	**86:1**	85 : 1	83 : 1

(1) As used here and elsewhere in this report, this is a Non-GAAP financial performance measure. Cash costs for the Company's 100% owned operations equal Production costs applicable to sales. See "Non-GAAP Financial Performance Measures" beginning on page 77 for additional information.

2025 compared to 2024

For the full year 2025, the Gold Bar Mine Complex produced 33,227 GEOs, a 25% decrease from 44,581 GEOs in 2024. While the decrease in ounces produced primarily reflects the transition of mining activities from the higher-grade Gold Bar South deposit in 2024 to the lower grade Pick III deposit in 2025, production was also negatively impacted by differences identified between the geological model and mining zones. The Company has reinterpreted historic drill holes supported by the recognition of geological faults in a drilling campaign conducted during Q3/25. As a result, Q4/25 production improved to 8,943 GEOs, a 29% increase from 6,927 GEOs in Q4/24.

Revenue from gold and silver sales for full year 2025 was $116.7 million, up from $105.1 million in 2024, driven by a 48% higher average realized gold price which was partially offset by a 24% decrease in GEOs sold. In Q4/25, revenue increased to $29.4 million from $16.9 million in Q4/24, primarily due to a 29% increase in GEOs sold, and a 48% higher average realized gold price.

Production cost applicable to sales for full year 2025 totaled $68.1 million, which increased from $63.5 million in 2024. In Q4/25, production costs applicable to sales increased to $21.7 million from $14.0 million in Q4/24. The increase was primarily driven by increased mining contractor costs to perform stripping activities required at Pick III, which had been capitalized during the comparative period in 2024, partially offset by the effect of fewer GEOs sold in 2025 compared to the prior year period.

Cash cost and AISC per GEO sold were $2,014 and $2,401 for full year 2025, respectively, compared to $1,425 and $1,677 for full year 2024. The increase in cash costs, and a corresponding increase in AISC, was primarily attributable to the increased mining contractor costs to perform stripping activities at Pick III. In Q4/25, cash costs and AISC per GEO sold were $2,415 and $2,460, respectively, compared to $2,136 and $2,773 in Q4/24. The increase in cash costs and AISC per GEO was primarily driven by lower GEOs sold, as noted above.

<u>*Exploration Activities*</u>

During Q4/25, exploration activities were focused on Windfall and Lookout Mountain. At Windfall, the resource definition program continued until the end of the year. At Lookout Mountain, core was drilled for metallurgical sampling and at Seven Troughs, a drone magnetometer geophysical survey was completed over the entire property. The results will be used to help generate targets for 2026 exploration.

During 2026, exploration work at the Eureka Project will consist of definition and infill drilling at Windfall and Lookout Mountain. Additional metallurgical core holes will also be drilled. Outside of these areas, exploration work is planned in areas with favorable geochemistry, geology, geophysics and drilling results.

<u>*2026 Production and Cost Outlook*</u>

During 2026, we expect to continue production from Pick III. Mining at Gold Bar South will begin in May, and run through the remainder of 2026. For full year 2026, we expect to produce between 39,000 to 43,000 GEOs at a cash cost per GEO sold between $2,250 and 2,450 and an AISC per GEO sold between $2,350 and $2,550 per ounce.

Canada Segment

The Canada segment is comprised of the Fox Complex, which currently includes our Froome underground gold mine (including the Froome West deposit); the Stock Mine (consisting of the West, East and Main zones); the Stock mill; the Grey Fox exploration project; and a number of exploration and other properties located near the city of Timmins, Ontario.

Fox Complex

The following table sets out operating results for the Fox Complex mines for the three months ended December 31, 2025, and 2024, and the years ended December 31, 2025, 2024, and 2023:

	Three months ended December 31,		Year ended December 31,		
	2025	2024	**2025**	2024	2023
Operating Results	(in thousands, unless otherwise indicated)				
Mined mineralized material (kt)	**80**	68	**303**	309	391
Average grade (g/t Au)	**3.05**	3.05	**2.86**	2.90	3.40
Processed mineralized material (kt).	**86**	88	**307**	404	457
Average grade (g/t Au)	**2.69**	2.52	**2.77**	2.54	3.31
Gold ounces:					
Produced.	**5,832**	6,504	**23,144**	30,101	44,373
Sold, excluding stream	**5,512**	5,930	**21,762**	27,700	41,300
Sold, stream	**392**	700	**1,779**	2,600	3,500
Sold, including stream	**5,904**	6,600	**23,541**	30,300	44,800
Silver ounces:					
Produced.	**1,493**	816	**3,605**	4,245	5,590
Sold	**1,132**	-	**4,358**	4,270	5,646
GEOs:					
Produced.	**5,853**	6,514	**23,187**	30,151	44,439
Sold, excluding stream	**5,527**	5,930	**21,813**	27,700	41,300
Sold	**5,921**	6,630	**23,594**	30,307	44,868
Revenue from gold and silver sales ($000s)	$ **20,780**	$ 16,269	$ **76,038**	$ 67,808	$ 81,295
Cash costs [1] ($000s)	$ **13,485**	$ 12,423	$ **52,802**	$ 49,766	$ 51,895
Cash costs per ounce ($/GEO sold) [1]	$ **2,278**	$ 1,874	$ **2,238**	$ 1,642	$ 1,157
All-in sustaining costs [1] ($000s)	$ **13,979**	$ 14,852	$ **59,117**	$ 59,994	$ 60,617
AISC per ounce ($/GEO sold) [1]	$ **2,361**	$ 2,240	$ **2,506**	$ 1,980	$ 1,351
Gold : Silver ratio	**76:1**	85 : 1	**86:1**	85 : 1	83:1

(1) As used here and elsewhere in this report, this is a Non-GAAP financial performance measure. Cash costs for the Company's 100% owned operations equal Production costs applicable to sales. See "Non-GAAP Financial Performance Measures" beginning on page 77 for additional information.

Stock Project

Development activities at the Stock project advanced in line with the Company's 2025 mine development plan. In Q4/25, we invested $10.9 million to advance development at the Stock project (full year 2025 – $29.5 million). During the period, the project received an updated Closure Plan Permit from the Ministry of Mines and completed major upgrades to ventilation and air heating systems, enhancing underground readiness. Site construction progressed across critical infrastructure, including access roads, building foundations, and essential service areas, as well as surface facilities, including the mine dry, office complex, and maintenance buildings. Rehabilitation of historical infrastructure continued, with steady progress on shaft access and safety improvements. Ramp development advanced at an average rate of 20 feet (6.2 meters) per day during 2025, supporting key project milestones. Overall, project execution during 2025 remained consistent with schedule and budget expectations, reinforcing the Company's target for commencement of production in 2027.

The Fox Complex produced 5,853 and 23,187 GEOs in Q4/25 and full year 2025, respectively, compared to 6,514 and 30,151 GEOs produced in Q4/24 and full year 2024, respectively. The decrease in GEO production was primarily due to a 32% reduction in processed mineralized material, as mining continues in the lower-grade zones at the bottom of the Froome deposit. The discovery of higher-grade mineralization at the new Froome West deposit extends production into 2026, supporting the transition into the production phase at the Stock project.

Revenue from gold and silver sales was $76.0 million for full year 2025, compared to $67.8 million for full year 2024, representing a 12% increase primarily driven by a 48% increase in the average realized gold price. For Q4/25, revenue from gold and silver sales totaled $20.8 million, up from $16.3 million for Q4/24. The increase was driven by a 68% higher average realized gold price, partially offset by an 11% decrease in GEOs sold. Realized gold prices at the Fox Complex are impacted by historic streaming arrangements, which require the sale of a portion of gold produced from the Froome and Black Fox mines at $611 per ounce for 2025.

Production costs applicable to sales were $13.5 million in Q4/25, compared to $12.4 million in Q4/24, representing a 28% increase primarily driven by higher mining expenses due to additional third-party contractors hired to address labor shortages and operational development costs to advance Froome West. The same factors contributed to the variance between full year 2025 and full year 2024 production costs.

Cash cost and AISC per GEO sold were $2,238 and $2,506 for full year 2025, respectively, compared to $1,642 and $1,980 for full year 2024. In Q4/25, cash cost and AISC per GEO sold were $2,278 and $2,361, respectively, compared to $1,874 and $2,240 in Q4/24. The increase in unit costs was primarily driven by a 22% decrease in GEOs sold for full year 2025. The same factors impacted unit costs on a full year basis, with higher fixed costs spread over fewer ounces sold.

Exploration Activities

During Q4/25, $2.1 million was incurred, primarily for exploration in the Fox Complex. At the Grey Fox property, exploration activities included 28,051 feet (8,550 meters) of diamond drilling, primarily focused on the Gibson Zone, where favorable grades and widths were identified. Other priority drill targets included the Stroud property, which is contiguous with Grey Fox, to verify a historical resource.

2026 Production and Cost Outlook

For full year 2026, we expect to produce between 16,000 to 19,000 GEOs at a cash cost per GEO sold between $2,200 and $2,400 per ounce and an AISC per GEO sold between $2,350 and $2,550 per ounce.

Mexico Segment

The Mexico segment consists of El Gallo, located in Sinaloa state.

El Gallo HLM

We have reached a construction decision for the Phase 1 heap leach material reprocessing project contemplated in our Feasibility Study (previously described as the Fenix project). In December 2025, the Company was granted the extension of its Environmental Impact Assessment (Manifestación de Impacto Ambiental) from the Mexican government. The Company is currently proceeding with the final detailed engineering plan for the mill, which has been purchased and is onsite. We anticipate beginning construction mid-2026, with production commencing mid-2027.

Phase 1 is expected to produce for 10 years, producing approximately 20,000 GEOs annually once commercial production is achieved. Production will come from the reprocessing of the material currently on the leach pad, through a ball mill with an operating plan optimized for cash flow and recovery. Remaining capital costs to complete construction are estimated at $25 million. Since the material that will be processed has been previously leached, there will be no significant development or exploration costs anticipated.

MSC Segment, Argentina

The MSC segment is comprised of a 49% interest in the San José mine, located in Santa Cruz, Argentina.

MSC – Operating Results

The following table sets out operating results for the San José mine for the three months ended December 31, 2025, and 2024, and for the years ended December 31, 2025, 2024 and 2023 (on a 100% basis):

	Three months ended December 31,		Year ended December 31,		
	2025	2024	**2025**	2024	2023
Operating Results	(in thousands, unless otherwise indicated)				
San José Mine—100% basis					
Mined mineralized material (kt)	**211**	174	**701**	641	563
Average grade mined (g/t)					
Gold	**3.9**	4.7	**3.7**	3.9	4.8
Silver	**207**	269	**191**	209	270
Processed mineralized material (kt)	**186**	160	**705**	581	579
Average grade processed (g/t)					
Gold	**4.7**	5.3	**3.7**	4.5	5.0
Silver	**197**	275	**185**	253	270
Average recovery (%):					
Gold	**87.27**	87.27	**83.08**	86.72	86.52
Silver	**85.38**	88.59	**83.08**	87.78	88.01
Gold ounces:					
Produced	**24,486**	23,605	**76,970**	73,729	80,985
Sold	**25,295**	23,026	**72,072**	74,333	75,064
Silver ounces:					
Produced	**1,008,753**	1,255,611	**3,624,560**	4,150,244	4,422,108
Sold	**1,093,826**	1,212,846	**3,435,365**	4,169,739	4,362,725
GEOs:					
Produced	**37,739**	38,389	**118,612**	122,653	134,027
Sold	**40,317**	37,264	**112,612**	123,471	127,255
Revenue from gold and silver sales ($000s)	**$ 201,034**	$ 99,776	**$ 459,545**	$ 310,411	$ 242,461
Average realized price:					
Gold ($/Au oz)	**$ 4,815**	$ 2,675	**$ 3,904**	$ 2,516	$ 1,985
Silver ($/Ag oz)	**$ 63.05**	$ 31.49	**$ 45.17**	$ 29.59	$ 21.43
Cash costs [1] ($000s)	**$ 78,217**	$ 60,929	**$ 248,459**	$ 215,065	$ 177,234
Cash costs per ounce sold ($/GEO) [1]	**$ 1,940**	$ 1,635	**$ 2,206**	$ 1,742	$ 1,393
All-in sustaining costs [1] ($000s)	**$ 88,723**	$ 75,931	**$ 296,813**	$ 264,056	$ 231,013
AISC per ounce sold ($/GEO) [1]	**$ 2,201**	$ 2,038	**$ 2,636**	$ 2,139	$ 1,815
Gold : Silver ratio	**76 : 1**	85 : 1	**86:1**	85 : 1	83 : 1

(1) As used here and elsewhere in this report, this is a Non-GAAP financial performance measure. Cash costs for the Company's 100% owned operations equal Production costs applicable to sales. See "Non-GAAP Financial Performance Measures" beginning on page 77 for additional information.

The comparative analysis below compares the operating and financial results of MSC on a 100% basis.

2025 compared to 2024

On a 100% basis, the San José mine produced 118,612 GEOs for full year 2025, compared to 122,653 GEOs for full year 2024. In Q4/2025 production was 37,739 GEOs, compared to 38,389 GEOs in Q4/24. The decrease in full year 2025 was primarily due to lower milled grades, with gold and silver head grades declining by 6% and 9%, respectively, with a related 4% and 5% decrease in recovery rates for gold and silver respectively. These impacts were partially offset by a 21% increase in tonnes processed during the period, driven by the installation of a new vertical mill completed in December 2024, which increased average daily mill throughput by 24% from approximately 1,700 tonnes per day in late 2024 to 2,100 tonnes per day in 2025. The same factors apply for the change in Q4/25.

Revenue from gold and silver sales was $459.5 million for full year 2025, compared to $310.4 million for full year 2024. This increase was primarily driven by 63% and 53% higher realized gold and silver prices, respectively, partially offset by a 9% decrease in GEOs sold. For Q4/25, revenue from gold and silver sales was $201.0 million, compared to $99.8 million in Q4/24, driven by the same factors that impacted revenue for the full year.

Production costs applicable to sales were $78.2 million and $248.5 million in Q4/25 and full year 2025, respectively, compared to $60.9 million and $215.1 million in Q4/24 and full year 2024, respectively. Cost increases during the year were largely attributable to high inflation in the Argentine market, which outpaced the government-controlled depreciation of the peso against the U.S. dollar. This resulted in higher real costs for expenses denominated in local currency. Despite management's successful efforts to negotiate with key vendors and worker unions to align pricing with currency adjustments, the inflationary environment drove an overall rise in costs.

Cash cost and AISC per GEO sold were $2,206 and $2,638, respectively, compared to $1,742 and $2,139 for full year 2024. In Q4/25, cash cost and AISC per GEO sold were $1,940 and $2,202, respectively, compared to $1,635 and $2,038 in Q4/24. The increase in both cash costs and AISC on a year-over-year basis was primarily due to 16% higher production costs and 9% lower GEOs sold during 2025, as noted above.

Investment in MSC

Our 49% attributable share of operations from our investment in MSC in 2025 resulted in an income of $41.1 million, compared to an income of $9.0 million in 2024. Despite higher than planned unit costs arising from negative macroeconomic factors, the metal price environment has allowed the operation to strengthen its liquidity, improving its working capital balance to $182.8 million as at December 31, 2025, compared to $87.0 million as of December 31, 2024.

Operational performance continued to strengthen during the year, with plant throughput stabilizing at approximately 2,100 tonnes per day, reflecting the increased capacity enabled by the Vertical Tower Mill commissioned in late 2024. Underground productivity also improved following the transition to a three-shift schedule, supporting extraction rates near the 2,000-tonne-per-day level required to consistently supply the plant.

MSC Dividend Distribution (49%)

We received $2.2 million in dividends from MSC for full year 2025 (2024 - $0.4 million).

2026 Production and Cost Outlook

For full year 2026, we expect to produce between 59,000 to 64,000 GEOs at a cash cost per GEO sold between $2,000 and $2,200 per ounce and an AISC per GEO sold between $2,300 and $2,500 per ounce.

McEwen Copper Inc.

As of December 31, 2025, we own a 46.3% interest in McEwen Copper, which owns a 100% interest in the Los Azules copper project in San Juan, Argentina, and the Elder Creek exploration project in Nevada, USA. Including amounts spent by Minera Andes Inc. prior to 2012, and directly by McEwen Inc. prior to 2021, we have invested over $430 million in exploration expenditures to develop Los Azules as a world-class copper deposit.

Los Azules, San Juan, Argentina

The Los Azules project is one of the world's largest undeveloped copper deposits and is located in the Province of San Juan, Argentina. In Q4/25, McEwen Copper achieved a key milestone by completing the Feasibility Study and associated reserve estimate for the project. The study highlights the project's potential as an environmentally conscious, high-purity, low-cost copper operation. Using a copper price of $4.35 per pound, the Feasibility Study indicates an after-tax net present value of $2.9 billion at a discount rate of 8%, and an internal rate of return of 19.8%.

The Feasibility Study established mineral reserves and resources, with proven and probable reserves totaling 10.2 billion pounds of copper based on a copper price of $4.25 per pound. Mineral resources, comprising 5.4 billion pounds of measured and indicated copper and 20.0 billion pounds of inferred copper, were estimated using a copper price of $4.80 per pound.

Since 2021, McEwen Copper has been advancing Los Azules through significant additional drilling, numerous studies, social consultation, and permitting. Equipped with the results from the Feasibility Study and key government approvals, McEwen Copper will continue developing the Los Azules project in subsequent periods.

Los Azules Exploration

Field exploration activities at Los Azules identified four additional deposits near the Los Azules deposit which could extend the mine life beyond existing project plans. The four targets consist of Tango, Porfido Norte, Franca, and Mercedes, which are porphyry deposits that have potential for hypogene mineralization.

Preliminary drilling of newly identified targets is expected to commence later in 2026. In parallel, refinement of geological mapping and surface sampling across all target areas is ongoing and will continue into the next field season. This work is expected to significantly improve drill targeting accuracy.

Regime of Incentive for Investments ("RIGI")

On September 26, 2025, McEwen Copper received RIGI approval following an extensive technical application process. RIGI approval entitles the Los Azules project to a series of tax and regulatory benefits, including a reduction in the corporate income tax rate from 35% to 25%, exemption from sales tax during the construction phase, elimination of export duties, and exemption from the obligation to repatriate export revenues. Additionally, the project benefits from a 30-year fiscal stability guarantee and access to international arbitration for dispute resolution. The Government of Argentina established the RIGI program to support and incentivize foreign investment across various industries, including mining.

Energy Supply Contract

McEwen Copper has reached an agreement with YPF Luz to power its Los Azules copper project in San Juan, Argentina, with renewable energy. The companies signed a Memorandum of Understanding to negotiate the energy supply, which will come from YPF Luz's renewable assets connected to the Argentine Interconnection System. YPF Luz will also develop, construct, and finance a high-voltage transmission line to connect the project to the grid, ensuring a sustainable energy supply for the copper project.

COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, we have the following consolidated contractual obligations:

	2026	2027	2028	2029	Thereafter	Total
			Payments due by period			
Mining and surface rights	$ 2,495	$ 1,878	$ 1,028	$ 635	$ 639	$ 6,675
Reclamation costs[1]	4,919	4,411	2,131	4,671	40,117	56,249
Lease obligations (Note 10)	1,112	487	348	192	—	2,139
Total	$ 8,526	$ 6,776	$ 3,507	$ 5,498	$ 40,756	$ 65,063

(1) *Amounts presented represent the undiscounted uninflated future payments.*

With respect to reclamation cost commitments disclosed above, we have surety bonds outstanding to provide bonding for our obligations in the United States and Canada. These surety bonds are available for draw down in the event we do not perform our reclamation obligations. If the bond is drawn, we would be obligated to reimburse the surety. When the specific reclamation requirements are met, the beneficiary of the surety bonds will cancel and/or return the instrument to the issuing entity. As of December 31, 2025, no additional liability has been recognized for our surety bonds of $48.2 million.

Lease obligations disclosed above include long-term leases covering office space, exploration expenditures, option payments and option payments on properties.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

We have included in this report certain non-GAAP performance measures as detailed below. In the gold mining industry, these are common performance measures but do not have any standardized meaning and are considered non-GAAP measures. We use these measures to evaluate our business on an ongoing basis and believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use such non-GAAP measures to evaluate our performance and ability to generate cash flow. We also report these measures to provide investors and analysts with useful information about our underlying costs of operations and clarity over our ability to finance operations. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. There are limitations associated with the use of such non-GAAP measures. We compensate for these limitations by relying primarily on our US GAAP results and using the non-GAAP measures supplementally.

The non-GAAP measures are presented for our wholly owned mines and our interest in the San José mine. The GAAP information used for the reconciliation to the non-GAAP measures for our minority interest in the San José mine may be found in Item 8. Financial Statements and Supplementary Data, *Note 9, Equity Investments*. The amounts in the reconciliation tables labeled "49% basis" were derived by applying to each financial statement line item the ownership percentage interest used to arrive at our share of net income or loss during the period when applying the equity method of accounting. We do not control the interest in our operations of MSC and the presentations of assets and liabilities and revenues and expenses of MSC do not represent our legal claim to such items. The amount of cash we receive is based upon specific provisions of the Option and Joint Venture Agreement ("OJVA") and varies depending on factors including the profitability of the operations.

The presentation of these measures, including the minority interest in the San José, has limitations as an analytical tool. Some of these limitations include:

- The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not represent our legal claim to the assets and liabilities, or the revenues and expenses; and

- Other companies in our industry may calculate their cash costs, cash cost per ounce, all-in sustaining costs, all-in sustaining cost per ounce, adjusted EBITDA, adjusted EBITDA per share and average realized price per ounce differently than we do, limiting the usefulness as a comparative measure.

Cash Costs and All-In Sustaining Costs

Cash costs consist of mining, processing, on-site general and administrative expenses, community and permitting costs related to current operations, royalty costs, refining and treatment charges (for both doré and concentrate products), sales costs, export taxes and operational stripping costs, but exclude depreciation and amortization (non-cash items). The sum of these costs is divided by the corresponding *gold equivalent ounces sold* to determine a per ounce amount.

All-in sustaining costs consist of cash costs (as described above), plus accretion of retirement obligations and amortization of the asset retirement costs related to operating sites, environmental rehabilitation costs for mines with no reserves, sustaining exploration and development costs, sustaining capital expenditures and sustaining lease payments. Our all-in sustaining costs exclude the allocation of corporate general and administrative costs. The following is additional information regarding our all-in sustaining costs:

- Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current annual production at the mine site and include mine development costs and ongoing replacement of mine equipment and other capital facilities. Sustaining capital costs do not include costs of expanding the project that would result in improved productivity of the existing asset, increased existing capacity or extended useful life.

- Sustaining exploration and development costs include expenditures incurred to sustain current operations and to replace reserves and/or resources extracted as part of the ongoing production. Exploration activity performed near-mine (brownfield) or new exploration projects (greenfield) are classified as non-sustaining.

The sum of all-in sustaining costs is divided by the corresponding *gold equivalent ounces sold* to determine a per ounce amount.

Costs excluded from cash costs and all-in sustaining costs, in addition to depreciation and depletion, are income and mining tax expenses, all corporate financing charges, costs related to business combinations, asset acquisitions and asset disposals, impairment charges and any items that are deducted for the purpose of normalizing items.

The following tables reconcile these non-GAAP measures to the most directly comparable GAAP measure, production costs applicable to sales:

	Three months ended December 31, 2025			Year ended December 31, 2025		
	Gold Bar	Fox Complex	Total	Gold Bar	Fox Complex	Total
	(in thousands, except per ounce)			(in thousands, except per ounce)		
Production costs applicable to sales (100% owned) - cash costs	$ 21,701	$ 13,485	**$ 35,186**	$ 68,099	$ 52,802	**$ 120,901**
In-mine exploration	94	—	**94**	563	—	**563**
Capitalized mine development (sustaining)	—	461	**461**	8,833	6,187	**15,020**
Capital expenditures on plant and equipment (sustaining)	294	—	**294**	3,660	—	**3,660**
Sustaining leases	14	33	**47**	47	128	**175**
All-in sustaining costs	$ 22,103	$ 13,979	**$ 36,082**	$ 81,202	$ 59,117	**$ 140,319**
Ounces sold, including stream (GEO)	8,987	5,921	**14,907**	33,815	23,594	**57,409**
Cash cost per ounce sold ($/GEO)	$ 2,415	$ 2,278	**$ 2,360**	$ 2,014	$ 2,238	**$ 2,106**
AISC per ounce sold ($/GEO)	$ 2,460	$ 2,361	**$ 2,420**	$ 2,401	$ 2,506	**$ 2,444**

	Three months ended December 31, 2024			Year ended December 31, 2024		
	Gold Bar	Fox Complex	Total	Gold Bar	Fox Complex	Total
	(in thousands, except per ounce)			(in thousands, except per ounce)		
Production costs applicable to sales (100% owned) - cash costs	$ 14,032	$ 12,423	$ 26,455	$ 63,547	$ 49,766	$ 113,313
In-mine exploration	149	—	149	796	—	796
Capitalized mine development (sustaining)	2,617	2,361	4,978	7,863	9,955	17,818
Capital expenditures on plant and equipment (sustaining)	1,407	—	1,407	2,491	—	2,491
Sustaining leases and other	14	68	82	84	273	357
All-in sustaining costs	$ 18,219	$ 14,852	$ 33,071	$ 74,781	$ 59,994	$ 134,775
Ounces sold, including stream (GEO)	6,570	6,630	13,200	44,603	30,307	74,911
Cash cost per ounce sold ($/GEO)	$ 2,136	$ 1,874	$ 2,004	$ 1,425	$ 1,642	$ 1,514
AISC per ounce sold ($/GEO)	$ 2,773	$ 2,240	$ 2,505	$ 1,677	$ 1,980	$ 1,799

	Three months ended December 31, 2023			Year ended December 31, 2023		
	Gold Bar	Fox Complex	Total	Gold Bar	Fox Complex	Total
	(in thousands, except per ounce)			(in thousands, except per ounce)		
Production costs applicable to sales - Cash costs (100% owned)	$ 25,889	$ 13,298	$ 39,187	$ 67,335	$ 51,895	$ 119,230
In-mine exploration	1,705	—	1,705	4,759	—	4,759
Capitalized underground mine development (sustaining)	—	2,119	2,119	—	8,046	8,046
Capital expenditures on plant and equipment (sustaining)	1,374	—	1,374	9,028	—	9,028
Sustaining leases	11	153	164	248	676	923
All-in sustaining costs	$ 28,979	$ 15,570	$ 44,549	$ 81,370	$ 60,617	$ 141,986
Ounces sold, including stream (Au Eq. oz)	19,245	10,611	29,856	43,034	44,868	87,902
Cash cost per ounce ($/Au Eq. oz sold)	$ 1,345	$ 1,253	$ 1,313	$ 1,565	$ 1,157	$ 1,356
AISC per ounce ($/Au Eq. oz sold)	$ 1,506	$ 1,467	$ 1,492	$ 1,891	$ 1,351	$ 1,615

	Three months ended December 31,		Year ended December 31,		
	2025	2024	2025	2024	2023
San José mine cash costs (100% basis)	(in thousands, except per ounce)				
Production costs applicable to sales - cash costs . . .	$ 78,217	$ 60,929	$ 248,459	$ 215,065	$ 177,234
Site exploration expenses	1,728	303	6,737	5,229	9,167
Capitalized underground mine development (sustaining)	6,683	8,079	32,716	29,504	38,318
Less: Depreciation	(434)	(696)	(2,425)	(2,732)	(2,930)
Capital expenditures (sustaining)	2,529	7,316	11,326	16,990	9,224
All-in sustaining costs	$ 88,723	$ 75,931	$ 296,813	$ 264,056	$ 231,013
Ounces sold (GEO)	40,317	37,264	112,612	123,471	127,254
Cash cost per ounce sold ($/GEO)	$ 1,940	$ 1,635	$ 2,206	$ 1,742	$ 1,393
AISC per ounce sold ($/GEO)	$ 2,201	$ 2,038	$ 2,636	$ 2,139	$ 1,815

Adjusted EBITDA and adjusted EBITDA per share

Adjusted earnings before interest, taxes, depreciation, and amortization ("Adjusted EBITDA") is a non-GAAP financial measure and does not have any standardized meaning. We use adjusted EBITDA to evaluate our operating performance and ability to generate cash flow from our wholly owned operations in production; we disclose this metric as we believe this measure provides valuable assistance to investors and analysts in evaluating our ability to finance our precious metal operations and capital activities separately from our copper exploration operations. The most directly comparable measure prepared in accordance with GAAP is net loss before income and mining taxes. Adjusted EBITDA is calculated by adding back McEwen Copper's income or loss impacts on our consolidated income or loss before income and mining taxes.

The following tables present a reconciliation of adjusted EBITDA:

	Three months ended December 31,		Year ended December 31,		
	2025	2024	2025	2024	2023
	(in thousands)		(in thousands)		
Income (loss) before income and mining taxes	$ 14,100	$ (7,161)	$ 6,949	$ (46,739)	$ 67,036
Added back:					
Depreciation and depletion	7,182	6,854	27,849	30,863	30,359
Loss from investment in McEwen Copper Inc. (Note 9)	5,716	10,297	25,547	46,977	57,821
Dilution gain from investments in McEwen Copper Inc. (Note 9)	(789)	(5,777)	(789)	(5,777)	—
Interest expense	1,947	983	6,607	3,911	5,749
Gain on deconsolidation of McEwen Copper Inc.	—	—	—	—	(222,157)
Advanced Projects - McEwen Copper Inc.	—	—	—	—	76,345
General, interest and other – McEwen Copper Inc.	—	—	—	—	(7,484)
Adjusted EBITDA	$ 28,156	$ 5,196	$ 66,163	$ 29,235	$ 7,669
Weighted average shares outstanding (thousands)	54,751	52,926	54,046	51,021	47,544
Adjusted EBITDA per share	$ 0.51	$ 0.10	$ 1.22	$ 0.57	$ 0.16

Average realized prices

The term average realized price per ounce used in this report is also a non-GAAP financial measure. We prepare this measure to evaluate our performance against market (London P.M. Fix). The average realized price for our 100% owned properties is calculated as gross sales of gold and silver, less streaming revenue, divided by the number of net ounces sold in the period, less ounces sold under the streaming agreement.

The following table reconciles the average realized prices to the most directly comparable U.S. GAAP measure, revenue from gold and silver sales. Ounces of gold and silver sold for the San José mine are provided to us by MSC.

	Three months ended December 31,		Year ended December 31,		
	2025	2024	2025	2024	2023
Average realized price - 100% owned	(in thousands, except per ounce)				
Revenue from gold and silver sales.............	$ 64,623	$ 33,523	$ 197,553	$ 174,477	$ 166,231
Less: revenue from gold sales, stream	240	421	1,087	1,528	2,042
Revenue from gold and silver sales, excluding stream	$ 64,383	$ 33,102	$ 196,466	$ 172,949	$ 164,189
GEOs sold	14,907	13,200	57,409	74,911	88,699
Less: gold ounces sold, stream	392	700	1,779	2,552	3,500
GEOs sold, excluding stream	14,515	12,500	55,630	72,359	85,199
Average realized price per GEO sold, excluding stream	$ 4,436	$ 2,648	$ 3,532	$ 2,390	$ 1,927

	Three months ended December 31,		Year ended December 31,		
	2025	2024	2025	2024	2023
Average realized price - San José mine (100% basis)..	(in thousands, except per ounce)				
Gold sales	$ 128,362	$ 61,587	$ 296,157	$ 187,009	$ 148,971
Silver sales...............................	72,672	38,189	163,388	123,402	93,490
Revenue from gold and silver sales.............	$ 201,034	$ 99,776	$ 459,545	$ 310,411	$ 242,461
Less: commercial discounts...................	(10,266)	(3,974)	(23,023)	(12,073)	(12,465)
Revenue from gold and silver sales, excluding commercial discounts	190,768	95,802	436,522	298,338	229,996
Gold ounces sold	25,295	23,026	72,072	74,333	75,064
Silver ounces sold	1,093,826	1,212,846	3,435,365	4,169,739	4,362,725
GEOs sold	40,317	37,264	112,612	123,471	127,255
Average realized price per gold ounce sold......	$ 4,815	$ 2,675	$ 3,904	$ 2,516	$ 1,985
Average realized price per silver ounce sold.....	$ 63.05	$ 32.00	$ 45.17	$ 30.00	$ 21.43
Average realized price per GEO sold	$ 4,732	$ 2,678	$ 3,876	$ 2,514	$ 1,905

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING DEVELOPMENTS

Management's Discussion and Analysis of Financial Condition and Results of Operations discuss our consolidated financial statements, which have been prepared in conformity with US GAAP. The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The summary of our significant accounting policies is detailed in *Note 2* of the *Consolidated Financial Statements*.

We believe that significant areas requiring the use of management estimates and assumptions relate to environmental reclamation and closure obligations; asset useful lives utilized for depletion, depreciation, amortization and accretion calculations; the fair value of equity investments and asset groups used in impairment testing; recoverable gold in leach pad inventory; current and long-term inventory and mine development capitalization costs; the collectability of sales taxes receivable; fair values of assets and liabilities acquired in business combinations; reserves; valuation allowances for deferred tax assets; income and mining tax provisions and reserves for contingencies and litigation. There are other items within our financial statements that require estimation but are not deemed to be critical. However, changes in the estimates used in these and other items could have a material impact on our financial statements. In the section below we identify estimates critical to the understanding of our financial condition and results of operations and that require the application of significant management judgment.

Asset Retirement Obligation, Reclamation and Remediation Costs: The Company records the fair value of a liability for an asset retirement obligation ("ARO") in the period that it is incurred if a reasonable estimate of fair value can be made. The Company prepares estimates of the timing and amounts of expected cash flows when an ARO is incurred, which are updated to reflect changes in facts and circumstances. Estimation of the fair value of AROs requires significant judgment, including amount of cash flows, timing of reclamation, inflation rate and credit risk. Accrued reclamation and closure costs can represent a significant and variable liability on our balance sheet. The Company has estimated its liabilities under appropriate accounting guidance and reviews its liabilities on at least an annual basis. However, the ranges of liability could exceed the liabilities recognized. If substantial damages were awarded, claims were settled, or remediation costs were incurred in excess of our accruals, our financial results or condition could be materially adversely affected.

Mineral Property Interests, Plant and Equipment and Mine Development Costs: The Company amortizes its mineral property interests, plant and equipment, and mine development costs using the most appropriate method, which includes the units-of-production method over the estimated life of the mine or ore body based on recoverable ounces to be mined from proven and probable reserves, or the straight-line method over the useful life. The accounting estimates related to amortization are critical accounting estimates because (1) the determination of reserves involves uncertainties with respect to the ultimate geology of its reserves and the assumptions used in determining the economic feasibility of mining those reserves and (2) changes in estimated proven and probable reserves and asset useful lives can have a material impact on net (loss) income.

Estimates regarding mine development capitalization costs involve the determination of proven and probable reserves.

Impairment of Long-lived Assets: The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Once it is determined that impairment exists, an impairment loss is measured as the amount by which the asset carrying value exceeds its fair value.

For asset groups where an impairment loss is determined using the discounted future net cash flows method, future cash flows are estimated based on quantities of recoverable mineralized material, expected gold and silver prices (considering current and historical prices, trends and related factors), production levels, operating costs, capital requirements and reclamation costs, all based on life-of-mine plans. The term "recoverable mineralized material" refers to the estimated amount of gold or other commodities that will be obtained after considering losses during processing and treatment. The Company's estimates of future cash flows are based on numerous assumptions and uncertainties. It is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold, silver and other commodity prices, production levels and costs of capital are each subject to significant risks and uncertainties.

Stockpiles, Material on Leach Pads, In-process Inventory, Precious Metals Inventory and Materials and Supplies: Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, an estimate of the contained metals (based on assay data) and the estimated metallurgical recovery rates. Costs are allocated to stockpiles based on current mining costs incurred including applicable overhead relating to mining operations.

Costs are attributed to the mineralized material on leach pads based on current mining costs incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad inventory based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. The estimates of recoverable gold on the leach pads are calculated from the quantities of mineralized material placed on the leach pads (measured tonnes added to the leach pads), the grade of mineralized material placed on the leach pads (based on assay data) and a recovery percentage.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the pads to the quantities of gold recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored, and the engineering estimates are refined based on actual results over time.

In-process material is measured based on assays of the material from the various stages of processing. Costs are allocated to in-process inventories based on the costs of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs incurred to that point in the process.

Costs are allocated to precious metal inventories based on the costs of the respective in-process inventories incurred prior to the refining process plus applicable refining costs.

The assumptions used by the Company to measure metal content during each stage of the inventory conversion process include estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate. The ultimate recovery will not be known until the leaching operations cease.

Proven and Probable Reserves: Critical estimates are inherent in the process of determining the Company's reserves. The Company's reserves are affected largely by our assessment of future metals prices, as well as by engineering and geological estimates of ore grade, accessibility and production cost. The Company's assessment of reserves occurs at least annually, and periodically utilizes external audits.

Reserve estimates are used in determining appropriate rates of unit-of-production depreciation, with net book value of many assets depreciated over remaining estimated reserves. Reserves are also a key component in forecasts, with which the Company compares future cash flows to current asset values to ensure that carrying values are reported appropriately. The Company's forecasts are also used in determining the level of valuation allowances on the Company's deferred tax assets. Reserves also play a key role in the valuation of certain assets in the determination of the purchase price allocations for acquisitions. Reserves involve many estimates and there are no guarantees that the Company will recover the indicated quantities of metals. Changes in the estimates could result in material adjustments to the Company's reserves and asset values.

Income and Mining Taxes: The Company accounts for income and mining taxes under ASC 740 using the liability method, recognizing certain temporary differences between the financial reporting basis of liabilities and assets and the related tax basis for such liabilities and assets. This method generates either a net deferred income and mining tax liability or asset for the Company, as measured by the statutory tax rates in effect. The Company derives the deferred income and mining tax charge or benefit by recording the change in either the net deferred income and mining tax liability or asset balance for the year. The Company records a valuation allowance against any portion of those deferred income and mining tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all the deferred income and mining tax assets will not be realized.

Recent Accounting Pronouncements:
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). Amended guidance requires more detailed disclosures about the nature of expenses included in the Consolidated Statements of Operations and Comprehensive Income (Loss). The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The Company is currently evaluating the impact on reporting requirements.

FORWARD-LOOKING STATEMENTS

This report contains or incorporates by reference "forward-looking statements", as that term is used in federal securities laws, about our financial condition, results of operations and business. These statements include, among others:

- statements about our anticipated exploration results, cost and feasibility of production, production estimates, receipt of permits or other regulatory or government approvals and plans for the development of our properties;

- statements regarding strategic alternatives that we are, or may in the future, evaluate in connection with our business;

- statements concerning the benefits or outcomes that we expect will result from our business activities and certain transactions that we contemplate or have completed, such as receipt of proceeds, increased revenues, decreased expenses and avoided expenses and expenditures;

- statements of our expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

These statements may be made expressly in this document or may be incorporated by reference to other documents that we will file with the SEC. Many of these statements can be found by looking for words such as "believes", "expects", "anticipates", "estimates" or similar expressions used in this report or incorporated by reference in this report.

Forward-looking statements and information are based upon several estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, and there can be no assurance that such statements and information will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements and information.

Included among the forward-looking statements and information that we may provide is production guidance. From time to time the Company provides guidance on operations, based on stand-alone budgets for each operating mine. In developing the mine production portion of the budget, we evaluate several factors and assumptions, which include, but are not limited to:

- gold and silver price forecasts.

- average gold and silver grade mined, using a resource model.

- average grade processed by the crushing facility (Gold Bar) or milling facility (San José mine and Fox Complex).

- expected tonnes moved and strip ratios.

- available stockpile material (grades, tonnes, and accessibility).

- estimates of in process inventory (either on the leach pad or plant for the El Gallo mine and Gold Bar, or in the mill facility for the San José mine and the Black Fox mine).

- estimated leach recovery rates and leach cycle times (the El Gallo mine and Gold Bar).

- estimated mill recovery rates (San José mine and Fox Complex).

- dilution of material processed.

- internal and contractor equipment and labor availability.

- seasonal weather patterns.

Actual production results are sensitive to variances in any of the key factors and assumptions noted above. As a result, we frequently evaluate and reconcile actual results to budgeted results to determine if key assumptions and estimates require modification. Any changes will, in turn, influence production guidance.

We caution you not to put undue reliance on these forward-looking statements, which speak only as of the date of this report. Further, the information contained in this document or incorporated herein by reference is a statement of our present intention and is based on present facts and assumptions, and may change at any time and without notice, based on changes in such facts or assumptions. Readers should not place undue reliance on forward-looking statements.

RISK FACTORS IMPACTING FORWARD-LOOKING STATEMENTS

Important factors that could prevent us from achieving our stated goals and objectives include, but are not limited to, those set forth in the "Risk Factors" section and the following:

- our ability to raise funds required for the execution of our business strategy.

- our acquisitions may not achieve their intended results. Our ability to secure permits or other regulatory and government approvals needed to operate, develop or explore our mineral properties and projects.

- our ability to maintain an ongoing listing of our common stock on the New York Stock Exchange or another national securities exchange in the United States.

- decisions of foreign countries, banks, and courts within those countries.

- national and international geopolitical events and conflicts, and unexpected changes in business, economic, and political conditions.

- operating results of MSC and McEwen Copper.

- fluctuations in interest rates, inflation rates, currency exchange rates, or commodity prices.

- timing and amount of mine production.

- our ability to retain and attract key personnel.

- technological changes in the mining industry.

- changes in operating, exploration or overhead costs.

- access and availability of materials, equipment, supplies, labor and supervision, power and water.

- results of current and future exploration activities.

- results of pending and future feasibility studies or the expansion or commencement of mining operations without feasibility studies having been completed.

- changes in our business strategy.

- interpretation of drill hole results and the geology, grade and continuity of mineralization.

- the uncertainty of reserve estimates and timing of development expenditures.

- litigation or regulatory investigations and procedures affecting us.

- changes in federal, state, provincial and local laws and regulations.

- local, indigenous and community impacts and issues including criminal activity and violent crimes.

- accidents, public health issues, and labor disputes.

- uncertainty relating to title to mineral properties.

- changes in relationships with the local communities in the areas in which we operate; and

- decisions by third parties over which we have no control.

We undertake no responsibility or obligation to update publicly these forward-looking statements, except as required by law and we may update these statements in the future in written or oral statements. Investors should take note of any future statements made by or on our behalf.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our exposure to market risks includes, but is not limited to, the following risks: changes in foreign currency exchange rates, equity price risks, commodity price fluctuations, credit risk and inflationary risk. We do not use derivative financial instruments as part of an overall strategy to manage market risk.

Further, our participation in the joint venture with Hochschild for the 49.0% interest held at MSC, and 46.3% ownership in McEwen Copper as of December 31, 2025, each creates additional risks because, among other things, we do not exercise decision-making power over the day-to-day activities at MSC or McEwen Copper; however, implications from our partner's decisions may result in us having to provide additional funding to MSC or McEwen Copper, or result in a further decrease in our percentage of ownership.

Foreign Currency Risk

In general, the devaluation of non-U.S. dollar currencies with respect to the U.S. dollar has a positive effect on our costs and liabilities which are incurred outside the U.S. while it has a negative effect on our assets denominated in non-U.S. dollar currency. Although we transact most of our business in U.S. dollars, some expenses, labor, operating supplies and property and equipment are denominated in Canadian dollars, Mexican pesos, and Argentine pesos. In respect of McEwen Copper and MSC, the Argentine peso is used to conduct a significant portion of their business.

Since 2008, the Argentine peso has been steadily devaluing against the U.S. dollar by 10% to 73% on an annual basis. As noted in the graph below, during 2025 the Argentine peso devalued 30% compared to devaluations of 37% and 73% in 2024 and 2023 respectively.

During 2025, the Mexican peso appreciated 12% against the US dollar, compared to a depreciation of 15% in 2024 and an appreciation of 14% in 2023. During 2025, the Canadian dollar appreciated by 3.3% against the U.S. dollar, compared to a depreciation of 5.6% in 2024 and an appreciation of 1.3% in 2023.

The following chart illustrates changes in the value of these currencies compared to the U.S. dollar in the twelve months ended December 31, 2025:



The value of cash and cash equivalents denominated in foreign currencies also fluctuates with changes in currency exchange rates. Appreciation of non-U.S. dollar currencies results in a foreign currency gain on such investments and a depreciation in non-U.S. dollar currencies results in a loss. We have not utilized material market risk-sensitive instruments to manage our exposure to foreign currency exchange rates but may do so in the future. As of December 31, 2025, 96.5% of our foreign currency holdings was held in Canadian dollars, representing 14.5% of our total treasury. We held minor positions in Mexican and Argentine Pesos.

Based on our Canadian cash balance of $7.4 million (C$10.3 million) as at December 31, 2025, a 1% fluctuation in the Canadian dollar would result in a gain/loss of less than $0.1 million in the *Consolidated Statements of Operations and Comprehensive (Loss) Income*. We also hold negligible portions of our cash reserves in Mexican and Argentine pesos, with effect of a 1% change in this currency resulting in gains/losses immaterial for disclosure purposes.

Furthermore, we are also subject to foreign currency risk on the fluctuation of the Mexican peso on our VAT receivable balance. As of December 31, 2025, our VAT receivable balance was MXN15.5 million, equivalent to approximately $0.9 million, for which a 1% change in the Mexican peso would have resulted in a gain/loss of less than $0.1 million in the *Consolidated Statements of Operations and Comprehensive (Loss) Income*.

MSC holds a portion of its local cash balances in Argentine pesos and is therefore exposed to the effects of this continued devaluation and also the risk that there may be a sudden severe devaluation of the Argentine peso. A severe devaluation could result in material foreign exchange losses as reported in U.S. dollars.

Equity Price Risk

We have invested and may continue to invest in shares of common stock of other entities in the mining sector. Some of our investments may be highly volatile and lack liquidity caused by lower trading volumes. As a result, we are inherently exposed to fluctuations in the fair value of our investments, which may result in gains or losses upon their valuation. Based on the marketable securities balance of $21.1 million as at December 31, 2025, a 1.0% change in fair value would result in a gain or loss of approximately $0.2 million.

We have in the past sought and will likely in the future seek to acquire additional funding from the sale of common stock or other equity securities. Movements in the price of our investments have been volatile in the past and may also be volatile in the future. As a result, there is a risk that we may not be able to sell equity securities at an acceptable price to meet future funding requirements.

In February 2025, we raised gross proceeds of $110.0 million through the issuance of Convertible Senior Notes due August 15, 2030, as further described in Note 10 to the consolidated financial statements. In connection with the offering, we entered into separate Capped Call Transactions intended to offset potential dilution upon conversion of the Convertible Notes. These transactions, which are subject to customary anti-dilution adjustments, cover the aggregate number of shares of common stock initially underlying the Convertible Notes.

Commodity Price Risk

We produce and sell gold and silver. Changes in the market price of gold and silver have and will in the future significantly affect the results of our operations and cash flows. Changes in the price of gold and silver could materially affect our revenues. Based on our revenues from gold and silver sales of $197.6 million for the full year December 31, 2025, a 10% change in the price of gold and silver would have had an impact of approximately $19.8 million on our revenues. Changes in the price of gold and silver can also affect the provisionally priced sales that we make under sales agreements. At December 31, 2025, we had no gold or silver sales subject to provisional pricing at our 100% owned operations.

We have in the past and may in the future hold a portion of our treasury in gold and silver bullion, where the value is recorded at the lower of cost or market. Gold and silver prices will affect the value of any bullion that we hold in treasury. We do not hedge any of our sales and are therefore subject to all changes in commodity prices.

Credit Risk

We may be exposed to credit loss through our precious metals and doré sales agreements with financial institutions and refineries if these customers are unable to make payment in accordance with the terms of the agreements. However, based on the history and the financial condition of our counterparties, we do not anticipate that any of our customers will default on their obligations. As of December 31, 2025, we do not believe we have any significant credit exposure associated with precious metals and our doré sales agreements.

In Nevada and Ontario, Canada we are required to provide security to cover our projected reclamation costs. As at December 31, 2025, we have surety bonds of $48.2 million in place to satisfy bonding requirements for this purpose. The bonds have an annual fee of 2.4% of their value and require an average deposit of 7.2% of the amount of the bond. Although we do not believe we have any significant credit exposure associated with these bonds or the deposit, we are exposed to the risk that the surety may default in returning our deposit or that the surety bonds may no longer be accepted by the governmental agencies as satisfactory reclamation coverage, in which case we would be required to replace the surety bonding with cash.

Interest rate risk

Our outstanding debt consists of the $110.0 million convertible notes due 2030, the $20.0 million term loan facility, and various equipment leases. As the convertible notes and term loan have fixed coupons, we do not have any significant exposure to interest rate risks.

Inflationary Risk

Argentina has experienced a significant amount of inflation over the last ten years and has now been classified as a hyperinflationary economy. ASC 830 defines a hyperinflationary economy as one where the cumulative inflation rate exceeds 100% over the last three years which precede the reporting period. In this scenario, ASC 830 requires companies to change the functional currency of its foreign subsidiaries operating in a hyperinflationary economy, to match the company's reporting currency. In our case, the functional currency of all our Argentine subsidiaries has always been our reporting currency, the U.S. dollar. As such, we do not expect the classification of Argentina's economy as a hyperinflationary economy, to change our financial reporting methodology.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Board of Directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control over financial reporting processes and systems, no matter how well designed, have inherent limitations. Therefore, even processes and systems deemed to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based upon its assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective based upon those criteria.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. Ernst & Young LLP's report on our internal control over financing reporting as of December 31, 2025 can be found under *Item 8, Financial Statements and Supplementary Data*.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of McEwen Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of McEwen Inc. (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 16, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of Material on Leach Pad

Description of the Matter

As of December 31, 2025, the carrying value of the Company's inventories was $47 million, of which $31 million related to material on the leach pad as disclosed in Note 7 to the consolidated financial statements. As discussed in Note 2 to the consolidated financial statements, material on leach pads is accounted for using the weighted average cost method and is carried at the lower of average cost or net realizable value. Costs are attributed to the mineralized material on leach pads based on current mining and processing costs incurred related to the ore on the pad. Costs are removed from the leach pad inventory based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. The estimate of recoverable gold on the leach pads is calculated from the quantities of mineralized material placed on the leach pads, the grade of mineralized material placed on the leach pads and a recovery percentage. The significant assumption used by management in the valuation of the leach pad inventory is the recovery percentage, which is a subjective and complex estimate.

Auditing management's estimate of the recoverable gold on the leach pad was complex due to the subjective nature of the assumptions used in the calculation.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the quantities of material placed on the leach pad, the grade determination, and the recovery percentage to assess whether the estimate of recoverable gold on the leach pad was appropriate.

To test the valuation of material on the leach pad, our audit procedures included, among others, assessing the competence and objectivity of management's specialists by evaluating their professional qualifications, experience, and their use of accepted industry practices. In addition, we involved our mining specialist to assess the appropriateness of the methods employed in calculating the estimate of recoverable gold on the leach pad to evaluate if it was developed in line with common industry practices. We also evaluated the methodologies used for the determination of the estimate of recoverable gold on the leach pad by understanding the quantities of ore placed on the leach pad, timing of the leaching cycle, the grade determination and recovery percentage with the assistance of our mining specialist. We reperformed management's calculation of material on the leach pad to test mathematical accuracy. We assessed the adequacy of the Company's disclosures in Note 2 and Note 7 related to the valuation of the material on leach pad.

Income Taxes - Valuation Allowance for Deferred Tax Asset in the United States

Description of the Matter	As described in Note 19 to the consolidated financial statements, at December 31, 2025, the Company had gross deferred tax assets of $141 million, reduced by a $116 million valuation allowance. Deferred tax assets are reduced by a valuation allowance if, based upon the weight of all available evidence both positive and negative, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.
	Management's analysis of the realizability of its deferred tax assets was significant to our audit because the assessment process related to the realizability of these deferred tax assets is complex with respect to the application of income tax laws, and involves judgments that include projections of future taxable income.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls relating to the realizability of deferred tax assets, including controls over management's projections of future taxable income, and valuation allowance assessment under ASC 740 *Income Taxes*.
	To test management's assessment of the realizability of its deferred tax assets, our audit procedures included, among others, evaluation of the assumptions used by the Company to develop projections of future taxable income and testing the completeness and accuracy of the underlying data used in its projections. We involved our mining specialist in understanding future production levels, operating and capital cost estimates included in the forecast. We involved our tax professionals to evaluate the Company's application of tax laws in the Company's projections of future taxable income. We reperformed management's calculation of the valuation allowance release to test mathematical accuracy. We assessed the adequacy of the Company's disclosures in Note 19 related to the valuation allowance for deferred tax assets in the United States.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company's auditor since 2016.

Toronto, Canada
March 16, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of McEwen Inc.

Opinion on Internal Control Over Financial Reporting

We have audited McEwen Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the "COSO criteria"). In our opinion, McEwen Inc. (the "Company") maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) , the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 16, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 16, 2026

McEWEN INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. dollars, except per share amounts)

		Year ended December 31,				
		2025		2024		2023
Revenue from gold and silver sales	$	**197,553**	$	174,477	$	166,231
Production costs applicable to sales		**(122,760)**		(113,313)		(119,230)
Depreciation and depletion		**(27,229)**		(30,229)		(29,221)
Gross profit		**47,564**		30,935		17,780
OTHER OPERATING INCOME (EXPENSES):						
Advanced projects		**(7,961)**		(7,152)		(82,637)
Exploration		**(22,196)**		(16,546)		(20,167)
General and administrative		**(26,695)**		(17,165)		(15,449)
Loss from investment in McEwen Copper Inc. (Note 9)		**(25,547)**		(46,977)		(57,821)
Income from investment in Minera Santa Cruz S.A. (Note 9)		**41,125**		9,021		62
Depreciation		**(620)**		(634)		(1,138)
Reclamation and remediation		**(3,017)**		(2,054)		(2,693)
		(44,911)		(81,507)		(179,843)
Operating income (loss)		**2,653**		(50,572)		(162,063)
OTHER INCOME (EXPENSES):						
Interest and other finance (expenses) income, net		**(7,217)**		(4,595)		36,918
Other income (expenses) (Note 18)		**10,724**		2,651		(29,976)
Dilution gain from investments in McEwen Copper Inc. (Note 9)		**789**		5,777		—
Gain on deconsolidation of McEwen Copper Inc. (Note 9)		**—**		—		222,157
Total other income		**4,296**		3,833		229,099
Income (loss) before income and mining taxes		**6,949**		(46,739)		67,036
Income and mining tax recovery (expense) (Note 19)		**27,485**		3,048		(33,859)
Net income (loss) after income and mining taxes		**34,434**		(43,691)		33,177
Net loss attributable to non-controlling interests		**—**		—		22,122
Net income (loss) and comprehensive income (loss) attributable to McEwen shareholders	$	**34,434**	$	(43,691)	$	55,299
Net income (loss) per share (Note 14):						
Basic	$	**0.64**	$	(0.86)	$	1.16
Diluted	$	**0.59**	$	(0.86)	$	1.16
Weighted average common shares outstanding (thousands) (Note 14):						
Basic		**54,046**		51,021		47,544
Diluted		**65,560**		51,021		47,544

The accompanying notes are an integral part of these consolidated financial statements.

McEWEN INC.
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2025	As at December 31, 2024
ASSETS		
Current assets:		
Cash and cash equivalents (Note 4)	$ 51,015	$ 13,692
Marketable securities (Note 5)	21,114	1,617
Receivables, prepaids and other current assets (Note 6)	5,752	7,486
Due from McEwen Copper Inc. (Note 15)	3,169	286
Inventories (Note 7)	26,836	18,111
Total current assets	107,886	41,192
Mineral property interests and plant and equipment, net (Note 8)	227,208	210,922
Equity method investments (Note 9)	428,641	400,801
Due from McEwen Copper Inc. (Note 15)	6,052	—
Deferred tax assets (Note 19)	25,591	—
Inventories (Note 7)	20,560	7,834
Restricted cash (Note 4)	4,246	3,772
Other assets	34	102
TOTAL ASSETS	$ 820,218	$ 664,623
LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 44,911	$ 28,448
Reclamation and remediation liabilities (Note 12)	6,473	4,988
Contract liability (Note 17)	7,549	3,544
Flow-through share premium (Note 13)	974	5,447
Tax liabilities (Note 19)	2,976	4,478
Lease liabilities (Note 10)	926	788
Total current liabilities	63,809	47,693
Long-term debt, net of issuance costs (Note 11)	126,168	40,000
Reclamation and remediation liabilities (Note 12)	39,384	41,075
Deferred tax liabilities (Note 19)	40,328	36,630
Lease liabilities (Note 10)	1,088	1,323
Other liabilities	3,204	2,927
Total liabilities	$ 273,981	$ 169,648
Shareholders' equity:		
Common shares: 55,517 as at December 31, 2025, and 53,054 as at December 31, 2024 issued and outstanding (in thousands) (Note 13)	$ 1,821,530	$ 1,804,702
Accumulated deficit	(1,275,293)	(1,309,727)
Total shareholders' equity	546,237	494,975
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$ 820,218	$ 664,623

The accompanying notes are an integral part of these consolidated financial statements.

McEWEN INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands of U.S. dollars and shares)

	Common Shares and Additional Paid-in Capital		Accumulated	Non-controlling	
	Shares	Amount	Deficit	Interests	Total
Balance, December 31, 2022.	47,428	$ 1,644,144	$ (1,321,335)	$ 33,465	$ 356,274
Stock-based compensation.	66	605	—	—	605
Restricted shares issued.	43	366	—	—	366
Proceeds from McEwen Copper Inc. financing	—	109,913	—	75,477	185,390
Sale of flow-through shares (Note 13).	1,903	13,428	—	—	13,428
Net loss and comprehensive loss	—	—	55,299	(22,122)	33,177
McEwen Copper Inc. deconsolidation (Note 9).	—	—	—	(86,820)	(86,820)
Balance, December 31, 2023.	49,440	$ 1,768,456	$ (1,266,036)	$ —	$ 502,420
Stock-based compensation	241	3,244	—	—	3,244
Exercise of warrants	1	9	—	—	9
Sale of flow-through shares (Note 13).	1,533	14,374	—	—	14,374
Shares issued to acquire Timberline Resources Corporation	1,839	17,706	—	—	17,706
Warrants assumed in acquisition of Timberline Resources Corporation	—	913	—	—	913
Net loss and comprehensive loss	—	—	(43,691)	—	(43,691)
Balance, December 31, 2024.	53,054	$ 1,804,702	$ (1,309,727)	$ —	$ 494,975
Stock-based compensation.	533	7,251	—	—	7,251
Exercise of warrants	85	610	—	—	610
Investment in Goliath Resources Limited (Note 5)	868	6,068	—	—	6,068
Investment in Paragon Advanced Labs Inc. (Note 9)	709	13,719	—	—	13,719
Purchase of capped call options (Note 11).	—	(15,114)	—	—	(15,114)
Shares issued for debt refinancing (Note 11).	53	400	—	—	400
Sale of flow-through shares (Note 13).	215	3,894	—	—	3,894
Net income and comprehensive income	—	—	34,434	—	34,434
Balance, December 31, 2025.	55,517	$ 1,821,530	$ (1,275,293)	$ —	$ 546,237

The accompanying notes are an integral part of these consolidated financial statements.

McEWEN INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

		Year ended December 31,				
		2025		2024		2023
Cash flows from operating activities:						
Net income (loss)	$	**34,434**	$	(43,691)	$	33,177
Adjustments to reconcile net loss from operating activities:						
Loss from investment in McEwen Copper Inc. (Note 9)		**25,547**		46,977		57,821
Income from investment in Minera Santa Cruz S.A. (Note 9)		**(41,125)**		(9,021)		(62)
Depreciation, amortization and depletion		**27,849**		30,863		30,359
Gain on marketable securities (Note 5)		**(12,849)**		(286)		(10,684)
Foreign exchange (gain) loss		**(235)**		656		48,977
Reclamation accretion and adjustments to estimate		**3,861**		864		2,693
Income and mining tax (recovery) expense (Note 19)		**(22,291)**		(6,976)		37,018
Flow through premium amortization (Note 13)		**(5,649)**		(2,304)		(4,045)
Stock-based compensation		**3,713**		3,244		971
Dilution gain from investments in McEwen Copper Inc. (Note 9)		**(789)**		(5,777)		—
Gain on deconsolidation of McEwen Copper Inc. (Note 9)		**—**		—		(222,157)
Amortization of debt issuance costs		**697**		—		—
Other		**437**		349		—
Changes in non-cash working capital items:						
Change in inventories		**(18,901)**		(711)		4,554
Change in other assets related to operations		**(2,077)**		3,067		(81)
Change in accounts payable and accrued liabilities		**13,016**		5,792		(19,865)
Change in contract liability		**4,005**		3,543		(6,151)
Change in other liabilities related to operations		**(2,778)**		2,865		7,838
Cash provided by (used in) operating activities	$	**6,865**	$	29,454	$	(39,637)
Cash flows from investing activities:						
Additions to mineral property interests and plant and equipment	$	**(44,639)**	$	(43,095)	$	(26,099)
Advances to related parties - McEwen Copper Inc. (Note 14)		**(5,056)**		—		—
Investment in marketable securities (Note 5)		**(2,154)**		(366)		(34,157)
Dividends received from Minera Santa Cruz S.A. (Note 9)		**2,246**		—		—
Proceeds from sale of marketable securities		**1,574**		—		—
Investment in McEwen Copper Inc. (Note 9)		**—**		(14,000)		—
Proceeds from sale of investment in McEwen Copper Inc.		**—**		—		6,032
Cash outflow on McEwen Copper Inc. deconsolidation		**—**		—		(45,708)
Notes receivable from Timberline		**—**		(1,880)		—
Cash and restricted cash received from acquisition of Timberline (Note 20)		**—**		1,131		—
Other		**—**		164		295
Cash used in investing activities	$	**(48,029)**	$	(58,046)	$	(99,637)
Cash flows from financing activities:						
Proceeds from senior convertible notes (Note 10)		**110,000**		—		—
Purchase of capped call options (Note 10)		**(15,114)**		—		—
Convertible notes financing costs (Note 10)		**(4,123)**		—		—
Principal repayment on long-term debt (Note 11)		**(20,000)**		—		(25,000)
Issuance of flow-through common shares, net of issuance costs (Note 13)		**4,868**		20,424		13,428
Proceeds from McEwen Copper Inc. financing		**—**		—		185,390
Proceeds from exercise of stock options		**3,538**		—		—
Proceeds from exercise of warrants		**610**		9		—
Payment of finance lease obligations		**(1,053)**		(1,231)		(1,636)
Cash provided by financing activities	$	**78,726**	$	19,202	$	172,182
Effect of exchange rate change on cash and cash equivalents		**235**		(656)		(48,977)
Increase in cash, cash equivalents and restricted cash		**37,797**		(10,046)		(16,069)
Cash, cash equivalents and restricted cash, beginning of period		**17,464**		27,510		43,579
Cash, cash equivalents and restricted cash, end of period	$	**55,261**	$	17,464	$	27,510

Supplemental disclosure of cash flow information:

Cash received (paid) during the period:

Interest paid	$	**(5,067)**	$	(3,911)	$	(4,728)
Interest received		**1,126**		636		34,680
Taxes paid		**(1,977)**		(712)		(1,410)

Non-cash investing activities:

Mineral property additions in accounts payable and accrued liabilities		**(3,448)**		—		—

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 NATURE OF OPERATIONS

McEwen Inc. (the "Company"), through its predecessor entity, US Gold Corporation, was organized under the laws of the State of Colorado on July 24, 1979. Effective July 7, 2025, the Company changed its name from McEwen Mining Inc. to McEwen Inc. The Company is engaged in the production and sale of gold and silver, as well as the development and exploration of copper, gold, and silver mineral properties across North and South America.

The Company operates in the United States, Canada, Mexico and Argentina. The Company owns a 100% interest in the Gold Bar gold mine in Nevada, the Fox Complex in Ontario, Canada, the El Gallo Project in Mexico and a portfolio of exploration properties in Nevada, Canada, Mexico and Argentina. As of December 31, 2025, the Company also owns a 46.3% interest in McEwen Copper Inc. ("McEwen Copper"), owner of the Los Azules copper project in San Juan, Argentina, a 49.0% interest in Minera Santa Cruz S.A. ("MSC"), owner of the producing San José silver-gold mine in Santa Cruz, Argentina, which is operated by the joint venture majority owner Hochschild Mining plc., and a 27.0 % interest in Paragon Advanced Labs Inc. ("Paragon"), a provider of advanced analytical services to the mining industry. The Company reports its investments in McEwen Copper, MSC and Paragon under the equity method of accounting.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates:

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of the Company's consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to environmental reclamation and closure obligations; asset useful lives utilized for depletion, depreciation, amortization and accretion calculations; fair value of equity investments and the impairment test; recoverable gold in leach pad inventory; current and long-term inventory; mine development capitalization costs; the collectability of sales taxes receivable; the amount of mineral reserves; life of mine; valuation allowances for deferred tax assets, and income and mining tax provisions. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates.

References to "CAD" refers to Canadian Dollar, "USD" refers to United States Dollar, "MXN" refers to Mexican Peso, and "ARS" refers to Argentine Peso.

Basis of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. Intercompany accounts and transactions have been eliminated. Investments over which the Company exerts significant influence but does not control through majority ownership are accounted for using the equity method of accounting, as described in *Investments,* below.

Cash and Cash Equivalents and Restricted Cash:

The Company considers cash in banks, deposits in transit, and highly liquid term deposits with remaining maturities of three months or less at the date of acquisition to be cash and cash equivalents. Because of the short maturity of these instruments, the carrying amounts approximate their fair value. The Company classifies restricted cash between short-term and long-term based on the restrictions.

Investments:

The Company accounts for investments over which it exerts significant influence but does not control through majority ownership using the equity method of accounting pursuant to ASC ("Accounting Standards Codification") Topic 323, *Investments – Equity Method and Joint Ventures*. Under the equity method, the Company's investment is initially recognized at cost in the *Consolidated Balance Sheets* and subsequently increased or decreased to recognize the Company's share of income and losses of the investee, dividends received from the investee and impairment losses after the initial recognition date. The Company's share of income and losses of the investee and impairment losses are recognized in the *Consolidated Statements of Operations and Comprehensive Income (Loss)* ("*Statement of Operations*") during the period. The Company presents distributions received from investees in the *Consolidated Statements of Cash Flows* based on the cumulative earnings approach. The Company evaluates the equity method investments for impairment under ASC 323-35-31 and ASC 323-35. An impairment loss on the equity method investments is recognized as an operating expense when the decline in value is determined to be other-than-temporary. The Company assesses significant influence on an ongoing basis. Changes in ownership are accounted for under ASC 323-10-35 and ASC 323-10-40. Decreases in ownership resulting from the issuance of shares by the investee to other investors are recorded as a sale of shares, with a dilution gain or loss recorded in the *Statement of Operations.*

The Company's investments in marketable equity securities and warrants are measured at fair value at each period end with changes in fair value recognized in net income (loss) in the *Statement of Operations* in accordance with ASU 2016-01 with reference to further updates in Accounting Standards Update ("ASU") 2018-03, ASU 2019-04, and ASU 2020-01.

Stockpiles, Material on Leach Pads, In-process Inventory, Precious Metals Inventory and Materials and Supplies:

Stockpiles, material on leach pads, in-process inventory, precious metals inventory and materials and supplies (collectively, "Inventories") are accounted for using the weighted average cost method and are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and bring the product to a saleable form. Write-downs of Inventories resulting from net realizable value impairments are reported as a component of production costs applicable to sales. The current portion of Inventories is determined based on the expected amounts to be processed and/or recovered within the next twelve months of the *Consolidated Balance Sheet* date, with the remaining portion, if any, classified as long-term.

Stockpiles represent mineralized material extracted from the mine and available for processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, an estimate of the contained metals (based on assay data) and the estimated metallurgical recovery rates. Costs are allocated to stockpiles based on current mining costs incurred including applicable overhead relating to mining operations. Material is removed from the stockpile at an average cost per tonne.

Mineralized material on leach pads is the material that is placed on pads where it is treated with a chemical solution that dissolves the gold contained in the mineralized material over a period of time. Costs are attributed to the mineralized material on leach pads based on current mining costs and processing costs incurred related to the ore on the pad. Costs are removed from the leach pad inventory based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. The estimates of recoverable gold on the leach pads are calculated from the quantities of mineralized material placed on the leach pads (measured tonnes added to the leach pads), the grade of mineralized material placed on the leach pads (based on assay data) and a recovery percentage.

While the quantities of recoverable gold placed on the leach pads are periodically reconciled by comparing the grades of ore placed on the pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored, and the engineering estimates are refined based on actual results over time.

In-process inventories represent materials that are currently in the process of being converted to a saleable product. In-process material is measured based on assays of the material from the various stages of processing. Costs are allocated to in-process inventories based on the costs of the material fed into the process attributable to the source material coming from the mines, stockpiles and/or leach pads plus the in-process conversion costs incurred to that point in the process.

Precious metal inventories include gold and silver doré and bullion that is unsold and held at the Company's or the refinery's facilities. Costs are allocated to precious metal inventories based on costs of the respective in-process inventories incurred prior to the refining process plus applicable refining costs.

Materials and supplies inventories are comprised of chemicals, reagents, spare parts and consumable parts used in operating and other activities. Cost includes applicable taxes and freight.

Proven and Probable Reserves:

The definition of proven and probable reserves is set forth in SEC Regulation S-K Item 1300 ("S-K 1300"). Proven mineral reserves are the economically mineable part of a measured mineral resource. For a proven mineral reserve, the qualified person has a high degree of confidence in the results obtained from the application of modifying factors and in the estimates of tonnage and grade or quality. A proven mineral reserve can only result from the conversion of a measured mineral resource. Probable mineral reserves are the economically mineable part of an indicated and, in some cases, measured mineral resource. For a probable mineral reserve, the qualified person's confidence in the results obtained from the application of the modifying factors and in the estimates of tonnage and grade or quality is lower than what is sufficient for a classification as a proven mineral reserve, but is still sufficient to demonstrate that, at the time of reporting, extraction of the mineral reserve is economically viable under reasonable investment and market assumptions. The lower level of confidence is due to higher geologic uncertainty when the qualified person converts an indicated mineral resource to a probable reserve or higher risk in the results of the application of modifying factors at the time when the qualified person converts a measured mineral resource to a probable mineral reserve. A qualified person must classify a measured mineral resource as a probable mineral reserve when his or her confidence in the results obtained from the application of the modifying factors to the measured mineral resource is lower than what is sufficient for a proven mineral reserve.

Mineral Property Interests and Plant and Equipment:

Mineral property interests: Mineral property interests represent capitalized expenditures related to the development of mineral properties and arising from acquisitions. The amount capitalized for an acquired mineral property represents its fair value at the time of acquisition, either as an individual asset purchase or as a part of a business combination.

Development costs include engineering and metallurgical studies, drilling and related costs to delineate an ore body, removal of overburden to initially expose an ore body at open pit surface mines ("pre-stripping"), and building access paths and other infrastructure to gain access to the ore body at underground mines. Development costs are charged to operations as *Advanced Projects* in the year incurred until an economically viable deposit has been delineated, after which the costs are capitalized. Where multiple open pits exist at a mine, pre-stripping costs are capitalized separately for each pit. Production commences when saleable minerals, beyond a de minimis amount, are produced.

During the production phase of a mine, costs incurred to provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mineral property interest.

Drilling and related costs are capitalized for an ore body where an economically viable deposit exists and the activities are directed at obtaining additional information, providing greater definition of the ore body, or converting non-reserve mineralization to proven and/or probable reserves if the benefit is expected to be realized over a period beyond one year. All other drilling and related costs are expensed as incurred as *Exploration* or *Advanced Projects*. Exploration costs include costs incurred to identify new mineral resources, evaluate potential resources, and convert non-reserve material into proven and probable reserves. Drilling costs incurred for the purpose of operational ore control during the production stage, rather than for obtaining additional information about the ore body, are allocated to inventory costs and then expensed as a component of production costs applicable to sales once revenue from the sale of inventory is realized.

Mineral property interests are amortized upon commencement of production on a unit-of-production basis over proven and probable reserves. When a property does not contain mineralized material that satisfies the definition of proven and probable reserves, the amortization of the capitalized costs is charged to expense based on the most appropriate method, which includes the straight-line method and the units-of-production method over the total estimated production over the life of the mine, as determined by internal mine plans.

Plant and equipment: For properties where the Company has established economically viable deposits, expenditures for plant and equipment or that extend the useful lives of existing plant and equipment are capitalized and recorded at cost. The cost capitalized for plant and equipment includes borrowing costs incurred that are attributable to qualifying plant and equipment. Plant and equipment are depreciated using the straight-line method over the estimated productive life of the asset.

Construction-in-progress costs: Assets under construction are capitalized as construction-in-progress until the asset is available for its intended use, at which point costs are transferred to the appropriate category of plant and equipment or mineral property interest and amortized. The cost of construction-in-progress comprises the purchase price of the asset and any costs directly attributable to bringing it into working condition for its intended use.

For properties where the Company has not established economically viable deposits, substantially all costs, including design, engineering, construction, and installation of equipment, are expensed as incurred, unless the equipment has alternative uses, significant salvage value, or probable future benefit, in which case the equipment is capitalized at cost.

Impairment of Long-lived Assets:

The Company reviews and evaluates its long-lived assets for impairment on a quarterly basis or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Once it is determined that impairment exists, an impairment loss is measured as the amount by which the asset carrying amount exceeds its estimated fair value. For the purpose of recognition and measurement of impairment, the Company groups its long-lived assets by specific mine or project, as this represents the lowest level for which identifiable cash flows exist.

For asset groups where an impairment indicator is identified, an impairment loss is determined if the carrying amount of the asset group exceeds the estimated recoverable amount as determined using the undiscounted future net cash flows. An impairment loss, if any, is the amount by which the carrying amount exceeds the estimated discounted future net cash flows. It is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold, silver and other commodity prices, production levels and costs of capital are each subject to significant risks and uncertainties.

For asset groups where the Company is unable to determine a reliable estimate of future net cash flows, the Company adopts a market approach to estimate fair value by using a combination of observed market value per square mile and observed market value per ounce or pound of estimated mineralized material based on comparable transactions.

Reclamation and Remediation Liabilities:

Provisions for environmental rehabilitation are made in respect of the estimated future costs of closure and restoration and rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of disturbed areas) in the accounting period when the related environmental disturbance occurs. The associated asset retirement costs, including periodic adjustments, if any, are capitalized as part of the carrying amount of the long-lived asset when proven or probable reserves exist or if they relate to an acquired mineral property interest; otherwise, the costs are charged to operations. Periodic accretion is recorded to reclamation and remediation liabilities and charged to operations.

The fair value of reclamation and remediation liabilities is measured by discounting the expected cash flows adjusted for inflation, using a credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amounts of expected cash flows when reclamation and remediation liabilities are incurred, which are updated to reflect changes in facts and circumstances. Estimation of the fair value of reclamation and remediation liabilities requires significant judgment, including the amount of cash flows, timing of reclamation, inflation rate and credit risk.

Lease Accounting:

Contracts are analyzed to identify whether the contract contains an operating or financing lease according to ASC 842, *Lease Accounting*. If a contract is determined to contain a lease, the Company will include lease payments (the lease liability) and the right-of-use ("ROU") asset representing the right to the underlying asset for the lease term within the *Consolidated Balance Sheets*. Lease liabilities are disclosed as a distinct line item within the *Consolidated Balance Sheets*, whereas the ROU asset is included in mineral property interests and plant and equipment. Related depreciation and amortization expense and interest expense for finance leases and rent expense for operating leases is recorded within the *Statement of Operations*. For leases with a term of twelve months or less, an accounting policy election is made to not recognize lease assets and lease liabilities. The Company has elected to account for non-lease components as part of the lease component to which they relate.

ROU asset balances and lease liabilities are recognized at the commencement date of the lease based on the present value of the future lease payments over the lease term. The Company utilizes the incremental borrowing rate ("IBR") in determining the present value of the future lease payments. IBR represents the rate of interest that a lessee would have to pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. IBR is determined by using the average bond yield ratings for comparable companies.

Revenue Recognition:

Revenue consists of proceeds received and expected to be received for the Company's principal products: gold and silver. Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for the products. Control of the products is transferred when the buyer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the products. Product pricing is determined under the sales agreements, which are referenced against active and freely traded commodity markets, for example, the London bullion market for both gold and silver, in an identical form to the product sold.

In addition to selling refined bullion at spot prices, the Company has doré purchase agreements in place with refiners and traders. Under the agreements, the Company has the option to sell up to 100% of the gold and silver contained in doré bars prior to the completion of refining by the third-party refiner. The Company has an option to sell the gold on a spot basis, on a forward basis and on a supplier advance basis.

Revenue is recognized when the Company has provided irrevocable instructions to the refiner to transfer to the purchaser the refined ounces sold upon final processing, and when payment of the purchase price for the purchased doré or bullion has been made in full by the purchaser.

Foreign Currency:

The functional currency for the Company's operations is the U.S. dollar. All monetary assets and liabilities denominated in a currency that is not the U.S. dollar are translated at current exchange rates at each *Consolidated Balance Sheet* date, and the resulting adjustments are included in a separate line item under other income (expense). Revenues and expenses in foreign currencies are translated at the average monthly exchange rates for the corresponding period.

Stock-based Compensation:

The Company accounts for stock options at fair value as prescribed in ASC 718, *Stock-Based Compensation.* The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model and provides for expense recognition over the service period, if any, of the stock option. The Company's estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behavior and estimates of forfeitures.

Flow-through Common Shares:

Current Canadian tax legislation permits mining entities to issue flow-through common shares to investors by which the deductions for tax purposes related to resource exploration and evaluation expenditures may be claimed by investors instead of the entity, subject to a renouncement process. Under ASC 740, *Income Taxes,* proceeds from the issuance of flow-through common shares are allocated first to the common stock based on the underlying quoted price of shares and the residual amount is allocated to the sale of tax benefits, which is classified as a liability. After the sale of the shares, as the Company incurs qualifying exploration and evaluation expenditures to fulfill its obligation, the liability is drawn down and the sale of tax benefits is recognized in the *Statement of Operations* as a reduction of deferred tax expense.

Income and Mining Taxes:

Income and Mining Taxes. The Company accounts for income and mining taxes under ASC 740 using the liability method. Under this method, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of assets and liabilities, as well as for carry-forwards. Deductible temporary differences and carry-forwards give rise to deferred tax assets, whereas taxable temporary differences give rise to deferred tax liabilities. Deferred taxes are measured using the enacted statutory tax rates expected to apply when the temporary differences reverse. The income tax expense (recovery) for a period includes the change in the net deferred tax asset or liability (inclusive of any valuation allowance). The Company records a valuation allowance to reduce deferred tax assets to the amount that is more-likely-than-not to be realized based on the weight of available positive and negative evidence.

Per Share Amounts:

Basic income or loss per share is computed by dividing income or loss available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted income per share reflects the potential dilution of securities that could share in the earnings of the Company and is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents outstanding for stock options and warrants. The if-converted method is applied to the convertible senior unsecured notes. Only those instruments that result in a reduction in income per share are included in the calculation of diluted income per share.

Loans and Borrowings:

Borrowings are recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the *Statement of Operations* over the period to maturity using the effective interest method. Borrowing costs directly attributable to the acquisition, construction, or production of a qualifying asset (i.e., an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalized as part of the cost of the asset. All other borrowing costs are expensed in the period they occur.

Fair Value of Financial Instruments:

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

New Accounting Pronouncements Not Yet Adopted:

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*. Amended guidance requires more detailed disclosures about the nature of significant expenses included in the Statements of Operations. The amendments are effective prospectively for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early and retrospective adoption are permitted. The Company is currently evaluating the impact of adopting the ASU on the financial statements and related disclosures.

Recently Adopted Accounting Pronouncements and Securities and Exchange Commissions Rules:

Improvement to income tax disclosure: In December 2023, the FASB issued ASU 2023-09, which requires enhanced income tax disclosures, including disaggregated information within the effective tax rate reconciliation and additional information regarding income taxes paid that meet certain quantitative thresholds. The Company adopted ASU 2023-09 on a prospective basis for the year ended December 31, 2025 and has included the required disclosures in Note 19. As the standard impacts presentation and disclosure only, its adoption did not affect the Company's consolidated financial position.

NOTE 3 OPERATING SEGMENT REPORTING

McEwen Inc. is a mining and minerals production and exploration company focused on precious and base metals in the United States, Canada, Mexico, and Argentina. The chief operating decision-maker ("CODM") is the executive leadership team of the Company. The CODM reviews operating results, assesses performance and makes decisions about allocation of resources to these segments at the geographic region level, by major mine/project where the economic characteristics of the individual mines or projects within a geographic region are not alike, or by investee for those which are considered a reportable segment. As a result, these operating segments also represent the Company's reportable segments.

The CODM reviews segment income or loss, defined as gold and silver sales less production costs applicable to sales, depreciation and depletion, advanced projects, and exploration costs and an allocation of other segment items for all segments except for the McEwen Copper and MSC segments, which are evaluated based on the attributable equity income or loss pickup. The CODM uses segment gross profit (loss) and profit (loss) before taxes, or income (loss) from equity method investments, to allocate resources (including employees, property, and financial or capital resources) for each segment. The CODM predominantly considers such measures in the annual budget and forecasting process. The CODM considers budget-to-actual variances for operating segments on a quarterly basis to support resource allocation and performance evaluation.

Gold and silver sales and production costs applicable to sales for the reportable segments are reported net of intercompany transactions. Capital expenditures include costs capitalized in mineral property interests and plant and equipment in the respective periods.

Significant information relating to the Company's reportable operating segments for the periods presented is summarized in the tables below:

Year ended December 31, 2025	**USA**	**Canada**	**Mexico**	**MSC**	**McEwen Copper**	**Total**
Revenue from gold and silver sales	**$ 116,706**	**$ 76,038**	**$ 4,809**	**$ —**	**$ —**	**$ 197,553**
Production costs applicable to sales [(1)]	**(68,099)**	**(52,802)**	**(1,859)**	**—**	**—**	**(122,760)**
Depreciation and depletion [(1)]	**(7,072)**	**(20,157)**	**—**	**—**	**—**	**(27,229)**
Gross profit	**41,535**	**3,079**	**2,950**	**—**	**—**	**47,564**
Advanced projects [(1)]	**—**	**(2,504)**	**(5,457)**	**—**	**—**	**(7,961)**
Exploration [(1)]	**(11,973)**	**(10,223)**	**—**	**—**	**—**	**(22,196)**
Income (loss) from equity method investments [(2)]	**—**	**—**	**—**	**41,125**	**(25,547)**	**15,578**
Other segment items [(3)]	**(4,808)**	**(6,152)**	**(6,203)**	**—**	**—**	**(17,163)**
Segment profit (loss)	**$ 24,754**	**$ (15,800)**	**$ (8,710)**	**$ 41,125**	**$ (25,547)**	**$ 15,822**
Unallocated amounts:						
Dilution gain from investments in McEwen Copper Inc. (Note 9)						**789**
General and administrative [(4)]						**(14,571)**
Depreciation [(5)]						**(444)**
Interest and other finance expense, net						**(6,311)**
Other income						**11,664**
Income before income and mining taxes						**$ 6,949**
Capital expenditures	**$ 11,306**	**$ 36,581**	**$ 200**	**$ —**	**$ —**	**$ 48,087**

Year ended December 31, 2024	USA	Canada	Mexico	MSC	McEwen Copper	Total
Revenue from gold and silver sales	$ 105,147	$ 67,808	$ 1,522	$ —	$ —	$ 174,477
Production costs applicable to sales [(1)]	(63,547)	(49,766)	—	—	—	(113,313)
Depreciation and depletion [(1)]	(12,657)	(17,572)	—	—	—	(30,229)
Gross profit	28,943	470	1,522	—	—	30,935
Advanced projects [(1)]	—	—	(7,152)	—	—	(7,152)
Exploration [(1)]	(8,420)	(8,126)	—	—	—	(16,546)
Income (loss) from equity method investments [(2)]	—	—	—	9,021	(46,977)	(37,956)
Other segment items [(3)]	(1,968)	334	(3,644)	—	—	(5,278)
Segment profit (loss)	$ 18,555	$ (7,322)	$ (9,274)	$ 9,021	$ (46,977)	$ (35,997)
Unallocated amounts:						
Dilution gain from investments in McEwen Copper Inc. (Note 9)						5,777
General and administrative [(4)]						(13,303)
Depreciation [(5)]						(475)
Interest and other finance expense, net						(3,033)
Other income						292
Loss before income and mining taxes						$ (46,739)
Capital expenditures	$ 17,789	$ 23,288	$ 2,018	$ —	$ —	$ 43,095

Year ended December 31, 2023	USA	Canada	Mexico	MSC	McEwen Copper (6)	Total
Revenue from gold and silver sales	$ 83,409	$ 81,295	$ 1,527	$ —	$ —	$ 166,231
Production costs applicable to sales (1)	(67,335)	(51,895)	—	—	—	(119,230)
Depreciation and depletion (1)	(7,130)	(22,091)	—	—	—	(29,221)
Gross profit	8,944	7,309	1,527	—	—	17,780
Advanced projects (1)	—	—	(6,292)	—	(76,345)	(82,637)
Exploration (1)	(6,225)	(13,556)	—	—	(386)	(20,167)
Income (loss) from equity method investments (2)	—	—	—	62	(57,821)	(57,759)
Other segment items (3)	(1,891)	(220)	(5,002)	—	7,484	371
Segment profit (loss)	$ 828	$ (6,467)	$ (9,767)	$ 62	$ (127,068)	$ (142,412)
Unallocated amounts:						
Gain on deconsolidation of McEwen Copper Inc.						222,157
General and administrative (4)						(7,335)
Depreciation (5)						(510)
Interest and other finance expense, net						(5,598)
Other income						734
Income before income and mining taxes						$ 67,036
Capital expenditures	$ 9,028	$ 9,131	$ 1,258	$ —	$ 6,781	$ 26,198

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to CODM.
(2) Operating results of MSC and McEwen Copper on a 100% basis are presented in Note 9 – Equity Method Investments.
(3) Other segment items include:
  a. General and administrative expenses attributable to the segment
  b. Depreciation unrelated to production activities of the segment
  c. Accretion expense
  d. Interest (other than on long-term debt)
  e. Other (income) expenses
  f. Foreign currency loss (gain)
(4) General and administrative expenses are comprised primarily of corporate expenses not attributable to any reporting segment.
(5) Depreciation is attributable to corporate assets and other non-productive assets.
(6) Includes the consolidated results for McEwen Copper for the period from January 1, 2023 to October 10, 2023 and the loss from the equity-accounted investment for the period from October 11, 2023 to December 31, 2023.

Geographic Information

Geographic information includes the following long-lived assets balances and revenues presented for the Company's operating segments:

	Non-current Assets		Revenue (1)		
	December 31,	December 31,	Year ended December 31,		
	2025	2024	**2025**	2024	2023
USA	**$ 114,644**	$ 100,488	**$ 116,706**	$ 105,147	$ 83,409
Canada (2)	**125,364**	89,822	**76,038**	67,808	81,295
Mexico	**25,759**	32,320	**4,809**	1,522	1,527
Argentina (3)(4)	**414,922**	400,801	**—**	—	—
Total consolidated	**$ 680,689**	$ 623,431	**$ 197,553**	$ 174,477	$ 166,231

(1) Presented based on the location from which the product originated.
(2) Includes investment in Paragon Advanced Labs Inc. of $13.7 million as of December 31, 2025 (December 31, 2024 – $nil).
(3) Includes investment in MSC of $140.7 million as of December 31, 2025 (December 31, 2024 – $101.9 million).
(4) Includes investment in McEwen Copper of $274.2 million as of December 31, 2025 (December 31, 2024 – $298.9 million).

As gold and silver can be sold through numerous gold and silver markets worldwide, the Company is not economically dependent on a limited number of customers for the sale of its product. The following is a summary of revenue from gold and silver sales for significant customers for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,		
	2025	2024	2023
Auramet International LLC ("Auramet").	$ 130,944	$ 56,869	$ 136,911
Asahi Refining Inc.	63,444	112,298	24,639
Other	3,165	5,310	4,681
Revenue from gold and silver sales	$ 197,553	$ 174,477	$ 166,231

NOTE 4 CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

The following table provides a reconciliation of cash and cash equivalents, and restricted cash reported within the *Consolidated Balance Sheets* that sum to the total of the same such amounts shown in the *Consolidated Statements of Cash Flows*:

	December 31, 2025	December 31, 2024	December 31, 2023
Cash and cash equivalents	$ 51,015	$ 13,692	$ 23,020
Restricted cash in non-current assets	4,246	3,772	4,490
Total cash and cash equivalents and restricted cash.	$ 55,261	$ 17,464	$ 27,510

Amounts classified as restricted cash in long term assets relate to bonding requirements for environmental reclamation obligations.

NOTE 5 MARKETABLE SECURITIES

The Company's investment portfolio consists of marketable equity securities and warrants of certain publicly traded companies. The following is a summary of the activity in investments for the years ended December 31, 2025, 2024 and 2023:

	As at December 31, 2024	Additions/ transfers during period	Disposals/ transfers during period	Gain on securities held	As at December 31, 2025
Equity securities	$ 1,206	$ 7,690	$ (1,544)	$ 11,414	$ 18,766
Warrants	411	982	(480)	1,435	2,348
Total marketable securities	$ 1,617	$ 8,672	$ (2,024)	$ 12,849	$ 21,114

	As at December 31, 2023	Additions/ transfers during period	Disposals/ transfers during period	Gain (loss) on securities held	As at December 31, 2024
Marketable securities	$ 1,743	$ 243	$ (778)	$ (2)	$ 1,206
Warrants	—	123	—	288	411
Total marketable securities	$ 1,743	366	(778)	286	1,617

	As at December 31, 2022	Additions/ transfers during year	Disposals/ transfers during year	Gain on securities held	McEwen Copper deconsolidation	As at December 31, 2023
Marketable equity securities	$ 1,133	$ 34,157	$ —	$ 10,684	$ (44,231)	$ 1,743
Warrants	162	—	(162)	—	—	—
Total investments.	$ 1,295	$ 34,157	(162)	$ 10,684	$ (44,231)	$ 1,743

On March 10, 2025, the Company acquired 5,181,347 units of Goliath Resources Limited (TSX-V: GOT) ("Goliath Resources") in exchange for 868,056 common shares of the Company. Each unit consists of one common share and one-half of one warrant. Each whole warrant entitles the Company to purchase one common share of Goliath Resources at a price of C$2.50 for a period of twelve months following the closing of the offering, expiring on March 10, 2026. Following the closing, as at March 10, 2025, the Company held an approximate 4% ownership interest in Goliath Resources. The Company recognized a day one gain of $0.9 million on the difference between the transaction price and fair value of units received.

On March 27, 2025, the Company participated in two private placement offerings by Canadian Gold Corp (TSX-V: CGC) ("Canadian Gold"), acquiring 8,823,529 common shares and 2,941,176 units for a total investment of $1.4 million. Each unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of C$0.22 per share up to March 27, 2026. Following the closing, as at March 27, 2025, the Company held an approximate 6% ownership interest in Canadian Gold. The Company recognized a day one gain of $0.5 million on the difference between the transaction price and fair value of units received.

On April 28, 2025, the Company exercised 9,200,000 warrants of Inventus Mining Corp. (TSX-V: IVS) to acquire an equal number of common shares at an exercise price of C$0.09 per warrant, for total consideration of $0.6 million. In connection with this transaction, the Company also received 9,200,000 additional warrants of Inventus Mining Corp., each entitling the holder to acquire one common share at an exercise price of C$0.12 per share, expiring on November 6, 2026.

On July 11, 2025, the Company exercised an additional 800,000 warrants of Inventus Mining Corp. to acquire an equal number of common shares at an exercise price of C$0.09 per warrant, for total consideration of approximately $0.1 million.

NOTE 6 RECEIVABLES, PREPAIDS AND OTHER CURRENT ASSETS

Receivables, prepaids and other current assets as at December 31, 2025 and 2024 consist of the following:

	December 31, 2025	December 31, 2024
Government sales tax receivable	$ 3,071	$ 3,918
Prepaids and other assets	2,681	3,568
Receivables, prepaids and other current assets	$ 5,752	$ 7,486

In Mexico, Argentina, and Canada, sales taxes are assessed on purchases of materials and services and sales of products. Businesses are generally entitled to recover the taxes they have paid related to purchases of materials and services, either as a refund or as a credit against future taxes payable.

NOTE 7 INVENTORIES

Inventories at December 31, 2025 and 2024 consist of the following:

	December 31, 2025	December 31, 2024
Material on leach pads	$ 31,390	$ 13,453
In-process inventory	5,105	2,551
Stockpiles	3,026	1,112
Precious metals	412	2,312
Materials and supplies	7,463	6,517
	$ 47,396	$ 25,945
Less: long-term portion	(20,560)	(7,834)
Current portion	$ 26,836	$ 18,111

The Company did not have any inventory write-downs during the year ended December 31, 2025. During the year ended December 31, 2024, the Company incurred $1.8 million and $0.7 million in inventory write-downs at the Fox Complex and Gold Bar Mine Complex, respectively. Of these write-downs, a total of $2.1 million was included in production costs applicable to sales and $0.4 million was included in depreciation and depletion in the *Statement of Operations*.

NOTE 8 MINERAL PROPERTY INTERESTS AND PLANT AND EQUIPMENT

The cost and carrying value of mineral property interests and plant and equipment at December 31, 2025 and 2024 are as follows:

	December 31, 2025	December 31, 2024
Mineral property interests, cost	$ 305,642	$ 264,495
Less: accumulated depletion	(123,427)	(98,752)
Mineral property interests, carrying value	$ 182,215	$ 165,743
Plant and equipment, cost		
Land	$ 15,139	$ 12,884
Construction in progress	30,134	30,151
Plant and equipment	77,159	73,633
Subtotal	$ 122,432	$ 116,668
Less: accumulated depreciation	(77,439)	(71,489)
Plant and equipment, carrying value	$ 44,993	$ 45,179
Mineral property interests and plant and equipment, carrying value	$ 227,208	$ 210,922

Mineral property interest carrying value at December 31, 2025 and 2024 includes the following:

Name of Property/Complex	State/Province	Country	2025	2024
Fox Complex, other than Lexam	Ontario	Canada	$ 49,352	$ 37,015
Lexam Properties	Ontario	Canada	42,400	42,320
Gold Bar Mine	Nevada	United States	24,485	20,566
Tonkin Properties	Nevada	United States	5,943	5,623
Elder Creek Exploration Property - 1.25% NSR	Nevada	United States	150	150
Lookout Mountain Project	Nevada	United States	22,441	22,369
Los Azules Copper Project - 1.25% NSR	San Juan	Argentina	28,822	28,821
El Gallo	Sinaloa	Mexico	8,622	8,879
Total mineral property interests			$ 182,215	$ 165,743

Gold Bar mine mineral property interests are depleted based on the units of production method from the production commencement date over the estimated proven and probable reserves.

The definition of proven and probable reserves is set forth in S-K 1300. If proven and probable reserves exist at the Company's properties, the relevant capitalized mineral property interests and asset retirement costs are charged to expense based on the units of production method upon commencement of production. The Company's Gold Bar mine and San José properties have proven and/or probable reserves estimated in accordance with S-K 1300.

The Fox Complex is depleted and depreciated using the straight-line or units of production method over the stated mine life, as the projects do not have proven and probable reserves that conform to S-K 1300.

The Company conducts a review of potential triggering events for impairment for all its mineral projects on a quarterly basis or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. During the years ended December 31, 2025 and 2024, no impairment has been noted for any of the Company's mineral property interests.

NOTE 9 EQUITY METHOD INVESTMENTS

The Company accounts for investments over which it exerts significant influence but does not control through majority ownership using the equity method of accounting. In applying the equity method of accounting to the Company's investments in McEwen Copper, Paragon and MSC, the financial statements of Paragon and MSC, which are originally prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board, have been adjusted to conform with U.S. GAAP.

A reconciliation of the Company's equity method investments as at December 31, 2025 and 2024, is as follows:

	December 31, 2025	December 31, 2024
Investment in McEwen Copper Inc.	$ 274,189	$ 298,947
Investment in Minera Santa Cruz S.A.	140,733	101,854
Investment in Paragon Advanced Labs Inc.	13,719	—
Total equity method investments	$ 428,641	$ 400,801

Equity Method Investment in McEwen Copper

In October 2023, McEwen Copper closed on financings with FCA Argentina S.A., an Argentinian subsidiary of Stellantis N.V., and Nuton LLC, a Rio Tinto Venture ("Nuton"), issuing 1,900,000 common shares at ARS 42 billion and 152,615 common shares at $4.0 million, respectively. Additionally, the Company sold 232,000 common shares of McEwen Copper to Nuton for an aggregate purchase price of $6.0 million. Subsequent to the closing of the transactions above, the Company's ownership decreased to 47.7%. As a result, the Company concluded it no longer controlled McEwen Copper and, accordingly, deconsolidated the entity with the effective date of October 10, 2023.

As a result of the deconsolidation, the carrying amount of the various assets, liabilities and non-controlling interest of McEwen Copper were derecognized. The material amounts deconsolidated were $45.7 million of cash and cash equivalents, $44.2 million of investments, $171.9 million of mineral property interests and plant and equipment, $7.9 million of accounts payable and accrued liabilities, and $86.8 million of non-controlling interest. There were no other material impacts to the *Consolidated Balance Sheets* resulting from deconsolidation of McEwen Copper.

The remaining interest of 47.7% in McEwen Copper was accounted for under the equity method. The initial carrying amount of the equity investment in McEwen Copper of $384.0 million was determined based on recent private placements of the common shares of McEwen Copper. Due to the temporary differences between the financial reporting basis of liabilities and assets of McEwen Copper and the related tax basis for such liabilities and assets, the Company also recognized $37.8 million of deferred tax liability on its equity investments in McEwen Copper.

The Company recognized a gain on deconsolidation of approximately $222.2 million, which is included in other income on the *Statement of Operations*. McEwen Copper remains a related party to the Company after deconsolidation.

On July 12, 2024, the Company and Mr. McEwen participated in the first tranche of private placement financing for McEwen Copper, purchasing 466,667 and 166,667 common shares, respectively, for a total investment of $14.0 million and $5.0 million, respectively. Following this transaction, the Company's ownership in McEwen Copper increased from 47.7% to 48.3%. Subsequently, on October 24, 2024, McEwen Copper completed the second tranche of its offering, raising $37.0 million, which included a $35.0 million investment from Nuton. As a result, the Company's ownership in McEwen Copper decreased from 48.3% to 46.4%. The decrease in ownership was accounted for as a notional disposition of shares, resulting in a $5.8 million dilution gain recognized in earnings.

On December 11, 2025, Mr. McEwen exercised 100,000 warrants to acquire an equivalent number of common shares of McEwen Copper at a price of $35.00 per share. As a result, the Company's ownership in McEwen Copper decreased from 46.4% to 46.3%. The decrease in ownership was accounted for as a notional disposition of shares, resulting in a $0.8 million dilution gain recognized in earnings.

A summary of the operating results for McEwen Copper for the years ended December 31, 2025, 2024, and for the period from October 10, 2023 to December 31, 2023, is as follows:

		Year ended December 31,				
		2025		2024		2023
McEwen Copper (100%)						
Advanced projects	$	**(41,925)**	$	(114,544)	$	(36,475)
Other expenses		**(11,679)**		(6,196)		(4,684)
Foreign exchange gain (loss)		**(2,701)**		2,631		(99,338)
Interest and other income [1]		**1,294**		19,130		19,356
Loss before tax	$	**(55,011)**	$	(98,979)	$	(121,141)
Current and deferred taxes		**—**		—		—
Net loss	$	**(55,011)**	$	(98,979)	$	(121,141)
Portion attributable to McEwen Inc.						
Loss from investment in McEwen Copper	$	**(25,547)**	$	(46,977)	$	(57,821)

(1) Interest and other income include gains on marketable securities and other finance-related income.

Changes in the Company's investment in McEwen Copper for the years ended December 31, 2025 and 2024, are as follows:

		Year ended December 31,		
		2025		2024
Investment, beginning of period	$	**298,947**	$	326,147
Additional investment in McEwen Copper		**—**		14,000
Dilution gain		**789**		5,777
Attributable net loss from McEwen Copper		**(25,547)**		(46,977)
Investment, end of period	$	**274,189**	$	298,947

A summary of McEwen Copper's assets and liabilities as at December 31, 2025 and 2024, is as follows:

As at		December 31, 2025		December 31, 2024
Current assets	$	**7,089**	$	34,067
Total assets	$	**203,277**	$	226,329
Current liabilities	$	**(11,365)**	$	(14,656)
Total liabilities	$	**(41,759)**	$	(14,856)

As at December 31, 2025, the Company's investment in McEwen Copper exceeded its proportionate share of the underlying net assets by $199.1 million. This basis difference is attributable to equity-method goodwill and is not amortized.

Equity Method Investment in MSC

A summary of the operating results of MSC for the years ended December 31, 2025, 2024, and 2023, is as follows:

	Year ended December 31,		
	2025	2024	2023
Minera Santa Cruz S.A. (100%)			
Revenue from gold and silver sales	$ 459,545	$ 310,411	$ 254,926
Production costs applicable to sales	(248,460)	(215,065)	(177,234)
Depreciation and depletion	(52,969)	(51,188)	(58,935)
Gross profit	158,116	44,158	18,757
Exploration	(13,490)	(11,257)	(9,346)
Other expense[1]	(11,843)	(1,717)	(3,977)
Income before tax	$ 132,783	$ 31,184	$ 5,434
Current and deferred income tax recovery (expense)	(44,505)	(6,548)	3,051
Net income	$ 88,278	$ 24,636	$ 8,485
Portion attributable to McEwen Inc.			
Net income	$ 43,256	$ 12,072	$ 4,157
Amortization of fair value increments	(2,160)	(3,088)	(4,612)
Income tax recovery	29	37	517
Income from investment in MSC, net of amortization	$ 41,125	$ 9,021	$ 62

(1)   Other expenses include foreign exchange, accretion of asset retirement obligations and other finance-related expenses.

The income from investment in MSC attributable to the Company includes amortization of the fair value increments arising from the initial purchase price allocation and related income tax recovery. The income tax recovery reflects the impact of devaluation of the Argentine peso against the U.S. dollar on the peso-denominated deferred tax liability recognized at the time of acquisition, as well as income tax rate changes over the years.

Changes in the Company's investment in MSC for the years ended December 31, 2025 and 2024, are as follows:

	Year ended December 31,	
	2025	2024
Investment, beginning of period	$ 101,854	$ 93,218
Attributable net income from MSC	43,256	12,072
Amortization of fair value increments	(2,160)	(3,088)
Income tax recovery	29	37
Dividend distribution received	(2,246)	(385)
Investment, end of period	$ 140,733	$ 101,854

A summary of MSC's assets and liabilities as at December 31, 2025 and 2024, is as follows:

As at	December 31, 2025	December 31, 2024
Current assets	$ 290,704	$ 144,327
Total assets	$ 372,994	$ 233,003
Current liabilities	$ (107,930)	$ (57,373)
Total liabilities	$ (145,761)	$ (89,594)

As at December 31, 2025, the Company's investment in MSC exceeded its proportionate share of the underlying net assets by $29.4 million. This basis difference is primarily attributable to mineral property interests and amortized on a unit of production basis.

Equity Method Investment in Paragon

On December 9, 2025, the Company completed the previously announced transaction to acquire 27.32% equity interest in Paragon, a provider of advanced analytical services to the mining industry. The transaction involved a share exchange in which the Company acquired a total of 8,742,880 Paragon shares in exchange for 709,992 common shares of the Company. The total fair value of the transaction was $13.7 million, based on the Company's closing share price of $19.35 per share on December 9, 2025.

As of December 9, 2025, the carrying value of Paragon's net assets was $4.6 million, consisting of total assets of $36.9 million, including $7.3 million of current assets, and total liabilities of $32.3 million, including $9.9 million of current liabilities. The Company's investment in Paragon exceeded its proportionate share of the underlying net assets by $12.5 million. This basis difference is attributable to equity-method goodwill and is not amortized.

Subsequent to the acquisition, on December 15, 2025, an existing shareholder exercised 400,000 warrants to acquire an equivalent number of common shares of Paragon. As a result, the Company's ownership in Paragon decreased from 27.3% to 27.0%. This reduction in ownership is accounted for as a notional disposition of shares, resulting in a $0.2 million dilution loss.

Due to the timing of the availability of financial information, the Company recognizes its share of the earnings of Paragon on a three-month lag basis. The Company monitors the investee for material intervening events and concluded that no material adjustments were necessary for the period from December 9, 2025, to December 31, 2025.

NOTE 10 LEASE LIABILITIES

The Company's lease obligations include equipment, vehicles and office space. For further information on leased assets, refer to *Note 8. Mineral Property Interests and Plant and Equipment.* The terms and conditions contained in the Company's leases do not contain variable components.

Lease liabilities as at December 31, 2025 and 2024 are as follows:

	Year ended December 31,	
	2025	2024
Finance leases	$ 744	$ 897
Operating leases	1,270	1,214
Lease liabilities	$ 2,014	$ 2,111
Current portion	(926)	(788)
Long-term portion	$ 1,088	$ 1,323

Lease liabilities as at December 31, 2025 are recorded using weighted average discount rate of 6.31% for both finance and operating leases and have a weighted average remaining lease term of 1.4 years for finance leases and 3.4 years for operating leases. By comparison, as at December 31, 2024, lease liabilities were recorded at average rates of 6.58% and 6.30% for finance and operating leases, respectively, and had average remaining lease terms of one year.

During the year ended December 31, 2025, the Company recorded $0.7 million (December 31, 2024 – $0.8 million) in interest and other finance costs related to leases. A breakdown of the lease-related costs for the years ended December 31, 2025 and 2024, is as follows:

	Year ended December 31,	
	2025	2024
Finance leases:		
Amortization of ROU assets	$ 577	$ 740
Interest expense	54	78
Total	$ 631	$ 818
Operating leases:		
Rent expense	$ 71	$ 43

Minimum undiscounted lease payments as at December 31, 2025 are as follows:

	Payments due by period					
	2026	2027	2028	2029	2030	Total
	(in thousands)					
Operating lease obligation	$ 458	$ 331	$ 288	$ 192	$ —	$ 1,269
Finance lease obligations	654	156	60	—	—	870
Total minimum lease payments	$ 1,112	$ 487	$ 348	$ 192	$ —	$ 2,139
Less: Imputed interest						(125)
Total						$ 2,014

NOTE 11 DEBT

	December 31, 2025	December 31, 2024
Convertible senior unsecured notes due 2030	$ 110,000	$ —
Term loan facility	20,000	40,000
Debt issuance cost	(3,832)	—
	$ 126,168	$ 40,000
Less: current maturities of debt	—	—
Long-term debt	$ 126,168	$ 40,000

Term loan facility

On January 31, 2025, the Company amended its Third Amended and Restated Credit Agreement ("ARCA"). The amendments refinanced the outstanding $40.0 million loan and included the following revisions:

- Scheduled repayments of principal under the ARCA were extended by 24 months. Monthly repayments of principal in the amount of $1.0 million are due beginning on January 31, 2027, with the remaining outstanding principal repayment on August 31, 2028.

- On May 6, 2025, the Company issued 53,160 shares of common stock with a value equivalent to $0.4 million or 2% of the outstanding loan balance as at March 31, 2025, to an affiliate of Robert R. McEwen as consideration for the maintenance, continuation, and extension of the maturity date of the loan.

- The Company was permitted to incur up to $110.0 million in principal borrowings under unsecured convertible senior notes due 2030.

The consideration issued for the maintenance, continuation, and extension of the maturity date of the loan was accounted for as debt issuance costs, which were capitalized as deferred financing costs within long-term debt. These costs are being amortized as interest expense over the term of the debt using the effective interest method.

Following the issuance of the Convertible Notes (as defined below), on February 21, 2025, the Company voluntarily repaid $20.0 million in principal under the ARCA.

Total interest expense related to the term loan for the year ended December 31, 2025, was $2.2 million, at an effective interest rate of 11.16%. This included $2.1 million, in interest at the contractual coupon rate of 9.75% and $0.1 million related to the amortization of the debt issuance costs. For the year ended December 31, 2024, total interest expense related to the term loan was $3.9 million, at an effective interest rate equal contractual rate of 9.75%.

Convertible senior unsecured notes

On February 11, 2025, the Company issued $110.0 million in aggregate principal amount of 5.25% convertible senior unsecured notes due 2030 ("Convertible Notes"). The net proceeds from the issuance of the Convertible Notes, after deducting offering-related costs of $4.2 million and cost of a Capped Call Transaction (defined hereinafter) of $15.1 million, were approximately $90.7 million. The Convertible Notes bear interest at the annual rate of 5.25%, payable semiannually in arrears on August 15 and February 15 of each year, beginning on August 15, 2025, and will mature on August 15, 2030, unless earlier converted, redeemed or repurchased by the Company.

The Convertible Notes will be convertible into cash, shares of the Company's common stock or a combination thereof, at the Company's election. The initial conversion rate is 88.9284 shares of common stock per each $1,000 principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $11.25 per share, subject to adjustment pursuant to the terms of the Indenture governing the Convertible Notes (the "Indenture"). The conversion rate may not exceed 115.6069 shares under the terms of the Indenture.

The Convertible Notes may be converted at any time prior to May 15, 2030 only under the following circumstances:

(1) During any calendar quarter starting after March 31, 2025, if, for at least 20 out of the last 30 consecutive trading days of the previous quarter, the closing price of the Company's common stock is at least 130% of the conversion price;

(2) During the five business days following any ten consecutive trading days in which the trading price of the notes was less than 98% of the value of the Company's common stock multiplied by the conversion rate on each of those days;

(3) If the Company issues a notice of redemption for the notes, at any time before the close of business on the second trading day prior to the redemption date; or

(4) Upon the occurrence of specified corporate events.

On or after May 15, 2030, until the close of business on the second trading day before the maturity date, holders may convert their notes at any time, regardless of prior conditions.

The Convertible Notes will be redeemable, in whole or in part, at the Company's option at any time from August 21, 2028, through the 46th trading day prior to maturity, provided that the Company's common stock has traded at or above 130% of the conversion price for at least 20 trading days within any 30 consecutive trading day period ending on the day before the redemption notice. The redemption price will be equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest up to, but excluding, the redemption date. No sinking fund is provided for the notes.

If the Company undergoes a "fundamental change", as defined in the Indenture, and subject to certain conditions and exceptions, holders may require the Company to repurchase all or a portion of their notes for cash at a price equal to 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

The Indenture contains other customary terms and covenants, including certain events of default.

The Convertible Notes are accounted for as a single liability in its entirety. No portion of the proceeds was attributed to the conversion option, as the embedded feature did not require bifurcation. In connection with the above-noted transaction, the Company incurred approximately $4.2 million in expenses accounted for as debt issuance costs, which were capitalized as deferred costs within long-term debt. These costs are being amortized as interest expense over the term of the debt using the effective interest method. The total interest expense related to the Convertible Notes for the year ended December 31, 2025, was $5.8 million at an effective interest rate of 6.33%, and was comprised of $5.2 million related to the contractual interest coupon and $0.6 million related to the amortization of the debt issuance costs.

As of December 31, 2025, the Convertible Notes have a net carrying amount of $106.4 million and an estimated fair value of $209.3 million. The fair value is based on Level 1 quoted prices in active markets for identical securities.

Capped call transactions

In connection with the offering of the Convertible Notes, the Company used approximately $15.1 million of the net proceeds from the offering of the Convertible Notes to pay the cost of the Capped Call Transactions. The Capped Call Transactions cover, subject to customary anti-dilution adjustments, the aggregate number of shares of common stock that initially underlie the Convertible Notes, and are expected generally to reduce potential dilution to the common stock upon any conversion of the Convertible Notes and/or offset any cash payments the Company is required to make in excess of the principal amount of converted Convertible Notes, as the case may be, with such reduction and/or offset subject to a cap of $17.30. The Capped Call Transactions are separate transactions entered into by the Company and are not part of the terms of the Convertible Notes.

As the Capped Call Transactions are freestanding instruments which are both indexed to the issuer's own stock and classified in shareholders' equity, the premiums paid in the Capped Call Transactions were classified as a reduction to the additional paid-in capital and will not be remeasured as long as they continue to meet the conditions for equity classification.

NOTE 12 ASSET RETIREMENT OBLIGATIONS

The Company is responsible for the reclamation of certain past and future disturbances at its properties. As at December 31, 2025, the asset retirement obligation balances at the properties subject to these obligations were $20.8 million at the Gold Bar, Tonkin and Lookout Mountain properties in Nevada, $18.6 million at the Fox Complex and $6.4 million at the El Gallo mine in Mexico (December 31, 2024 – $22.4 million, $16.7 million and $7.0 million, respectively).

A reconciliation of the Company's reclamation and remediation liabilities for the years ended December 31, 2025 and 2024, is as follows:

	December 31, 2025	December 31, 2024
Reclamation and remediation liabilities, beginning balance	$ 46,063	$ 43,021
Acquisitions and divestitures	—	256
Settlements	(2,705)	(740)
Accretion of liability	3,019	2,757
Revisions to estimates and discount rate	(1,364)	1,959
Foreign exchange revaluation	844	(1,190)
Reclamation and remediation liabilities, ending balance	$ 45,857	$ 46,063
Less: current portion	6,473	4,988
Long-term portion	$ 39,384	$ 41,075

NOTE 13 SHAREHOLDERS' EQUITY

Flow-through shares issuance

Canadian Exploration Expenses ("CEE")

On December 14, 2023, the Company issued 788,000 flow-through common shares priced at $9.27 per share for gross proceeds of $7.3 million. The proceeds of this offering are expected to be used for the exploration of the Grey Fox, Stock East, and other Fox Complex properties. The total proceeds were allocated between the sale of tax benefits and the sale of common shares. The total issuance costs related to the issuance of the flow-through shares were $0.5 million, which were accounted for as a reduction to the value of the common shares. The net proceeds of $6.8 million were allocated between the sale of tax benefits in the amount of $1.3 million and the sale of common shares in the amount of $5.5 million.

On June 14, 2024, the Company issued 643,000 flow-through common shares priced at $15.45 per share for gross proceeds of $10.0 million. The proceeds of this offering are expected to be used for the ongoing exploration of the Fox Complex. The total issuance costs related to the issuance of the flow-through shares were $0.7 million, which were accounted for as a reduction to the value of the common shares. The net proceeds of $9.3 million were allocated between the sale of tax benefits in the amount of $3.3 million and sale of common shares in the amount of $6.0 million.

On December 19, 2025, the Company issued 215,000 flow-through common shares priced at $23.88 per share for gross proceeds of $5.1 million. Proceeds from the CEE are expected to be used for the ongoing exploration and development of the Grey Fox properties. Total proceeds were allocated between the sale of tax benefits and the sale of common shares. Total issuance costs of $0.3 million were accounted for as a reduction in the value of the common shares. Net proceeds of $4.9 million were allocated between the sale of tax benefits in the amount of $1.0 million and sale of common shares in the amount of $3.9 million.

The Company is required to spend these flow-through share proceeds on flow-through eligible expenditures, as defined by subsection 66.1(5) and 66.1(6) of the *Income Tax Act* (Canada). As of December 31, 2025, the Company incurred a total of $17.3 million in eligible CEE (December 31, 2024 – $7.9 million). The Company has fulfilled its CEE commitments related to the June 2024 and December 2023 issuances. The remaining CEE commitments from the most recent raise in December 2025 are expected to be fulfilled by the end of 2026.

Canadian Development Expenses ("CDE")

On December 14, 2023, the Company issued 1,115,000 flow-through common shares priced at $7.86 per share for gross proceeds of $8.8 million. The proceeds of this offering will be used for the development of Stock West. The total proceeds were allocated between the sale of tax benefits and the sale of common shares. The total issuance costs related to the issuance of the flow-through shares were $0.5 million, which were accounted for as a reduction to the value of the common shares. The net proceeds of $8.3 million were allocated between the sale of tax benefits in the amount of $0.4 million and the sale of common shares in the amount of $7.9 million.

On June 14, 2024, the Company issued 890,000 flow-through common shares priced at $13.40 per share for gross proceeds of $11.9 million. The proceeds of this offering are expected to be used for the ongoing development of the Fox Complex. The total issuance costs related to the issuance of the flow-through shares were $0.8 million, which were accounted for as a reduction to the value of the common shares. The net proceeds of $11.1 million were allocated between the sale of tax benefits in the amount of $2.7 million and sale of common shares in the amount of $8.4 million.

The Company is required to spend these flow-through share proceeds on flow-through eligible expenditures, as defined by subsection 66.1(5) and 66.1(6) of the *Income Tax Act* (Canada). As of December 31, 2025, the Company incurred a total of $20.7 million in eligible CDE (December 31, 2024 – $9.5). The Company has fulfilled its CDE commitments related to the June 2024 and December 2023 issuances.

Shares issued in Timberline acquisition

On August 19, 2024, the Company acquired Timberline Resources Corporation ("Timberline"). Pursuant to the Agreement and Plan of Merger, the Company issued 1,839,306 common shares with a fair value of $18.3 million and 205,349 warrants valued at $0.9 million. The fair value of instruments was included in the cost of acquired assets, as described in *Note 20*.

The number of common shares to be issued was determined by multiplying the number of Timberline shares outstanding by the exchange ratio of 0.01. The Company recorded $17.7 million in equity for the common shares issued, determined as total proceeds of $18.3 million less issuance costs of $0.6 million.

Outstanding Timberline warrants were assumed by the Company on the date of the acquisition. Each of the warrants assumed entitles the holder to purchase one share of the Company at the agreed-upon exercise price, as converted using the exchange ratio. Of the 205,349 warrants issued, 37,500 expired on October 15, 2024; 72,849 expire on August 31, 2026; and 95,000 expire on December 31, 2027. Exercise prices for each series are $12.00, $8.00, and $6.00, respectively.

Investments in Goliath Resources Limited

On March 10, 2025, the Company issued 868,056 common shares to acquire 5,181,347 units of Goliath Resources in a non-brokered private placement. Each unit is comprised of one common share in the capital of Goliath Resources and one-half of one common share purchase warrant. For further information, refer to *Note 5 Marketable Securities*.

Investments in Paragon Advanced Labs Inc.

On December 9, 2025, the Company issued 709,992 common shares in exchange of 8,742,880 Paragon shares. For further information, refer to *Note 9 Equity Method Investments*.

Stock-based Compensation

Stock Options

The Company's Amended and Restated Equity Incentive Plan (the "Plan") allows for equity awards to be granted to employees, consultants, advisors, and directors. The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"), which determines the terms pursuant to which any award is granted. The Committee may delegate to certain officers the authority to grant awards to certain employees (other than such officers), consultants and advisors. The number of shares of common stock reserved for issuance thereunder is 3 million shares, including shares issued under the Plan before it was amended, with no more than 1 million shares subject to grants of options to an individual in a calendar year. The Plan provides for the grant of incentive options under Section 422 of the Internal Revenue Code, which provides potential tax benefits to the recipients compared to non-qualified options.

As of December 31, 2025, 1,492,467 options were outstanding under the plan (December 31, 2024 – 832,614).

The following table summarizes information about stock options outstanding under the Plan at December 31, 2025:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Intrinsic Value
	(in thousands, except per share and year data)			
Balance at December 31, 2022	448	$ 13.43	2.6	$ —
Granted	630	7.22	—	—
Forfeited	(67)	11.45	—	3
Balance at December 31, 2023	1,011	$ 9.69	3.0	$ 61
Exercised	(8)	7.10	—	6
Forfeited	(75)	10.56	—	49
Expired	(95)	16.70	—	—
Balance at December 31, 2024	833	$ 8.84	2.7	$ 352
Granted	1,091	10.86	—	—
Exercised	(347)	10.50	—	1,286
Forfeited	(85)	9.94	—	645
Balance at December 31, 2025	1,492	$ 9.85	4.0	$ 12,925
Exercisable at December 31, 2025	287	$ 7.67	2.4	$ 3,108

Stock options have been granted to key employees, directors and consultants under the Plan. Options to purchase shares under the Plan were granted with an exercise price at or above the market value of the common stock as of the date of the grant. During the year ended December 31, 2025, the Company granted stock options to certain employees and directors for an aggregate of 1.1 million shares of common stock at a weighted average exercise price of $10.86 per share. No stock options were granted during the year ended December 31, 2024. The options vest equally over a three-year period if the individuals remain affiliated with the Company and are exercisable for a period of five years from the date of grant.

The fair value of the options granted under the Plan was estimated at the date of grant, using the Black-Scholes option-pricing model, with the following weighted-average assumptions:

	2025	2024	2023
Risk-free interest rate	3.67%	—	4.44%
Dividend yield	0.00%	—	0.00%
Volatility factor of the expected market price of common stock	61%	—	67%
Weighted-average expected life of option	3 years	—	3 years
Weighted-average grant date fair value	$ 4.70	—	$ 3.36

During the year ended December 31, 2025, the Company recorded stock option expense of $1.3 million (December 31, 2024 – $0.9 million, and December 31, 2023 – $0.3 million) while the corresponding fair value of awards vesting in the year was $0.7 million (December 31, 2023 – $0.4 million, and December 31, 2022 – $0.8 million).

As of December 31, 2025, there was $2.9 million (December 31, 2024 – $1.3 million, and December 31, 2023 – $1.9 million) of unrecognized compensation expense related to 1.2 million unvested stock options outstanding (December 31, 2024 – 0.4 million, and December 31, 2023 – 0.6 million). This cost is expected to be recognized over a weighted-average period of approximately 1.6 years (2024 – 1.3 years, 2023 – 1.5 years).

The following table summarizes the status and activity of non-vested stock options for the year ended December 31, 2025, for the Company's Plan:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
	(in thousands, except per share amounts)	
Non-vested balance at December 31, 2024	385	$ 3.37
Granted	1,091	4.70
Forfeited	(67)	4.18
Vested	(202)	3.36
Non-vested balance at December 31, 2025	1,207	$ 4.53

Restricted Stock Units

The following table summarizes information about Restricted Stock Units ("RSUs") under the Plan for the years ended December 31, 2025, 2024 and 2023:

	Number of Shares
	(in thousands)
Balance at December 31, 2022	—
Granted	109
Vested and issued	(80)
Balance at December 31, 2023	29
Granted	258
Vested and issued	(273)
Balance at December 31, 2024	14
Granted	249
Vested and issued	(175)
Balance at December 31, 2025	88

The Company provides equity compensation in the form of RSUs to certain eligible employees. For the year ended December 31, 2025, 249,284 RSU awards were granted (December 31, 2024 – 257,906, and December 31, 2023 – 109,000). The related compensation expense recognized during 2025 was $2.4 million (December 31, 2024 – $2.3 million, and December 31, 2023 – $0.6).

NOTE 14 NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is calculated using the treasury stock method for options and warrants and the if-converted method for the convertible senior unsecured notes. Under the if-converted method, interest expense, net of tax, is added back to net income and the weighted-average shares outstanding are increased by the shares issuable upon conversion of the notes. In applying the treasury stock method, instruments with an exercise price greater than the average quoted market price of the common shares for the period are not included in the calculation, as the impact would be anti-dilutive.

For periods in which the Company has reported a net loss, diluted net loss per share is computed in the same manner as basic net loss per share because potentially dilutive instruments, including the conversion option embedded in the convertible senior unsecured notes, are generally anti-dilutive during such periods.

Below is a reconciliation of the basic and diluted weighted average number of common shares and the computations for basic and diluted net income (loss) per share for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,		
	2025	2024	2023
	(amounts in thousands, unless otherwise noted)		
Basic Earnings per Share			
Net income (loss) available to common stockholders — Basic earnings per share....	$ **34,434**	$ (43,691)	$ 55,299
Weighted average common shares outstanding.................	**54,046**	51,021	47,544
Basic net income (loss) per share:............................	$ **0.64**	$ (0.86)	$ 1.16
Diluted Earnings per Share			
Net income (loss) available to common stockholders................	$ **34,434**	$ (43,691)	$ 55,299
Add back: Interest effect of convertible notes, net of tax	**4,093**	—	—
Net income (loss) available to common stockholders — Diluted earnings per share ..	$ **38,527**	$ (43,691)	$ 55,299
Weighted average common shares outstanding.................	**54,046**	51,021	47,544
Dilutive effect of stock options, restricted stock units, and warrants	**261**	—	—
Dilutive effect of convertible notes	**11,253**	—	—
Weighted average diluted shares...........................	**65,560**	51,021	47,544
Diluted net income (loss) per share..........................	$ **0.59**	$ (0.86)	$ 1.16

For the year ended December 31, 2025, the weighted average number of common shares was increased by 260,815 incremental shares to reflect the impact of dilutive instruments, while 593,577 options were anti-dilutive and excluded.

Convertible senior unsecured notes were assumed to have been converted at their issuance date of February 11, 2025. Accordingly, $4.1 million of interest expense related to the notes, net of tax, was added back to net income, and the weighted-average number of common shares outstanding was increased by 11,253,461 shares representing the shares issuable upon conversion.

For the year ended December 31, 2024, all outstanding options to purchase shares of common stock and share purchase warrants were excluded from the respective computations of diluted loss per share, as the Company was in a loss position, and all potentially dilutive instruments were anti-dilutive and therefore not included in the calculation of diluted net loss per share.

For the year ended December 31, 2023, the outstanding options for which the average market price during the year exceeded the exercise price were anti-dilutive under the treasury stock method and, therefore, not included in the calculation of diluted income per share.

NOTE 15 RELATED PARTY TRANSACTIONS

Due to related parties

The Company incurred the following expenses in respect to the related party outlined below during the years presented:

	Year ended December 31,		
	2025	2024	2023
REVlaw..	$ **312**	$ 154	$ 194
Paragon Advanced Labs Inc................................	**168**	—	—
Total expenses...	$ **480**	$ 154	$ 194

The Company has the following outstanding accounts payable balance in respect to the related parties outlined below:

	December 31, 2025	December 31, 2024
REVlaw	$ 46	$ 30
Paragon Advanced Labs Inc.	168	—
Total accounts payable	$ 214	$ 30

REVlaw is a company owned by Ms. Carmen Diges, General Counsel of the Company. The legal services of Ms. Diges as General Counsel and other support staff, as needed, are provided by REVlaw in the normal course of business and have been recorded at their exchange amount.

During 2025, the Company purchased 4,817 tonnes of ore inventory from Inventus Mining Corp. for total consideration of $1.4 million. Inventus Mining Corp. is an affiliate of Robert R. McEwen, Perry Ing, Interim Chief Financial Officer, and Stefan M. Spears, Vice President, Corporate Development.

An affiliate of Robert R. McEwen, Chairman and Chief Executive Officer, acted as a lender in the restructured $40.0 million term loan and continued as such under the ARCA. On January 31, 2025, the outstanding $40.0 million loan was refinanced, extending the repayment of principal by 24 months, and is due beginning on January 31, 2027 with the remaining outstanding principal repayment on August 31, 2028. Following the aforementioned financing, the Company repaid $20.0 million in principal. As consideration for the maintenance, continuation, and extension of the maturity date of the loan, the Company issued 53,160 shares with a value equivalent to 2% of the outstanding loan balance as at March 31, 2025. For the year ended December 31, 2025, the Company paid $2.1 million (December 31, 2024 – $3.9 million) in interest to this affiliate. Interest is payable monthly at a rate of 9.75% per annum.

Due from related parties

The Company has the following outstanding accounts receivable balance in respect to the related party outlined below:

	December 31, 2025	December 31, 2024
Current receivables	$ 3,169	$ 286
Non-current receivables	6,052	—
Total receivables from McEwen Copper Inc.	$ 9,221	$ 286

As at December 31, 2025, receivables from McEwen Copper primarily comprised of advances and charges for management, technical, legal, financial, administrative, geological and engineering services incurred by the Company and billed to McEwen Copper.

Investments in related parties

On March 27, 2025, the Company participated in a private placement offering of units issued by Canadian Gold, an affiliate of Robert R. McEwen, who owns approximately 32.5% of Canadian Gold Corp., and Ian Ball, a director of the Company, who serves as a consultant for Canadian Gold Corp. and served as its interim Chief Executive Officer from April 2023 to October 2023. For more information, refer to *Note 5 Marketable Securities*. Subsequent to year end, on January 5, 2026, the Company completed the acquisition of Canadian Gold. For more information, refer to *Note 22 Subsequent Events*.

On April 28, 2025, the Company exercised 9.2 million of its 10.0 million warrants in Inventus Mining Corp. Subsequently, on July 11, 2025, the Company exercised an additional 800,000 warrants. For more information, refer to *Note 5 Marketable Securities*.

On December 9, 2025, the Company completed the previously announced transaction to acquire 27.32% equity interest in Paragon.

NOTE 16 FAIR VALUE ACCOUNTING

The hierarchy of fair value measurements assigns a level to fair value measurements based on the inputs used in the respective valuation techniques. The levels of the hierarchy, as defined below, give the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

● Level 1 is defined as observable inputs such as quoted prices in active markets for identical assets. The Company's Level 1 assets include investments in equity securities, which are exchange-traded and are valued using quoted market prices in active markets.

● Level 2 is defined as observable inputs other than Level 1 prices. These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Company's Level 2 assets include investments in share purchase warrants with fair value determined using the Black-Scholes option pricing model and inputs from observable market data, including historic volatility.

● Level 3 is defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following table presents the Company's financial assets and liabilities that are recorded at fair value in the accompanying *Consolidated Balance Sheets*:

| | Fair value as at December 31, 2025 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities.	$ 18,766	$ 2,348	$ —	$ 21,114

| | Fair value as at December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities.	$ 1,206	$ 411	$ —	$ 1,617

The fair value measurement of the Company's convertible senior unsecured notes is presented in *Note 10 Debt* and is not included in the table above. The carrying value of the term loan approximates its fair value based on its recent refinancing.

The fair values of other financial assets and liabilities were assumed to approximate their carrying values due to their short-term nature and historically negligible credit losses.

NOTE 17 COMMITMENTS AND CONTINGENCIES

The following are minimum commitments of the Company as at December 31, 2025, and related payments due over the following five years:

| | Payments due by period | | | | | |
	2026	2027	2028	2029	Thereafter	Total
Mining and surface rights	$ 2,495	$ 1,878	$ 1,028	$ 635	$ 639	$ 6,675
Reclamation costs[1]	4,919	4,411	2,131	4,671	40,117	56,249
Lease obligations (Note 10).	1,112	487	348	192	—	2,139
Total.	$ 8,526	$ 6,776	$ 3,507	$ 5,498	$ 40,756	$ 65,063

(1) *Amounts presented represent the undiscounted uninflated future payments.*

Reclamation Bonds

As part of its ongoing business and operations, the Company is required to provide bonding for its environmental reclamation obligations of $34.4 million in Nevada pertaining primarily to the Tonkin and the Gold Bar properties and $13.8 million (C$18.9 million) in Canada with respect to the Fox Complex. In addition, under Canadian regulations, the Company was required to deposit approximately $0.1 million with respect to its Lexam properties in Timmins, which is recorded as non-current restricted cash. The Company has a surety facility in place to cover all its bonding obligations. The terms of the facility carry an average annual financing fee of 2.4% and require a deposit of 7.2%. Surety bonds are available for drawdown by the beneficiary in the event the Company does not perform its reclamation obligations. If the specific reclamation requirements are met, the beneficiary of the surety bonds will release the instrument to the issuing entity. The Company believes it is in compliance with all applicable bonding obligations and will be able to satisfy future bonding requirements, through existing or alternative means, as they arise. As at December 31, 2025, the Company recorded $4.0 million in restricted cash as a deposit against the surety facility (December 31, 2024 – $3.8 million).

Flow-through Eligible Expenses

On June 14, 2024, the Company completed a flow-through share issuance for gross proceeds of $21.9 million. The proceeds of this offering were be used for the continued exploration and development of the Company's properties in the Timmins region of Canada. The Company fulfilled its remaining CEE and CDE obligations in 2025. For further information, refer to *Note 13 Shareholder's Equity.*

On December 19, 2025, the Company completed a flow-through share issuance for gross proceeds of $5.1 million. The proceeds of this offering will be used for the continued exploration and development of the Company's properties in the Timmins region of Canada. The Company expects to fulfill its CEE obligations from this offering by the end of 2026.

Prepayment Agreement

On February 1, 2025, the Company extended the existing precious metals purchase agreement with Auramet. Under this agreement, the Company may sell the gold on a spot basis, on a forward basis and on a supplier advance basis, i.e., the gold is priced and paid for while the gold is:

(i)   at a mine for a maximum of 15 business days before shipment; or
(ii)   in transit to a refinery; or
(iii)   being refined at a refinery.

During the year ended December 31, 2025, the Company received net proceeds of $104.1 million from the sales on a supplier advance basis (December 31, 2024 – $8.4 million). The Company recorded revenue of $100.1 million related to the gold sales (December 31, 2024 – $4.9 million), with the remaining $7.5 million representing 1,690 ounces pledged but not yet delivered to Auramet (December 31, 2024 – $3.5 million representing 1,335 ounces pledged but not yet delivered) recorded as a contract liability on the *Consolidated Balance Sheets.*

Other Potential Contingencies

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

The Company and its predecessors have transferred their interest in several mining properties to third parties throughout its history, and has also purchased several interests in mining properties from other third parties. The Company could remain potentially liable for environmental enforcement actions related to its current or prior ownership of such properties. However, the Company has no reasonable belief that any violation of relevant environmental laws or regulations has occurred regarding these transferred properties.

NOTE 18 OTHER INCOME (EXPENSE)

The following is a summary of other income (expense) for the years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,					
		2025		2024		2023
Unrealized and realized gain on investments	$	12,821	$	433	$	20,462
Foreign currency gain on Blue Chip Swap		—		—		7,993
Foreign currency gain (loss)		(2,041)		1,459		(59,503)
Other income (expense)		(56)		759		1,072
Total other income (expenses)	$	10,724	$	2,651	$	(29,976)

NOTE 19 INCOME AND MINING TAXES

The Company's income and mining tax (recovery) expense consisted of:

	Year ended December 31,					
		2025		2024		2023
State	$	(859)	$	2,073	$	971
Foreign		1,314		2,231		(4,107)
Current tax (recovery) expense	$	455	$	4,304	$	(3,136)
Federal	$	(22,222)	$	—	$	—
State		419		(195)		—
Foreign		(6,137)		(7,157)		36,995
Deferred tax (recovery) expense	$	(27,940)	$	(7,352)	$	36,995
Federal	$	(22,222)	$	—	$	—
State		(440)		1,878		971
Foreign		(4,823)		(4,926)		32,888
Total income and mining tax (recovery) expense	$	(27,485)	$	(3,048)	$	33,859

The Company's income (loss) before income and mining tax consisted of:

	Year ended December 31,					
		2025		2024		2023
United States	$	20,028	$	6,130	$	(7,702)
Foreign		(13,079)		(52,869)		74,738
Income (loss) before income and mining taxes	$	6,949	$	(46,739)	$	67,036

The table below provides the updated requirements of ASU 2023-09 for 2025. The Company's income and mining tax expense (recovery) for the year ended December 31, 2025 differed from the amounts computed by applying the United States statutory corporate income tax rate for the following reasons:

| | Year ended December 31, 2025 | |
	Amount	Percent
Income before income and mining taxes	$ 6,949	
U.S. Federal statutory tax rate	1,459	21%
State and local income taxes, net of Federal income tax [1]	1,296	19%
Foreign tax effects	—	0%
Canada		
Adjustment for foreign tax rate	2,562	37%
Adjustment for foreign provincial tax rate	(4,640)	(67)%
Change in valuation allowance	12,248	176%
Canadian branch losses	(10,127)	(146)%
Equity loss from investments	3,280	47%
Foregone interest	915	13%
Realized flow-through expenditures	5,483	79%
Realized flow-through premium	(5,649)	(81)%
Deferred mining tax expense net of income tax benefit	672	10%
Withholding taxes	342	5%
Foreign exchange on translation of books	(537)	(8)%
Adjustments in relation to prior years	(585)	(8)%
Other	(112)	(2)%
Argentina		
Adjustment for foreign tax rate	(60)	(1)%
Change in valuation allowance	8	0%
Equity income from investments	(8,636)	(124)%
Non deductible interest	1,772	26%
Effect of foreign exchange on translation of books and records	(1,382)	(20)%
Other	57	1%
Mexico		
Adjustment for foreign tax rate	(997)	(14)%
Change in valuation allowance	1,411	20%
Non deductible interest	695	10%
Inflation adjustment on monetary assets	738	11%
Effect of foreign exchange on translation of books and records	372	5%
Other	108	2%
Effect of changes in tax laws/rates enacted in the current period	—	0%
Effect of cross-border tax laws	931	13%
Tax credits	(74)	(1)%
Changes in valuation allowances	(30,209)	(435)%
Nontaxable or nondeductible items	478	7%
Changes in unrecognized tax benefits	695	10%
Income and mining tax recovery	$ (27,485)	(396)%

(1) *State taxes are comprised entirely of Nevada Net Proceeds Tax, net of federal benefit.*

The Company's effective tax rate of (396%) for the year ended December 31, 2025 is primarily attributable to the partial release of the valuation allowance on U.S. federal and certain state deferred tax assets. During 2025, the Company's valuation allowance decreased by $30.2 million after carefully evaluating all available positive and negative evidence in accordance with ASC 740. The positive evidence included sustained improvements in operating performance, continued profitability, and forecasted taxable income supported by the Company's long-term financial projections, despite historical operating losses in earlier periods. Management concluded that the positive evidence outweighs the negative evidence, and therefore determined that it is more likely than not that a portion of the Company's U.S. deferred tax assets will be realized. The release of the valuation allowance resulted in a significant favorable impact on the Company's effective tax rate for the period.

As previously disclosed for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09, the effective income tax rate differs from the statutory federal income tax rate as follows:

	Year ended December 31,	
Expected tax expense at	2024	2023
(Loss) income before income and mining taxes.	$ (46,739)	$ 67,036
Statutory tax rate	21%	21%
US Federal and State tax (recovery) expense at statutory rate	(9,815)	14,078
Reconciling items:		
Equity loss from investments	10,555	15,310
Deconsolidation of McEwen Copper Inc.	—	(46,644)
Disposal of McEwen Copper Inc.'s shares	(1,531)	6,179
Deferred tax liability on investment in associate	—	38,340
Realized flow-through expenditures	4,017	3,570
Realized flow-through premium	(2,304)	(3,423)
Withholding tax	426	632
Adjustment for foreign tax rates	(3,746)	(13,769)
Permanent differences	(2,014)	9,909
Foreign exchange on translation of books	(4,157)	42
Losses expired	3,330	8,282
Adjustments in relation to prior years	367	(629)
Current and deferred mining tax liabilities	2,283	1,455
Movement in valuation allowance	(505)	821
Other	46	(294)
(Loss) income and mining tax (recovery) expense	$ (3,048)	$ 33,859

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as at December 31, 2025 and 2024, respectively, are presented below:

	Year ended December 31,	
	2025	2024
Deferred tax assets:		
Net operating loss carryforward	$ 72,844	$ 61,135
Stock based compensation	2,294	—
Mineral properties	46,290	52,228
Other temporary differences	20,018	22,259
Total gross deferred tax assets	141,446	135,622
Less: valuation allowance	(115,855)	(132,396)
Net deferred tax assets	$ 25,591	$ 3,226
Deferred tax liabilities:		
Unrealized loss	(642)	—
Acquired mineral property interests	(5,876)	(3,928)
Equity accounted investments	(29,600)	(32,881)
Other taxable temporary differences	(4,210)	(3,047)
Total deferred tax liabilities	$ (40,328)	$ (39,856)
Deferred income and mining tax liability	$ (14,737)	$ (36,630)

The Company evaluates all available positive and negative evidence to determine whether it is more likely than not that sufficient future taxable income will be generated to realize its deferred tax assets. As the Company continues to experience sustained improvements in operating performance and forecasted taxable income in its U.S. operations, management concluded that it is more likely than not that a portion of its deferred tax assets will be realized. Accordingly, during 2025, the Company's valuation allowance related to its U.S. deferred tax assets decreased by $30.2 million.

With respect to foreign jurisdictions a significant piece of objective negative evidence evaluated was the recent pretax losses and/or expectations of future pretax losses. Such objective evidence limits the ability to consider other subjective evidence such as the Company's projections for future growth.

The table below summarizes changes to the valuation allowance:

For the year ended December 31,	Balance at beginning of year		Additions [1]		Deductions [2]		Balance at end of year
2025	**$**	**132,396**	**$**	**13,668**	**$**	**(30,209)**	**$ 115,855**
2024		130,002		2,780		(386)	132,396
2023		149,342		3,391		(22,731)	130,002

(1) The additions to valuation allowance mainly result from the Company and its subsidiaries incurring losses and exploration expenses for tax purposes that do not meet the more-likely-than-not criterion for recognition of deferred tax assets.

(2) The reductions to valuation allowance mainly result from release of valuation allowance in the United States.

As at December 31, 2025, 2024 and 2023, the Company did not have any income-tax related accrued interest and tax penalties.

The following table summarizes the Company's losses that can be applied against future taxable profit:

Country	Type of Loss	Amount		Expiry Period
United States [1]	Net operating losses	$	202,166	2027-Unlimited
Mexico	Net operating losses		59,631	2029-2034
Canada [1]	Net operating losses		47,864	2026-2045
Argentina [1]	Net operating losses		1	2030

(1) The losses in the United States, Canada, and Argentina are part of multiple consolidating groups and, therefore, may be restricted in use to specific projects.

Net cash paid for income taxes consisted of the following:

	Year ended December 31, 2025
State and local jurisdictions	
Nevada	$ 203
Canada - Ontario	1,661
Other	113
Total taxes paid	$ 1,977

The following table presents the changes in gross unrecognized tax benefits:

	Year ended December 31,		
	2025	2024	2023
Unrecognized tax benefits - beginning of period	$ —	$ —	$ —
Additions for tax positions taken in prior years	2,644	—	—
Lapses of applicable statues of limitations	(507)	—	—
Total unrecognized tax benefits	$ 2,137	$ —	$ —

If recognized, the balance of unrecognized tax benefits that would favorably affect the effective income tax rate would be $0.1 million.

The Company has not recognized an amount for interest and penalties in relation to the unrecognized tax benefit.

The Company or its subsidiaries file income tax returns in the United States, Canada, Mexico and Argentina. These tax returns are subject to examination by local taxation authorities provided the tax years remain open to audit under the relevant statute of limitations. The following summarizes the open tax years by major jurisdiction:

United States: 2020 to 2025
Canada: 2018 to 2025
Mexico: 2019 to 2025
Argentina: 2019 to 2025

NOTE 20 TIMBERLINE ACQUISITION

On August 19, 2024, the Company completed the acquisition of Timberline. The acquisition of Timberline expands the Company's existing portfolio of exploration-stage mineral property interests in Nevada. The Company acquired 100% of Timberline's outstanding equity interests.

The transaction was accounted for as an asset acquisition, as substantially all of the fair value of the assets acquired was concentrated in mineral property interests. Timberline was considered a variable interest entity that was not a business due to insufficient equity at risk. The Company, as the primary beneficiary and accounting acquirer, consolidated Timberline on the acquisition date.

Pursuant to the Agreement and Plan of Merger, the Company issued 1,839,306 common shares with a fair value of $18.3 million and 205,349 warrants with a fair value of $0.9 million as part of the consideration. Additionally, outstanding notes payable amounting to $1.9 million were settled and included in the consideration. The Company's previously held 3.3% equity interest was measured at a fair value of $0.6 million and included in consideration.

The following table summarizes the estimated fair value of assets acquired and liabilities assumed on August 19, 2024:

	Fair Value
	August 19, 2024
Purchase price:	
Cash and cash equivalents	$ 603
Prepaid and other current assets	64
Mineral property interests	22,369
Restrictive time deposits	529
Accounts payable and accrued liabilities	(477)
Asset retirement obligation	(256)
Deferred income tax liability	(1,106)
	$ 21,726

NOTE 21 UNAUDITED SUPPLEMENTARY QUARTERLY INFORMATION

The following table summarizes unaudited supplementary quarterly information for the three months ended March 31, 2025, June 30, 2025, September 30, 2025, and December 31, 2025, and for the corresponding periods in 2024.

	Three months ended			
	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(unaudited) (in thousands, except per share)			
Revenue from gold and silver sales	$ 35,696	$ 46,700	$ 50,534	$ 64,623
Gross profit	10,070	12,281	7,816	17,397
Net profit (loss)	(6,270)	3,040	(462)	38,126
Net profit (loss) per share:				
Basic	$ (0.12)	$ 0.06	$ (0.01)	$ 0.70
Diluted	(0.12)	0.06	(0.01)	0.57
Weighted average shares outstanding:				
Basic	53,270	53,968	54,170	54,751
Diluted	53,270	54,022	54,170	66,614

	Three months ended			
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(unaudited) (in thousands, except per share)			
Revenue from gold and silver sales	$ 41,228	$ 47,476	$ 52,250	$ 33,523
Gross profit	6,011	10,758	13,803	363
Net loss	(20,383)	(12,995)	(2,081)	(8,232)
Net loss per share:				
Basic and diluted	$ (0.41)	$ (0.26)	$ (0.04)	$ (0.16)
Weighted average shares outstanding:				
Basic and diluted	49,440	49,718	51,953	52,926

NOTE 22 SUBSEQUENT EVENTS

Acquisition of Canadian Gold Corp.

On January 5, 2026, the Company completed the acquisition of Canadian Gold, an exploration and production mine which has 100% interest in the Tartan Lake Gold Mine Project (the "Tartan Mine") located in the province of Manitoba, Canada. The Company acquired 100% of Canadian Gold's outstanding equity interests.

Under the terms of the agreement, each holder of Canadian Gold common shares received 0.0225 common shares of the Company for each Canadian Gold share held. Management is in the process of finalizing its accounting assessment of this matter.

Flow-through shares issuance – CDE

On January 22, 2026, the Company issued 350,000 flow-through common shares priced at $20.90 per share for gross proceeds of $7.3 million. Subsequently, on January 28, 2026, the Company issued an additional 377,000 flow-through common shares at a price of $21.25 per share for gross proceeds of $8.0 million.

Loan Agreement for McEwen Copper Inc.

On February 6, 2026, McEwen Copper entered into a loan agreement providing for borrowings of up to $240.0 million, which may be advanced in one or more tranches upon mutual agreement among McEwen Copper, as borrower, the Company, as agent, and a syndicate of lenders. As of the date of this filing, approximately $28.5 million of additional funding has been secured under the agreement, including $13.6 million from the Company. As part of the loan agreement, the Company also received 203,280 transferable warrants to purchase shares of McEwen Copper at $40 per share. The loan bears interest at an annual rate of 12%.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

[NONE]

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

During the fiscal period covered by this report, our management, with the participation of the Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2025. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Board of Directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control over financial reporting processes and systems, no matter how well designed, have inherent limitations. Therefore, even processes and systems deemed to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework* (2013). Based upon its assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective based upon those criteria.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. Ernst & Young LLP's report on our internal control over financing reporting as of December 31, 2025 can be found under *Item 8, Financial Statements and Supplementary Data*.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2025, the Company completed the remediation efforts necessary to remediate the material weakness in internal control over financial reporting previously disclosed in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2024. The identified deficiencies that were remediated related to the Company not having a sufficient complement of human resources to support the design and operation of its internal controls associated with certain aspects of non-routine transactions, and other less complex transactions within income taxes.

During the fiscal year ended December 31, 2025, the Company implemented remediation actions including: (i) onboarding of additional human resources; (ii) creation of additional layers of review in relevant control processes, and (iii) ongoing engagement of third-party resources where appropriate. Management evaluated the remediation actions implemented by the Company, including testing the design and operating effectiveness of the controls addressing the material weakness. Based on this evaluation, management has concluded that the previously identified material weakness described above has been remediated as of December 31, 2025.

Except for the changes described in the preceding paragraphs, there were no other changes in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Information Required by Item 408(a) of Regulation S-K: During the quarter ended December 31, 2025, none of the Company's directors or executive officers adopted, modified, or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement."

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Pursuant to General Instruction G of Form 10-K, the information required to be included in this Item 10 is incorporated by reference to our Definitive Proxy Statement for our 2026 Annual Meeting of Shareholders, expected to be filed with the SEC on or before April 30, 2026.

The Company has a code of business conduct and ethics that applies to all of its employees, officers and directors. The code of business conduct and ethics is available on our website at www.mcewenmining.com and we will post any amendments to, or waivers, from, the code of ethics on that website.

ITEM 11. EXECUTIVE COMPENSATION

Pursuant to General Instruction G of Form 10-K, the information required to be included in this Item 11 is incorporated by reference to our Definitive Proxy Statement for our 2026 Annual Meeting of Shareholders, expected to be filed with the SEC on or before April 30, 2026.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Pursuant to General Instruction G of Form 10-K, the information required to be included in this Item 12 is incorporated by reference to our Definitive Proxy Statement for our 2026 Annual Meeting of Shareholders, expected to be filed with the SEC on or before April 30, 2026.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Pursuant to General Instruction G of Form 10-K, the information required to be included in this Item 13 is incorporated by reference to our Definitive Proxy Statement for our 2026 Annual Meeting of Shareholders, expected to be filed with the SEC on or before April 30, 2026.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to General Instruction G of Form 10-K, the information required to be included in this Item 14 is incorporated by reference to our Definitive Proxy Statement for our 2026 Annual Meeting of Shareholders, expected to be filed with the SEC on or before April 30, 2026.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The exhibits listed in this Item 15 are filed or furnished (except where otherwise indicated) as part of this report:

(a) Financial Statements

We have filed the financial statements in *Item 8. Financial Statements and Supplementary Data* as a part of this Annual Report on Form 10-K.

(b) Exhibits

3.1.1	Second Amended and Restated Articles of Incorporation of the Company as filed with the Colorado Secretary of State on January 20, 2012 (incorporated by reference from the Current Report on Form 8-K filed with the SEC on January 24, 2012, Exhibit 3.1, File No. 001-33190).
3.1.2	Articles of Amendment to the Second Amended and Restated Articles of Incorporation of the Company as filed with the Colorado Secretary of State on January 24, 2012 (incorporated by reference from the Current Report on Form 8 K filed with the SEC on January 24, 2012, Exhibit 3.2, File No. 001-33190).
3.1.3	Articles of Amendment to the Second Amended and Restated Articles of Incorporation (incorporated by reference from the Current Report on the Form 8-K filed with the SEC on June 30, 2021, Exhibit 3.1, File No. 001-33190).
3.1.4	Articles of Amendment to the Second Amended and Restated Articles of Incorporation as filed with the Colorado Secretary of State on July 25, 2022 (incorporated by reference from the Current Report on the Form 8-K filed with the SEC on July 28, 2022, Exhibit 3.1, File No. 001-33190).
3.1.5	Articles of Amendment to the Second Amended and Restated Articles of Incorporation as filed with the Colorado Secretary of State on June 30, 2023 (incorporated by reference from the Current Report on the Form 8-K filed with the SEC on July 03, 2023, Exhibit 3.1, File No. 001-33190).
3.2	Amended and Restated Bylaws of the Company (incorporated by reference from the Current Report on Form 8-K filed with the SEC on March 12, 2012, Exhibit 3.2, File No. 001-33190).
4.1	Description of Capital Stock of the Company (incorporated by reference from the Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 16, 2020, Exhibit 4.1, File No. 001-33190).
4.2	Form of Warrant to Purchase Common Stock issued by the Company in connection with November 2019 financing (incorporated by reference from the Current Report on Form 8-K filed with the SEC on November 22, 2019, Exhibit 4.1, File No. 001-33190).
4.3	Form of 5.25% Convertible Senior Note due 2030 (included in Exhibit 10.10).
10.1	Private Placement Subscription Agreement between Nuton LLC and McEwen Copper Inc., dated as of October 23, 2024 (incorporated by reference from the Current Report on Form 8-K filed with the SEC on July 18, 2024, Exhibit 99.1, File No. 001-33190).
10.2	Private Placement Subscription Agreement between 122594 Canada Inc. and McEwen Copper Inc., dated as of October 23, 2024 (incorporated by reference from the Current Report on Form 8-K filed with the SEC on July 18, 2024, Exhibit 99.1, File No. 001-33190).
10.3	Private Placement Subscription Agreement between 1201068 Ontario Inc. and McEwen Copper Inc., dated as of October 23, 2024 (incorporated by reference from the Current Report on Form 8-K filed with the SEC on July 18, 2024, Exhibit 99.1, File No. 001-33190).
10.4	Private Placement Subscription Agreement between Evanachan Limited and McEwen Copper Inc., dated as of July 12, 2024 (incorporated by reference from the Current Report on Form 8-K filed with the SEC on July 18, 2024, Exhibit 99.1, File No. 001-33190).
10.5	Private Placement Subscription Agreement between Minera Ander Inc. and McEwen Copper Inc., dated as of July 12, 2024 (incorporated by reference from the Current Report on Form 8-K filed with the SEC on July 18, 2024, Exhibit 99.2, File No. 001-33190).
10.6 +	Loan Agreement between McEwen Inc., McEwen Copper Inc., and the Lenders, dated February 6, 2026.
10.7	Third Amended and Restated Credit Agreement, dated May 19, 2023, between McEwen Inc. and the lenders named therein (incorporated b reference from the Current Report on the Form 8-K filed with the SEC on May 30, 2023, Exhibit 10.1, File No. 001-33190).
10.8	Amendment No. 1 to the Third Amended and Restated Credit Agreement among McEwen Inc. and Evanachan Limited, dated as of January 31, 2025 (incorporated by reference from the Current Report on the Form 8-K filed with the SEC on February 06, 2025, Exhibit 10.1, File No. 001-33190).

10.9	Indenture between McEwen Inc. and US Bank Trust Company, National Association, dated as of February 11, 2025 (incorporated by reference from the Current Report on the Form 8-K filed with the SEC on February 11, 2025, Exhibit 4.1, File No. 001-33190).
10.10	Form of Capped Call Confirmation (incorporated by reference from the Current Report on Form 8-K filed with the SEC on February 11, 2025, Exhibit 10.1, File No. 001-33190).
10.11	Subscription and Renunciation Agreement – CDE Flow-Through Shares (incorporated by reference from the Current Report on Form 8-K filed with the SEC on January 23, 2026, File No. 001-33190).
10.12	Arrangement Agreement between McEwen Inc. and Canadian Gold Corp., dated October 10, 2025 (incorporated by reference from the Current Report on Form 8-K filed with the SEC on October 16, 2025, Exhibit 10.1, File No. 001-33190).
10.13 #	Employment Agreement, dated May 24, 2019, between McEwen Inc. and Stefan Spears (incorporated by reference from the Definitive Proxy Statement on Form Schedule 14A filed with the SEC on May 17, 2024, Annex A, File No. 001-33190).
10.14 #	Consulting Agreement, dated May 15, 2022, between McEwen Inc. and Perry Ing (incorporated by reference from the Current Report on Form 8-K filed with the SEC on June 8, 2022, Exhibit 10.1, File No. 001-33190).
10.15 #	Employment Agreement, dated January 9, 2023, between McEwen Inc. and Jeffrey Chan (incorporated by reference from the Definitive Proxy Statement on Form Schedule 14A filed with the SEC on May 17, 2024, Annex A, File No. 001-33190).
10.16 #	Amended and Restated Equity Incentive Plan dated as of March 17, 2015 (incorporated by reference from the Current Report on Form 8-K filed with the SEC on May 29, 2015, Exhibit 4.1, File No. 001-33190).
10.17 #	First Amendment to the Amended and Restated Equity Incentive Plan dated April 16, 2021 (incorporated by reference from the Current Report on Form 8-K filed with the SEC on June 30, 2021, Exhibit 10.1, File No. 001-33190).
10.18 #	McEwen Inc. 2024 Equity and Incentive Plan (incorporated by reference from the Definitive Proxy Statement on Form Schedule 14A filed with the SEC on May 17, 2024, Annex A, File No. 001-33190).
10.19 #	Form of Restricted Stock Grant Agreement (incorporated by reference from the Current Report on Form 8-K filed with the SEC on July 3, 2025, Exhibit 10.3, File No. 001-33190).
10.20 #	Form of Restricted Stock Unit Grant Agreement (incorporated by reference from the Current Report on Form 8-K filed with the SEC on July 3, 2025, Exhibit 10.2, File No. 001-33190).
10.21 #	Form of Stock Option Agreement (incorporated by reference from the Current Report on Form 8-K filed with the SEC on August 15, 2025, Exhibit 10.1, File No. 001-33190).
19	Insider Trading Policy (Incorporated by reference from the Annual Report on Form 10-K filed with the SEC on March 14, 2025, Exhibit 19, File No. 001-33190).
21 +	List of subsidiaries of the Company
22 +	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.1 +	Consent of Luke Willis
23.2 +	Consent of Channa Kumarage
23.3 +	Consent of Sean Farrell
23.4 +	Consent of Rob Glover
23.5 +	Consent of Carson Cybolsky
23.6 +	Consent of Dave Tyler
23.7 +	Consent of Michael C. Bauman
23.8 +	Consent of Benjamin Bermudez
23.9 +	Consent of Kevin W. Kunkel
23.10 +	Consent of Independent Mining Consultants Inc.
23.11 +	Consent of Forte Dynamics
23.12 +	Consent of Dave Tyler, Sme-Rm
23.13 +	Consent of Stantec Consulting International Ltd.
23.14 +	Consent of Samuel Engineering Inc.
23.15 +	Consent of Knight Piesold Ltd.
23.16 +	Consent of SRK Consulting (Argentina) S.A.
23.17 +	Consent of Mining Plus Canada Consulting Ltd.
23.18 +	Consent of P&E Mining Consultants Inc.
23.19 +	Consent of Luke Willis
23.20 +	Consent of CRM-SA, LLC.
31.1 +	Certification pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 for Robert R. McEwen, Chief Executive Officer.
31.2 +	Certification pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 for Perry Ing, Chief Financial Officer.
32 +	Section 1350 Certifications of Chief Executive Officer and Chief Financial Officer.
95 +	Mine safety disclosure
96 +	Technical Report Summary of the Loz Azules Copper Mining Project
96.1	S-K 1300 Technical Report Summary on the initial assessment of the Fox Complex dated as of December 31, 2024 (incorporated by reference from the Current Report on Form 10-K filed with the SEC on March 14, 2025, Exhibit 96, File No. 001-33190).

97	Clawback policy disclosure (incorporated by reference from the Annual Report on Form 10-K filed with the SEC on March 14, 2025, Exhibit 97, File No. 001-33190).
101 SCH	Inline XRBL Taxonomy Extension Schema Document.
101 CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101 DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

| + | Furnished with this report |
| # | Indicates management contract or compensatory plan or arrangement |

ITEM 16. FORM 10-K SUMMARY

[NONE]

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

		MCEWEN INC.
	By:	/s/ ROBERT R. MCEWEN
Dated: March 16, 2026		Robert R. McEwen,
		Chairman of the Board of Directors and
		Chief Executive Officer

/s/ ROBERT R. MCEWEN Robert R. McEwen	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 16, 2026
/s/ PERRY ING Perry Ing	Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 16, 2026
/s/ RICHARD W. BRISSENDEN Richard W. Brissenden	Director	March 16, 2026
/s/ WILLIAM SHAVER William Shaver	Director	March 16, 2026
/s/ IAN J. BALL Ian Ball	Director	March 16, 2026
/s/ MICHELLE MAKORI Michelle Makori	Director	March 16, 2026
/s/ NICOLAS DARVEAU Nicolas Darveau	Director	March 16, 2026
/s/ ALFRED COLAS Alfred Colas	Director	March 16, 2026
JOHN C FLOREK John C Florek	Director	March 16, 2026
DALIA ASTERBADI Dalia Asterbadi	Director	March 16, 2026
STEVE KASZAS Steve Kaszas	Director	March 16, 2026
MICHAEL MELANSON Michael Melanson	Director	March 16, 2026